

Expertise and Technology for National Security

2024 annual report

Table of contents





Letter to shareholders



John S. Mengucci
President
Chief Executive Officer
CACI International Inc

To my fellow CACI shareholders,

In a volatile and rapidly changing world, CACI delivered expertise and technology in fiscal year 2024 (FY24) that made a difference to our customers and exceeded our commitments to our shareholders.

We delivered double-digit revenue growth, strong margins, and healthy cash flow. With more than $14 billion in contract awards — including more than $8 billion in new work for the company — CACI grew its backlog by 22%.

These outstanding results are a testament to our successful execution of a consistent, well-defined, and market-aligned strategy. Our strategy of investing ahead of need in differentiated capabilities, bidding less and winning more, focusing on larger and longer duration opportunities, and proactively shaping those opportunities enabled CACI to win significant new work. In addition, our focus on superior execution — which is foundational to our culture — led to on-contract growth, sole-source extensions, and high contract retention through recompetes.

We intentionally align our expertise and technology with enduring and well-funded national security priorities. Our results demonstrate that CACI is in the right markets, delivering high-value, differentiated capabilities — all of which support our ability to grow and deliver value to our customers and shareholders.

Our exceptional performance enabled flexible and opportunistic capital deployment, including executing $150 million in share repurchases and making several tuck-in acquisitions — Quadrint, Inc. in the U.S. and two small companies in the U.K. We continued investing in our talented employees — efforts that were again recognized by prestigious organizations such as Fortune and Forbes naming CACI a "World's Most Admired Company," among "America's Most Innovative Companies," and a "Best Employer" across multiple categories.

The results of FY24 provide a great foundation for further growth in FY25 and beyond. As is always the case, our success is driven by our employees' talent, innovation, and commitment, and supported by our culture of ethics and integrity. I want to thank our employees for everything they do to contribute to our company and our nation. I want to thank our customers for their confidence in us. And I want to thank you, our shareholders, for your continued support of CACI.





$14B $8B

CONTRACT AWARDS NEW WORK

Predictable organic revenue growth

Profitability supportive of continued investment

Efficient management of working capital
and capital expenditures

Flexible and opportunistic capital deployment

Our performance



Revenues ($M)

20	21	22	23	24
5,720	6,044	6,203	6,703	**7,660**

Net income ($M)

20	21	22	23	24
321	457	367	385	**420**

Diluted EPS ($)

20	21	22	23	24
12.61	18.30	15.49	16.43	**18.60**

EBITDA[1,2] ($M)

20	21	22	23	24
574	669	638	716	**798**

Adjusted net income[2] ($M)

20	21	22	23	24
365	507	422	441	**475**

Adjusted EPS[2] ($)

20	21	22	23	24
14.33	20.29	17.81	18.83	**21.05**

Shareholders' equity ($M)



Year	Value
20	2,661
21	2,665
22	3,054
23	3,224
24	**3,518**

Income statement data
(in thousands, except per share data and percentages)

Year ended June 30	2024	% Change	2023
Revenues	$7,659,832	14.3%	$6,702,546
Operating income	$649,708	14.5%	$567,500
Net income	$419,924	9.1%	$384,735
Diluted earnings per share	$18.60	13.2%	$16.43
Weighted-average diluted shares	22,573		23,413

Balance sheet data
(in thousands, except percentages)

Year ended June 30	2024	% Change	2023
Total assets	$6,796,101	3.0%	$6,600,808
Working capital	$296,269	37.1%	$216,066
Shareholders' equity	$3,518,207	9.1%	$3,224,334

Free cash flow [2] ($M)



Year	Value
20	439
21	537
22	695
23	282
24	**384**

There are statements made herein which reflect our intent, belief, or current expectations and do not address historical facts. Such statements could be interpreted to be forward-looking statements within the meaning of federal securities laws.

Please refer to CACI's Annual Report on Form 10-K as well as other filings with the SEC, for a description of the substantial risks and uncertainties related to the forward-looking statements included herein.

[1] FY20 was defined as Adjusted EBITDA.

[2] This non-GAAP measure should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP. For additional information regarding this non-GAAP measure, see the related explanation and reconciliation to the GAAP measure on page 18 of this Annual Report.

Our vision

Be the ever vigilant partner that national security customers depend upon to overcome their greatest challenges.

Provide differentiated expertise and technology at the speed of change in markets that matter.

Distinguish CACI as an inclusive team of professionals committed to doing the right thing by performing with good character, ethics, and integrity.

Be the place where talent comes to drive the future of national security.

Through a well-defined and articulated strategy, deliver better than fair market returns to investors.



Our market-based approach

We understand that the national security landscape is ever changing. True to our long-standing and highly-trusted brand, CACI remains ever vigilant by offering differentiated expertise and innovative technology at the speed of change to meet the most difficult challenges head on.

We compete in seven markets where our impact spans from the desktop to the tactical edge — with capabilities to meet the multitude of complexities in between.



C4ISR



Cyber



Digital Solutions



Engineering Services



Enterprise IT



Mission Support



Space



Our business in action

In FY24, our Agile-at-scale software development methodologies resulted in enterprise mission success for government operations by empowering our customers to meet modern challenges. For example, through our work with NASA on the Consolidated Applications and Platform Services program, we are standardizing and centralizing software development by providing stakeholders with timely, accurate, relevant information. Similarly, we are building on 20 years of enabling mission agility and adaptability by continuing to provide language analysis and expertise to an Intelligence Community customer, strengthening foreign intelligence missions.

At the frontlines, CACI plays a leading role in winning the fight in electromagnetic spectrum dominance through signals detection, direction finding, electronic attack, and associated intelligence activities at the tactical edge. We are also leaders in force protection with proven counter-uncrewed systems (C-UxS) technologies.

Beyond the tactical edge, we are protecting our customers by securing their data and information without compromising productivity. We continue to reap the benefits of our investments in network modernization through significant enterprise IT programs for customers like the U.S. Army, U.S. European Command, and U.S. Africa Command. By utilizing Commercial Solutions for Classified and advanced cybersecurity technologies, we strengthen the resiliency of network operations and improve critical hardware and software life cycle performance.

We believe in leveraging space as the final frontier to push the boundaries of how our customers use information to advance their missions. That's why we stretched what is possible with our technologies, demonstrating the interoperability of our optical communications terminals to create a high-volume data transport system in Earth's orbit. We also made history with NASA, establishing optical communications with a probe over a distance of more than 200 million kilometers in deep space. We continue to deploy advanced capabilities that fuel space superiority and multi-domain operational success.



11K

MILITARY AND CIVILIAN PERSONNEL
SUPPORTED BY OUR ENTERPRISE IT
EFFORTS ACROSS 60 LOCATIONS IN
EUROPE AND AFRICA

800K

END USERS BENEFITTING
FROM CACI'S IT
SERVICE MANAGEMENT
ACROSS GOVERNMENT

200

NASA IT SYSTEMS
TO BE CONSOLIDATED
INTO ONE PROGRAM

Investing ahead of need

CACI's enduring strategy of investing ahead of need is the engine that drives our innovation. As we advance to FY25 and beyond, we will continue to align our business to customer demand and the constantly evolving global threat environment.

To support our customers' highest priorities, we are positioned to address their current and future challenges by shouldering investments in key focus areas, including:

Network modernization
As evidenced by our strong FY24 awards, CACI is a dominant force in network modernization. With success stories writing themselves at multiple government agencies, we deliver superior user experiences across the board while achieving—and often beating—delivery timelines and milestones. While each program has its own nuances, we invest in and foster the leading experts who know exactly how to upgrade, secure, enhance, and drive network efficiencies. The bottom line is that CACI enhances enterprise performance more quickly and effectively than our competitors, and we intend to continue doing so.

Software development
CACI manages three multi-billion dollar software development programs across the U.S. government. Our teams of Agilists are unmatched in their impressive, iterative knowledge of software development methodologies. Our commitment to open architecture, software-defined technology drives innovation, continuous improvement, and new capabilities at a rapid pace. We continue to invest in the expertise and technology that maintain our position as a leader in software development so that we can dynamically deliver the outcomes our customers demand.

Electromagnetic spectrum
Actionable intelligence needs to be more prescient than ever before. For more than a decade, our sustained investment in developing and deploying cutting-edge technologies has provided the U.S. with spectrum advantage around the world. CACI's electromagnetic spectrum portfolio meets a growing demand for robust, multi-domain, modular, and integrated tactical applications. As uncrewed systems and drones reshape the battlefield, this investment continues to evolve rapidly into form factors and on platforms that our armed forces need to defeat global threats.

Photonics

CACI's American-engineered and -made photonics technology advances our nation's security in the highly contested space domain. Our strategic investment in this business has made it the most reliable and lowest risk optical communications technology facilitating secure communications across a breadth of orbits and operations today. Government and defense industry customers rely on our proven success for their critical missions across all orbits and into deep space. Going forward, we will continue to combine research, development, and innovation with scaled manufacturing to meet growing demand.

200M+

NUMBER OF KILOMETERS
FROM SPACE PROBE TO EARTH
FOR SUCCESSFUL OPTICAL
TRANSMISSION OF DATA

27

NUMBER OF DEPLOYED AND
OPERATIONAL OPTICAL
COMMUNICATIONS TERMINALS
IN LOW-EARTH ORBIT



Our people

Our people are our greatest asset. Our company's success is driven by our 24,000 employees' limitless talent, innovation, and commitment, and is enabled by our culture of ethics and integrity. We win work with the best talent possible because we offer boundless opportunities for our employees to serve their country, grow their skills, and expand their horizons. Each of our employees — including our hundreds of summer interns — are given the autonomy to succeed, the resources to thrive, and the opportunity to break new ground. We believe in providing dynamic careers that inspire our employees to shape the future of national security.

Awards and recognition


FORTUNE
WORLD'S MOST ADMIRED COMPANIES™
2024

Ranked 13 times, seven consecutively


USA TODAY
TOP WORK PLACES
2024
USA

Ranked four times consecutively


Forbes 2023
THE BEST EMPLOYERS FOR VETERANS
POWERED BY STATISTA

Ranked four times consecutively


FORTUNE
AMERICA'S MOST INNOVATIVE COMPANIES
2024
statista

First-time awardee









Summary of U.K. operations

CACI's business in the U.K. generated another year of record revenue and net income from offices and programs throughout Europe and Asia.

In FY24, we helped safeguard the U.K. by providing key solutions for secure government organizations, such as a crucial system for the U.K. Home Office that ensures the protection and efficient operation of the U.K. border. We also delivered rapid software development for Gold Standard, an international non-government organization, to uphold environmental integrity in global carbon emission reduction projects. Additionally, we developed a real-time communications program for easyJet, a European airline.

This year's strategic acquisitions informed the digital transformation and software engineering capabilities for government, defense, and commercial customers. Looking forward, we will continue to focus on investments in proprietary products, data solutions, and distinctive expertise that differentiate and expand our capabilities and global presence.



Our Board of Directors



Michael A. Daniels
(Chairman)



John S. Mengucci



Lisa S. Disbrow



Susan M. Gordon



William L. Jews



Admiral Gregory G. Johnson,
U.S. Navy (Ret.)



Ryan D. McCarthy



Philip O. Nolan



Debora A. Plunkett



Stanton D. Sloane



General William Scott Wallace,
U.S. Army (Ret.)

About CACI

At CACI International Inc (NYSE: CACI), our 24,000 talented and dynamic employees are ever vigilant in delivering distinctive expertise and differentiated technology to meet our customers' greatest challenges in national security. We are a company of good character, relentless innovation, and long-standing excellence. Our culture drives our success and earns us recognition as a Fortune World's Most Admired Company. CACI is a member of the Fortune 1000 Largest Companies, the **R**ussell 1000 Index, and the S&P MidCap 400 Index. For more information, visit us at caci.com.

Additional information

FY 2024 10-K

Proxy Statement

FY 2024 Q4 and Full Year
Earnings **R**elease



Reconciliation of Non-GAAP measures

Reconciliation of Net Income to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

The Company views Adjusted EBITDA and Adjusted EBITDA margin, both of which are defined as non-GAAP measures, as important indicators of performance, consistent with the manner in which management measures and forecasts the Company's performance. Adjusted EBITDA is a commonly used non-GAAP measure when comparing our results with those of other companies. We define Adjusted EBITDA as GAAP net income plus net interest expense, income taxes, depreciation and amortization expense (including depreciation within direct costs), and earnout adjustments. We consider Adjusted EBITDA to be a useful metric for management and investors to evaluate and compare the ongoing operating performance of our business on a consistent basis across reporting periods, as it eliminates the effect of non-cash items such as depreciation of tangible assets, amortization of intangible assets primarily recognized in business combinations, as well as the effect of earnout gains and losses, which we do not believe are indicative of our operating performance. Adjusted EBITDA margin is adjusted EBITDA divided by revenue. These non-GAAP measures should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP.

(in thousands)

	6/30/2020
Net Income	$321,480
Plus:	
Income taxes	80,157
Interest income and expense, net	56,059
Depreciation and amortization expense, including amounts within direct costs	112,889
Earnout adjustments	3,000
Adjusted EBITDA	$573,585

(in thousands)

	6/30/2020
Revenues, as reported	$5,720,042
Adjusted EBITDA	573,585
Adjusted EBITDA margin	10%

Reconciliation of Net Income to Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

The Company views EBITDA and EBITDA margin, both of which are defined as non-GAAP measures, as important indicators of performance, consistent with the manner in which management measures and forecasts the Company's performance. EBITDA is a commonly used non-GAAP measure when comparing our results with those of other companies. We define EBITDA as GAAP net income plus net interest expense, income taxes, and depreciation and amortization expense (including depreciation within direct costs). We consider EBITDA to be a useful metric for management and investors to evaluate and compare the ongoing operating performance of our business on a consistent basis across reporting periods, as it eliminates the effect of non-cash items such as depreciation of tangible assets, amortization of intangible assets primarily recognized in business combinations, which we do not believe are indicative of our operating performance. EBITDA margin is EBITDA divided by revenue. These non-GAAP measures should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP.

(in thousands)	Twelve Months Ended			
	6/30/2024	6/30/2023	6/30/2022	6/30/2021
Net Income	$419,924	$384,735	$366,794	$457,443
Plus:				
Income taxes	124,725	98,904	87,778	42,172
Interest income and expense, net	105,059	83,861	41,757	39,836
Depreciation and amortization expense, including amounts within direct costs	148,293	148,482	141,179	129,131
EBITDA	$798,001	$715,982	$637,508	$668,582

(in thousands)	Twelve Months Ended			
	6/30/2024	6/30/2023	6/30/2022	6/30/2021
Revenues, as reported	$7,659,832	$6,702,546	$6,202,917	$6,044,135
EBITDA	798,001	715,982	637,508	668,582
EBITDA margin	10.4%	10.7%	10.3%	11.1%

Reconciliation of Net Income to Adjusted Net Income and Diluted EPS to Adjusted Diluted EPS (Unaudited)

Adjusted net income and Adjusted diluted EPS are non-GAAP performance measures. We define Adjusted net income and Adjusted diluted EPS as GAAP net income and GAAP diluted EPS, respectively, excluding intangible amortization expense and the related tax impact as we do not consider intangible amortization expense to be indicative of our operating performance. We believe that these performance measures provide management and investors with useful information in assessing trends in our ongoing operating performance, provide greater visibility in understanding the long-term financial performance of the Company, and allow investors to more easily compare our results to results of our peers. These non-GAAP measures should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP.

(in thousands, except per share data)	Twelve Months Ended				
	6/30/2024	6/30/2023	6/30/2022	6/30/2021	6/30/2020
Net income, as reported	$419,924	$384,735	$366,794	$457,443	$321,480
Intangible amortization expense	73,776	75,426	74,133	67,501	59,273
Tax effect of intangible amortization[1]	(18,640)	(19,236)	(19,199)	(17,748)	(15,585)
Adjusted net income	$475,060	$440,925	$421,728	$507,196	$365,168

(in thousands, except per share data)	Twelve Months Ended				
	6/30/2024	6/30/2023	6/30/2022	6/30/2021	6/30/2020
Diluted EPS, as reported	$18.60	$16.43	$15.49	$18.30	$12.61
Intangible amortization expense	3.27	3.22	3.13	2.70	2.33
Tax effect of intangible amortization[1]	(0.82)	(0.82)	(0.81)	(0.71)	(0.61)
Adjusted diluted EPS	$21.05	$18.83	$17.81	$20.29	$14.33

[1] Calculation uses an assumed full year statutory tax rate of 25.3%, 25.5%, 25.9%, 26.3%, and 26.3% on non-GAAP tax deductible adjustments for June 30, 2024, 2023, 2022, 2021 and 2020, respectively.

Reconciliation of Net Cash Provided by Operating Activities to Net Cash Provided by Operating Activities Excluding MARPA and to Free Cash Flow (Unaudited)

The Company defines Net cash provided by operating activities excluding MARPA, a non-GAAP measure, as net cash provided by operating activities calculated in accordance with GAAP, adjusted to exclude cash flows from CACI's Master Accounts Receivable Purchase Agreement (MARPA) for the sale of certain designated eligible U.S. government receivables up to a maximum amount of $250.0 million. Free cash flow is a non-GAAP liquidity measure and may not be comparable to similarly titled measures used by other companies. The Company defines Free cash flow as Net cash provided by operating activities excluding MARPA, less payments for capital expenditures. The Company uses these non-GAAP measures to assess our ability to generate cash from our business operations and plan for future operating and capital actions. We believe these measures allow investors to more easily compare current period results to prior period results and to results of our peers. Free cash flow does not represent residual cash flows available for discretionary purposes and should not be used as a substitute for cash flow measures prepared in accordance with GAAP.

(in thousands)	Twelve Months Ended				
	6/30/2024	6/30/2023	6/30/2022	6/30/2021	6/30/2020
Net cash provided by operating activities	$497,331	$388,056	$745,554	$592,215	$518,705
Cash used in (provided by) MARPA	(50,000)	(42,215)	24,242	17,973	(7,473)
Net cash provided by operating activities excluding MARPA	447,331	345,841	769,796	610,188	511,232
Capital expenditures	(63,686)	(63,717)	(74,564)	(73,129)	(72,303)
Free cash flow	$383,645	$282,124	$695,232	$537,059	$438,929



EVER VIGILANT

Corporate Headquarters

CACI International Inc
12021 Sunset Hills Road
Reston, VA 20190
(703) 841-7800

caci.com

European Headquarters

CACI House – Kensington Village
Avonmore Road
London, England W14 8TS
(01144207) 602-6000

caci.co.uk

Find career opportunities at:
careers.caci.com

Connect with us through social media:



CACI and CACI Ever Vigilant are registered trademarks of CACI. ©2024 CACI International Inc. All rights reserved.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission File Number 001-31400

CACI International Inc
(Exact name of registrant as specified in its charter)

Delaware	**54-1345888**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification No.)**

12021 Sunset Hills Road, Reston, VA 20190
(Address of principal executive offices)

(703) 841-7800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CACI	New York Stock Exchange

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒. No ☐.

Indicate by check mark whether the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐. No ☒.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒. No ☐.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒. No ☐.

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐.

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒.

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐. No ☒.

The aggregate market value of common shares held by non-affiliates of the Registrant on December 31, 2023 was $7,137,375,979, based upon the closing price of the Registrant's common shares as quoted on the New York Stock Exchange composite tape on such date.

As of July 26, 2024, there were 22,303,119 shares outstanding of CACI International's common stock, par value $0.10 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference certain information from the Registrant's Proxy Statement to be filed with the Securities Exchange Commission (SEC) pursuant to Regulation 14A for the 2024 Annual Meeting of Stockholders.

INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Annual Report on Form 10-K, may not address historical facts and, therefore, could be interpreted to be "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including projections of financial performance; statements of plans, strategies and objectives of management for future operations; any statement concerning developments, performance or industry rankings relating to products or services; any statements regarding future economic conditions or performance; any statements of assumptions underlying any of the foregoing; and any other statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements may be characterized by terminology such as "believe," "anticipate," "expect," "should," "intend," "plan," "will," "estimates," "projects," "strategy" and similar expressions. These statements are based on assumptions and assessments made by the Company's management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties that include but are not limited to the factors set forth under Item 1A, Risk Factors in this Annual Report on Form 10-K.

Any such forward-looking statements are not guarantees of future performance, and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. The forward-looking statements included herein speak only as of the date of this Annual Report on Form 10-K. The Company disclaims any duty to update such forward-looking statements, all of which are expressly qualified by the foregoing.

CACI International Inc

FORM 10-K

TABLE OF CONTENTS

Item 1. Business

Overview

CACI International Inc ("CACI"), a Delaware corporation, is a holding company whose operations are conducted through subsidiaries primarily located in the United States and Europe. CACI was founded in 1962 as a simulation technology company and has grown into a leading provider of distinctive Expertise and differentiated Technology to customers in support of national security in the intelligence, defense, and federal civilian sectors, both domestically and internationally. Unless the context indicates otherwise, the terms "we", "our", "the Company" and "CACI" refer to CACI International Inc and its subsidiaries and ventures that are majority-owned or otherwise controlled by it. The term "the Registrant" refers to CACI International Inc only.

- Expertise – CACI delivers talent with the specific technical and functional knowledge to support internal agency operations. Examples include functional software development expertise, data and business analysis, IT operations support, naval architecture, engineering, and life cycle support intelligence and special operations support, and network and exploitation analysis.

- Technology – CACI provides technology that addresses our customer's most challenging needs. This includes agile software development using open modern architectures and DevSecOps; advanced data platforms and applications augmented by Artificial Intelligence (AI), Enterprise Resource Planning (ERP) systems, Electromagnetic Spectrum (EMS) capabilities, photonics and network modernization. CACI invests ahead of customer need with research and development to generate unique intellectual property and differentiated technology addressing critical national security needs.

Our proven Expertise and Technology and strong record of program delivery have enabled us to compete for and secure new customers and contracts, win repeat business, and build and maintain long-term customer relationships. We seek competitive business opportunities and have built our operations to support major programs through a market-focused business development organization.

Our customers are primarily agencies and departments of the U.S. government as well as foreign governments and commercial enterprises. The demand for our Expertise and Technology, in large measure, is created by the increasingly complex network, systems, and information environments in which governments and businesses operate, and by the need to stay current with emerging technology while increasing productivity, enhancing security, and, ultimately, improving performance.

For additional discussion and analysis on recent business developments, see "Management's Discussion and Analysis of Financial Condition & Results of Operations" in Part II of this Annual Report on Form 10-K.

Our Markets

Domestic Operations

We provide our Expertise and Technology to our domestic customers in the following market areas:

- Digital Solutions – CACI transforms how government does business. Using our Agile-at-scale method and business process automation tools, we modernize enterprise and agency-unique applications, enterprise infrastructure, and business processes to enhance productivity and increase user satisfaction. We use data analytics and visualization to provide insights and outcomes that optimize our customer's operations.

- C4ISR – CACI teams ensure information superiority by delivering multi-domain command, control, communications, and computer (C4) intelligence, surveillance, and reconnaissance (ISR) technology and networks. Our software-defined signals intelligence, electronic warfare, and counter-unmanned aircraft system (C-UAS) solutions provide electromagnetic spectrum advantage and deliver precision effects against national security threats. We are at the forefront of developing technologies that meet the challenges of 5G and mmWave wireless communications both on and off the battlefield.

- Cyber – CACI's full-spectrum cyber capabilities help customers prepare, defend, and sustain their enterprise and mission against cyber threats. Through our research and development (R&D) efforts, we develop and deploy new technologies for cybersecurity and cyberspace operations, including addressing technical challenges in an era of converging cyber, electronic warfare (EW), and signals intelligence (SIGINT) operations. Our industry-leading cybersecurity lifecycle approach ensures the confidentiality, integrity, and availability of networks, systems, and data.

- Space – CACI's space domain awareness and decision support capabilities enable multi-domain operations. We are an industry leader in intelligence fusion, data analytics, and decision support as well as integrated logistics that keep vital space capabilities running. We are at the forefront of developing technologies that use lasers for free space optical communications and long-range sensing.

- Engineering Services – CACI provides platform integration and modernization and sustainment, system engineering, naval architecture, training and simulation services, and logistics engineering to help our customer achieve a decisive tactical edge. We enhance platforms to improve situational awareness, mobility, interoperability, lethality, and survivability. We conduct software vulnerability analysis and harden technology to protect against malicious actors. Our platform-agnostic, mission-first approach ensures optimal performance, so our nation's forces can overmatch our adversaries.

- Enterprise IT – CACI amplifies efficiency with unmatched expertise and next-generation technology. We pioneered secure, enterprise cloud solutions for classified and unclassified networks. We design, implement, protect, and manage secure enterprise IT solutions for approximately 50 federal agencies to optimize efficiency, enhance performance, and ensure end-user satisfaction.

- Mission Support – CACI's intelligence support ensures continuous advances in collection, analysis, and dissemination to optimize decision-making. We provide analytic services in approximately 50 languages, as well as scenario-based instruction across the spectrum of intelligence processing, collection, and products. Our investigation and litigation experts support the U.S. government on thousands of cases, saving taxpayers billions of dollars. And CACI facilitates the secure flow of supplies across the globe.

Domestic Operations represented 97.0%, 97.2%, and 96.9% of our total revenues for the fiscal year ended June 30, 2024 ("fiscal 2024"), June 30, 2023 ("fiscal 2023") and June 30, 2022 ("fiscal 2022"), respectively.

International Operations

Our international operations are conducted primarily through our operating subsidiaries in Europe, CACI Limited and CACI BV, and account for substantially all revenues generated from international customers. Headquartered in London, our international operations provide a diverse mix of IT services and proprietary data and software products, serving commercial and government customers throughout the United Kingdom (U.K.), continental Europe and around the world.

International Operations represented 3.0%, 2.8%, and 3.1% of our total revenues for fiscal 2024, 2023, and 2022, respectively.

Competition

We operate in a highly competitive industry that includes many firms, some of which are larger in size and have greater financial resources than we do. We obtain much of our business on the basis of proposals submitted in response to requests from potential and current customers, who may also receive proposals from other firms. Non-traditional players have entered the market and have established positions related to such areas as cloud computing, cyber, satellite operations, and business systems. Additionally, we face indirect competition from certain government agencies that perform services for themselves similar to those marketed by us. We know of no single competitor that is dominant in our fields of technology. We have a relatively small share of the addressable market for our Expertise and Technology and intend to achieve growth and increase market share both organically and through strategic acquisitions.

Strengths and Strategy

We primarily offer our entire range of Expertise and Technology to defense, intelligence and civilian agencies of the U.S. government. Our work for U.S. government agencies may combine a wide range of skills drawn from our Expertise and Technology. We also contract through our international operations to provide our offerings to governments of other nations. As with other government contractors, our business is subject to government customer funding decisions and actions that are beyond our control.

Our international commercial customer base consists primarily of large commercial and government enterprises in the U.K. This market is the primary target of a diverse mix of IT consultancy services and proprietary data and software products. Commercial bids are frequently negotiated as to terms and conditions for schedule, specifications, delivery and payment.

In order to effectively perform on our existing customer contracts and secure new customer contracts within the U.S. government, we must maintain expert knowledge of agency policies, operations and challenges. We combine this comprehensive knowledge with Expertise and Technology for our customers. Our capabilities provide us with opportunities either to compete directly for, or to support other bidders in competition for multi-million dollar and multi-year award contracts from the U.S. government.

We have strategic business relationships with a number of companies associated with the information technology industry. These strategic partners have business objectives compatible with ours and offer Expertise and Technology that complement ours. We intend to continue development of these kinds of relationships wherever they support our growth objectives.

Our marketing and new business development is conducted by many of our officers and managers including the Chief Executive Officer, executive officers, vice presidents and division managers. We employ marketing professionals who identify and qualify major contract opportunities, primarily in the federal government market.

Much of our business is won through submission of formal competitive bids. Government and commercial customers typically base their decisions regarding contract awards on their assessment of the quality of past performance, responsiveness to proposal requirements, price, and other factors. The terms, conditions and form of contract of government bids, however, are in most cases specified by the customer. In situations in which the customer-imposed contract type and/or terms appear to expose us to inappropriate risk or do not offer us a sufficient financial return, we may seek alternate arrangements or opt not to bid for the work. Essentially all contracts with the U.S. government, and many contracts with other government entities, permit the government customer to terminate the contract at any time for the convenience of the government or for default by the contractor. Although we operate under the risk that such terminations may occur and have a material impact on operations, such terminations have been rare and, generally, have not materially affected operations.

Our contracts and subcontracts are composed of a wide range of contract types, including fixed-price, cost reimbursement, time-and-materials, indefinite delivery/indefinite quantity (IDIQ) and government wide acquisition contracts (known as GWACS) such as General Services Administration (GSA) schedule contracts. By company policy, significant fixed-price contracts require the approval of at least two of our senior officers.

For fiscal 2024, the top ten revenue-producing contracts, many of which consist of many task orders, accounted for 41.9% of our revenues, or $3.2 billion.

Recent Acquisitions

During the past three fiscal years, we completed a total of eight acquisitions, including:

- During fiscal 2024, the Company completed three acquisitions that enhance our capabilities and/or customer relationships.

- During fiscal 2023, CACI Limited completed one acquisition of a business in the U.K. that provides software engineering, data analysis and cyber services to the national security sector.

- During fiscal 2022, CACI completed four acquisitions that provide technology to sensitive government customers. Their capabilities include open source intelligence solutions, specialized cyber, satellite communications, multi-domain photonics technologies for free-space optical (FSO) communications, and commercial solutions for classified (CSfC) security technologies.

Seasonal Nature of Business

Our business in general is not seasonal, although the summer and holiday seasons affect our revenues because of the impact of holidays and vacations on our labor. Variations in our business also may occur at the expiration of major contracts until such contracts are renewed or new business is obtained.

The U.S. government's fiscal year ends on September 30 of each year. It is not uncommon for government agencies to award extra tasks or complete other contract actions in the weeks before the end of a fiscal year in order to avoid the loss of unexpended funds. Moreover, in years when the U.S. government does not complete the budget process for the next fiscal year before the end of September, government operations whose appropriations legislation has not been signed into law are funded under a continuing resolution that authorizes them to continue to operate but traditionally does not authorize new spending initiatives.

Human Capital

Our People

Our employees are our most valuable resource. We are in continuing competition for highly skilled professionals in virtually all of our market areas. The success and growth of our business is significantly correlated with our ability to recruit, train, promote and retain high quality people at all levels of the organization. As of June 30, 2024, we employed approximately 24,000 talented full and part-time employees that help make CACI a respected and recognized industry leader.

Our Culture

Our culture defines who we are, how we act, and what we believe is the right way to conduct business and is the driving force behind our success. Our culture unifies us as a company and strengthens our resolve to meet our customers' – and our country's – most critical missions.

We believe that there are two pillars to our culture: Character and Innovation. Character is demonstrated in our commitment to ethics and integrity as we expect all of our employees and independent contractors to comply with our high standards for the conduct of our business that are reflected in our policies and practices. We require all of our employees, independent contractors working on customer engagements, officers, and directors annually to execute and affirm to the code of ethics applicable to their activities. In addition, we require annual ethics and compliance training for all of our employees to provide them with the knowledge necessary to maintain our high standards of ethics and compliance.

Innovation is demonstrated in our dedication to advancement and excellence. Our Center for Research, Application, Development, Learning, and Engagement (CRADLE℠) is a state-of-the-art collaboration facility that provides customers with an enhanced engagement experience, built to foster innovation, creative designs, and unique solutions. The CRADLE brings together customers, industry partners, academia, and CACI personnel to explore and discover new ways to solve complex problems and challenges.

Diversity, Equity, and Inclusion

We embrace diversity, equity, and inclusion as core values and seek to ensure that all our employees experience a highly inclusive working environment. Diversity, equity, and inclusion are woven into the fabric of CACI's culture where people bring their genuine selves to work, feel inspired about CACI's mission, and are passionate about making a difference for our people, customers, and the community. Equity is defined as opportunities for development, growth, and advancement for all of our employees.

Offering opportunities for employees to engage in allyship (advocating for individuals from marginalized groups with the goal of advancing inclusion), highlight successes, champion initiatives, discuss concerns, and much more is core to CACI's commitment to a diverse, equitable, and inclusive work environment. We created Employee Resource Groups (ERGs) to provide a safe space for group member engagement, while offering mentorship, networking, professional development, and leadership opportunities.

We also focus on creating an environment where our people feel passionate and inspired about their careers and embrace and celebrate differences. We achieve this by raising cultural awareness across the organization through our Path to Inclusion movement. In our efforts to build inclusive teams, our Path to Inclusion campaign cultivates cultural intelligence (CQ) across CACI. CQ is an essential skill that consists of being aware of our own cultural identity, understanding the cultural identities of others, and bridging the gap to embrace and appreciate the differences. This enables us to work collaboratively across teams and the organization in ways that ensure everyone is valued.

Talent Acquisition, Development and Retention

Our industry is ever-evolving, and those who are most successful evolve with it, continually learning and growing throughout their careers. To ensure we have the talent to meet the needs of our customers, we employ broad recruiting and outreach efforts, including partnerships with universities, the military, and professional organizations, resulting in an inclusive pool of the most qualified candidates.

We are able to retain our employees through our career mobility corporate culture, where we believe in growth at all levels. We encourage all employees to embrace a career growth mindset at CACI and strive to provide our employees with long-term professional advancement and a great workplace experience through professional development and a culture of mobility because our people drive our company.

CACI has conducted employee engagement surveys and we rank above external benchmark companies in the areas of sustainable engagement, inclusion, teamwork, supervision and empowerment. Specifically, our employees report that they have a personal sense of accomplishment in their work, they feel safe to speak up, and they have pride in CACI. These indicators of an exceptionally strong culture and work environment puts CACI in an extremely competitive position to attract and retain talent and reach our organizational growth objectives. We continue to invest in the areas that produce such high engagement – leadership education, career resources for employees, comprehensive onboarding for new employees, and formal and informal communications that create a two-way dialogue among employees and leaders.

We have a multilevel approach to developing our leaders, with cohort-style programs for first-line, mid-level and executive leaders. These programs focus on leadership capabilities unique to each level of leadership, and serve to increase self-awareness, strengthen skills and expand networking for our leaders. Furthermore, we have a robust talent planning approach to identify potential future leaders, conduct rigorous assessments and create actionable development plans to advance their readiness to take on our most senior roles as they evolve in our future.

Employee Wellbeing

We value the social, physical, financial, and emotional well-being of our employees. We believe in curating environments and providing resources that support the CACI community's well-being. We cultivate a culture that prioritizes wellness and encourages a healthy, balanced, and thriving lifestyle. It is our desire to provide our employees innovative and accessible resources that support them on their well-being journey to become their best selves. Our mission is to educate, support, and empower employees through the delivery of a comprehensive well-being program. Our well-being program includes Flexible Time Off (FTO), which allows employees to better balance their work and personal commitments by providing them the opportunity to take time off as needed without a set number of maximum days per year. In addition, CACI supports the financial wellness of our employees by providing unlimited access to fiduciary advice at no cost to the employee, as well as a full suite of tools and educational opportunities to enable our employees to meet their financial goals.

Patents, Trademarks, Trade Secrets and Licenses

Generally, our solutions and services are not substantially dependent upon obtaining or maintaining intellectual property protections, although our operations make use of such protections and benefit from them as discriminators in competition. The Company owns patents and claims copyright, trademark and other proprietary rights in a variety of intellectual property. We also maintain a number of trade secrets that contribute to our success and competitive distinction and endeavor to accord such trade secrets protection adequate to ensure their continuing availability to us.

Our proprietary information is protected through a combination of contractual arrangements with our employees and third parties and intellectual property laws. From time to time, we are required to assert our rights against former employees or other third parties who attempt to misappropriate our proprietary and confidential information. Although we are not materially dependent on the protection of our intellectual property, we take such matters seriously and pursue claims against such individuals to the extent necessary to adequately protect our rights.

As a systems integrator, it is important that we maintain access to software, data and technology supplied by third parties and we continue to enter into agreements that give us the right to distribute and receive income from third party software, data and technology that serve our customers. The durations of such agreements are negotiated and vary according to the terms of the agreements.

Business Segments, Foreign Operations, and Major Customers

The Company reports operating results and financial data in two segments: Domestic Operations and International Operations. See "Note 18 – Business Segments" in Part II of this Annual Report on Form 10-K for additional information.

Available Information

Our telephone number is (703) 841-7800 and our website can be accessed at www.caci.com. We make our web site content available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this Annual Report on Form 10-K.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are made available free of charge on our website at www.caci.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Documents filed by us with the SEC can also be viewed at www.sec.gov.

Item 1A. Risk Factors

You should carefully consider the risks and uncertainties described below, together with the information included elsewhere in this Annual Report on Form 10-K and other documents we file with the SEC. The risks and uncertainties described below are those that we have identified as material but are not the only risks and uncertainties that we face. Our business is also subject to general risks and uncertainties, such as overall U.S. and non-U.S. economic and industry conditions including a global economic slowdown, geopolitical events, changes in laws or accounting rules, fluctuations in interest and exchange rates, terrorism, international conflicts, major health concerns including global pandemics like COVID-19, natural disasters or other disruptions of expected economic and business conditions, that affect many other companies. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impact our business operations and liquidity.

Risks Related to our Business and Industry

We generate substantially all of our revenues from contracts with the federal government. If the federal government significantly decreased or ceased doing business with us, our business, prospects, financial condition and operating results would be materially and adversely affected.

The federal government is our primary customer, with revenues from federal government contracts, either as a prime contractor or a subcontractor, accounting for 95.1% and 94.8% of our total revenues in fiscal 2024 and 2023, respectively. Specifically, we generated 74.4% and 71.9% of our total revenues in fiscal 2024 and 2023, respectively, from contracts with agencies of the DoD. We expect that federal government contracts will continue to be the primary source of our revenues for the foreseeable future. If we were suspended or debarred from contracting with the federal government or any significant agency in the intelligence community or the DoD, if our reputation or relationship with government agencies was impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, prospects, financial condition and operating results would be materially and adversely affected.

Our business could be adversely affected by delays caused by our competitors protesting major contract awards received by us, resulting in the delay of the initiation of work.

The number of bid protests of contract awards by unsuccessful bidders is increasing and the U.S. government is taking longer to resolve such protests. Bid protests may result in an increase in expenses related to obtaining contract awards or an unfavorable modification or loss of an award. In the event a bid protest is unsuccessful, the resulting delay in the startup and funding of the work under these contracts may cause our actual results to differ materially and adversely from those anticipated.

Our business could be adversely affected by changes in spending levels or budgetary priorities of the federal government.

Because we derive substantially all of our revenues from contracts with the federal government, we believe that the success and development of our business will continue to depend on our successful participation in federal government contract programs. Changes in federal government budgetary priorities, such as for homeland security or to address global pandemics like COVID-19, or actions taken to address government budget deficits, the national debt, and/or prevailing economic conditions, could directly affect our financial performance. A significant decline in government expenditures, a shift of expenditures away from programs that we support or a change in federal government contracting policies could cause federal government agencies to reduce their purchases under contracts, to exercise their right to terminate contracts at any time without penalty or not to exercise options to renew contracts. For further discussion, refer to "Management's Discussion and Analysis of Financial Condition & Results of Operations" in Part II of this Annual Report on Form 10-K.

At times, we may continue to work without funding, and use our own internal funds in order to meet our customer's desired delivery dates for Expertise or Technology. It is uncertain at this time which of our programs' funding could be reduced in future years or whether new legislation will be passed by Congress in the next fiscal year that could result in additional or alternative funding cuts.

Additionally, our business could be affected if we experience an increase in set-asides for small businesses that could result in our inability to compete directly for prime contracts.

Our federal government contracts may be terminated by the government at any time and may contain other provisions permitting the government not to continue with contract performance, and if lost contracts are not replaced, our operating results may differ materially and adversely from those anticipated.

We generate substantially all of our revenues from federal government contracts that typically include a base period and discrete option periods. The option periods typically cover more than half of the contract's potential duration. Federal government agencies generally have the right not to exercise these option periods. In addition, our contracts typically also contain provisions permitting a government customer to terminate the contract for its convenience. A decision not to exercise option periods or to terminate contracts for convenience could result in significant revenue shortfalls from those anticipated.

Federal government contracts contain numerous provisions that are unfavorable to us.

Federal government contracts contain provisions and are subject to laws and regulations that give the government rights and remedies, some of which are not typically found in commercial contracts, including allowing the government to:

- cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;
- claim rights in systems and software developed by us;

- suspend or debar us from doing business with the federal government or with a governmental agency;

- impose fines and penalties and subject us to criminal prosecution; and

- control or prohibit the export of our data and technology.

If the government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, we may be unable to recover even those amounts and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source. Depending on the value of a contract, such termination could cause our actual results to differ materially and adversely from those anticipated. Certain contracts also contain organizational conflict of interest (OCI) clauses that limit our ability to compete for or perform certain other contracts. OCIs arise any time we engage in activities that (i) make us unable or potentially unable to render impartial assistance or advice to the government; (ii) impair or might impair our objectivity in performing contract work; or (iii) provide us with an unfair competitive advantage. For example, when we work on the design of a particular system, we may be precluded from competing for the contract to develop and install that system. Depending upon the value of the matters affected, an OCI issue that precludes our participation in or performance of a program or contract could cause our actual results to differ materially and adversely from those anticipated.

As is common with government contractors, we have experienced and continue to experience occasional performance issues under certain of our contracts. Depending upon the value of the matters affected, a performance problem that impacts our performance of a program or contract could cause our actual results to differ materially and adversely from those anticipated.

If we fail to establish and maintain important relationships with government entities and agencies, our ability to successfully bid for new business may be adversely affected.

To facilitate our ability to prepare bids for new business, we rely in part on establishing and maintaining relationships with officials of various government entities and agencies. These relationships enable us to provide informal input and advice to government entities and agencies prior to the development of a formal bid. We may be unable to successfully maintain our relationships with government entities and agencies, and any failure to do so may adversely affect our ability to bid successfully for new business and could cause our actual results to differ materially and adversely from those anticipated.

We derive significant revenues from contracts and task orders awarded through a competitive bidding process. If we are unable to consistently win new awards over any extended period, our business and prospects will be adversely affected.

Our contracts and task orders with the federal government are typically awarded through a competitive bidding process. We expect that much of the business that we will seek in the foreseeable future will continue to be awarded through competitive bidding. Budgetary pressures and changes in the procurement process have caused many government customers to increasingly purchase goods and services through IDIQ contracts, GSA schedule contracts and other government-wide acquisition contracts. These contracts, some of which are awarded to multiple contractors, have increased competition and pricing pressure, requiring that we make sustained post-award efforts to realize revenues under each such contract. In addition, in consideration of the practice of agencies awarding work under such contracts that is arguably outside the intended scope of the contracts, both the GSA and the DoD have initiated programs aimed to ensure that all work fits properly within the scope of the contract under which it is awarded. The net effect of such programs may reduce the number of bidding opportunities available to us. Moreover, even if we are highly qualified to work on a particular new contract, we might not be awarded business because of the federal government's policy and practice of maintaining a diverse contracting base.

This competitive bidding process presents a number of risks, including the following:

- we bid on programs before the completion of their design, which may result in unforeseen technological difficulties and cost overruns;

- we expend substantial cost and managerial time and effort to prepare bids and proposals for contracts that we may not win;

- we may be unable to estimate accurately the resources and cost structure that will be required to service any contract we win; and

- we may encounter expense and delay if our competitors protest or challenge awards of contracts to us in competitive bidding, and any such protest or challenge could result in the resubmission of bids on modified specifications, or in the termination, reduction or modification of the awarded contract.

If we are unable to win particular multi-year contracts, we may be prevented from providing to customers services that are purchased under those contracts for a number of years. If we are unable to consistently win new contract awards over any extended period, our business and prospects will be adversely affected and that could cause our actual results to differ materially and adversely from those anticipated. In addition, upon the expiration of a contract, if the customer requires further services of the type provided by the contract, there is frequently a competitive rebidding process. There can be no assurance that we will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract, and the termination or non-renewal of any of our significant contracts could cause our actual results to differ materially and adversely from those anticipated.

Our business may suffer if we or our employees are unable to obtain the security clearances or other qualifications we and they need to perform services for our customers.

Many of our federal government contracts require us to have security clearances and employ personnel with specified levels of education, work experience and security clearances. Depending on the level of clearance, security clearances can be difficult and time-consuming to obtain. If we or our employees lose or are unable to obtain necessary security clearances, we may not be able to win new business and our existing customers could terminate their contracts with us or decide not to renew them. To the extent we cannot obtain or maintain the required security clearances for our employees working on a particular contract, we may not generate the revenues anticipated from the contract which could cause our results to differ materially and adversely from those anticipated.

If our subcontractors fail to perform their contractual obligations, our performance as a prime contractor and our ability to obtain future business could be materially and adversely impacted and our actual results could differ materially and adversely from those anticipated.

Our performance of government contracts may involve the issuance of subcontracts to other companies upon which we rely to perform all or a portion of the work we are obligated to deliver to our customers. A failure by one or more of our subcontractors to satisfactorily deliver on a timely basis the agreed-upon supplies, perform the agreed-upon services, or appropriately manage their vendors may materially and adversely impact our ability to perform our obligations as a prime contractor.

A subcontractor's performance deficiency could result in the government terminating our contract for default. A default termination could expose us to liability for excess costs of reprocurement by the government and have a material adverse effect on our ability to compete for future contracts and task orders. Depending upon the level of problem experienced, such problems with subcontractors could cause our actual results to differ materially and adversely from those anticipated.

The federal government's appropriation process and other factors may delay the collection of our receivables, and our business may be adversely affected if we cannot collect our receivables in a timely manner.

We depend on the collection of our receivables to generate cash flow, provide working capital, pay debt and continue our business operations. If the federal government, any of our other customers or any prime contractor for whom we are a subcontractor fails to pay or delays the payment of their outstanding invoices for any reason, our business and financial condition may be materially and adversely affected. The government may fail to pay outstanding invoices for a number of reasons, including lack of appropriated funds or lack of an approved budget. In addition, the Defense Contract Audit Agency (DCAA) may revoke our direct billing privileges, which would adversely affect our ability to collect our receivables in a timely manner. Contracting officers have the authority to impose contractual withholdings, which can also adversely affect our ability to collect timely. The Defense Federal Acquisition Regulations require DoD contracting officers to impose contractual withholdings at no less than certain minimum levels if a contracting officer determines that one or more of a contractor's business systems have one or more significant deficiencies. Some prime contractors for whom we are a subcontractor have significantly less financial resources than we do, which may increase the risk that we may not be paid in full or payment may be delayed. If we experience difficulties collecting receivables, it could cause our actual results to differ materially and adversely from those anticipated.

The federal government may change its procurement or other practices in a manner adverse to us.

The federal government may change its procurement practices, or adopt new contracting rules and regulations, such as those related to cost accounting standards. It could also adopt new contracting methods relating to GSA contracts or other government-wide contracts, adopt new socio-economic requirements, or change the basis upon which it reimburses our compensation and other expenses or otherwise limit such reimbursements. In all such cases, there is uncertainty surrounding the changes and what actual impacts they may have on contractors. These changes could impair our ability to obtain new contracts or win re-competed contracts or adversely affect our future profit margin. Any new contracting methods could be costly or administratively difficult for us to satisfy and, as a result, could cause actual results to differ materially and adversely from those anticipated.

Restrictions on or other changes to the federal government's use of service contracts may harm our operating results.

We derive a significant amount of revenues from service contracts with the federal government. The government may face restrictions from new legislation, regulations or government union pressures, on the nature and amount of services the government may obtain from private contractors (i.e., insourcing versus outsourcing). Any reduction in the government's use of private contractors to provide federal services could cause our actual results to differ materially and adversely from those anticipated.

Our contracts and administrative processes and systems are subject to audits and cost adjustments by the federal government, which could reduce our revenues, disrupt our business, or otherwise adversely affect our operating results.

Federal government agencies, including the DCAA and the Defense Contract Management Agency (DCMA), routinely audit and investigate government contracts and government contractors' administrative processes and systems. These agencies review our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. They also evaluate the adequacy of internal controls over our business systems, including our purchasing, accounting, estimating, earned value management, and government property systems. Any costs found to be improperly allocated or assigned to contracts will not be reimbursed, and any such costs already reimbursed must be refunded and certain penalties may be imposed. Moreover, if any of the administrative processes and systems are found not to comply with requirements, we may be subjected to increased government scrutiny and approval that could delay or otherwise adversely affect our ability to compete for or perform contracts or collect our revenues in a timely manner. Therefore, an unfavorable outcome of an audit by the DCAA or another government agency could cause actual results to differ materially and adversely from those anticipated. If a government investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or debarment from doing business with the federal government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. Each of these results could cause actual results to differ materially and adversely from those anticipated.

Failure to maintain strong relationships with other contractors could result in a decline in our revenues.

We derive substantial revenues from contracts in which we act as a subcontractor or from teaming arrangements in which we and other contractors bid on particular contracts or programs. As a subcontractor or teammate, we often lack control over fulfillment of a contract, and poor performance on the contract could impact our customer relationship, even when we perform as required. We expect to continue to depend on relationships with other contractors for a portion of our revenues in the foreseeable future. Moreover, our revenues and operating results could differ materially and adversely from those anticipated if any prime contractor or teammate chose to offer directly to the customer services of the type that we provide or if they team with other companies to provide those services.

We may not receive the full amounts authorized under the contracts included in our backlog, which could reduce our revenues in future periods below the levels anticipated.

Our total backlog consists of funded and unfunded amounts. Funded backlog represents contract value for which funding has been appropriated less revenues previously recognized on these contracts. Unfunded backlog represents estimated values that have the potential to be recognized into revenue from executed contracts for which funding has not been appropriated and unexercised contract options. Our backlog may not result in actual revenues in any particular period, or at all, which could cause our actual results to differ materially and adversely from those anticipated.

The maximum contract value specified under a government contract or task order awarded to us is not necessarily indicative of the revenues that we will realize under that contract. For example, we generate a substantial portion of our revenues from government contracts in which we are not the sole provider, meaning that the government could turn to other companies to fulfill the contract. We also generate revenues from IDIQ contracts, which do not require the government to purchase a pre-determined amount of goods or services under the contract. Action by the government to obtain support from other contractors or failure of the government to order the quantity of work anticipated could cause our actual results to differ materially and adversely from those anticipated.

Without additional Congressional appropriations, some of the contracts included in our backlog will remain unfunded, which could materially and adversely affect our future operating results.

Many of our federal government contracts include multi-year performance periods in which Congress appropriates funds on an annual basis. As a result, a majority of our contracts are only partially funded at any point during their full performance period and unfunded contract work is subject to future appropriations by Congress. As a result of a lack of appropriated funds or efforts to reduce federal government spending, our backlog may not result in revenues or may be delayed. We calculate our unfunded backlog based on the aggregate contract revenues that we have the potential to realize. If our backlog estimate is inaccurate and we fail to realize those amounts as revenues, our future operating results could be materially and adversely affected.

Employee misconduct, including security breaches, could result in the loss of customers and our suspension or debarment from contracting with the federal government.

We may be unable to prevent our employees from engaging in misconduct, fraud or other improper activities that could adversely affect our business and reputation. Misconduct could include the failure to comply with federal government procurement regulations, regulations regarding the protection of classified information and legislation regarding the pricing of labor and other costs in government contracts. Many of the systems we develop involve managing and protecting information involved in national security and other sensitive government functions. A security breach in one of these systems could prevent us from having access to such critically sensitive systems. Other examples of employee misconduct could include timecard fraud and violations of the Anti-Kickback Act. The precautions we take to prevent and detect this activity may not be effective, and we could face unknown risks or losses. As a result of employee misconduct, we could face fines and penalties, loss of security clearance and suspension or debarment from contracting with the federal government, which could cause our actual results to differ materially and adversely from those anticipated.

Our failure to attract and retain qualified employees, including our senior management team, could adversely affect our business.

Our continued success depends to a substantial degree on our ability to recruit and retain the technically skilled personnel we need to serve our customers effectively. Our business involves the development of tailored solutions for our customers, a process that relies heavily upon the expertise and services of our employees. Accordingly, our employees are our most valuable resource. Competition for skilled personnel in the information technology services industry is intense, and technology service companies often experience high attrition among their skilled employees. There is a shortage of people capable of filling these positions and they are likely to remain a limited resource for the foreseeable future. Recruiting and training these personnel require substantial resources. Our failure to attract and retain technical personnel could increase our costs of performing our contractual obligations, reduce our ability to efficiently satisfy our customers' needs, limit our ability to win new business and cause our actual results to differ materially and adversely from those anticipated.

In addition to attracting and retaining qualified technical personnel, we believe that our success will depend on the continued employment of our senior management team and its ability to generate new business and execute projects successfully. Our senior management team is very important to our business because personal reputations and individual business relationships are a critical element of obtaining and maintaining customer engagements in our industry, particularly with agencies performing classified operations. The loss of any of our senior executives could cause us to lose customer relationships or new business opportunities, which could cause actual results to differ materially and adversely from those anticipated.

Our markets are highly competitive, and many of the companies we compete against have substantially greater resources.

The markets in which we operate include a large number of participants and are highly competitive. Many of our competitors may compete more effectively than we can because they are larger, better financed and better known companies than we are. In order to stay competitive in our industry, we must also keep pace with changing technologies and customer preferences. If we are unable to differentiate our services from those of our competitors, our revenues may decline. In addition, our competitors have established relationships among themselves or with third parties to increase their ability to address customer needs. As a result, new competitors or alliances among competitors may emerge and compete more effectively than we can. There is also a significant industry trend towards consolidation, which may result in the emergence of companies which are better able to compete against us. The results of these competitive pressures could cause our actual results to differ materially and adversely from those anticipated.

Our quarterly revenues and operating results could be volatile due to the unpredictability of the federal government's budgeting process and policy priorities.

Our quarterly revenues and operating results may fluctuate significantly and unpredictably in the future. In particular, if the federal government does not adopt, or delays adoption of, a budget for each fiscal year beginning on October 1, or fails to pass a continuing resolution, federal agencies may be forced to suspend our contracts and delay the award of new and follow-on contracts and orders due to a lack of funding. Further, the rate at which the federal government procures technology may be negatively affected following changes in presidential administrations and senior government officials. Therefore, period-to-period comparisons of our operating results may not be a good indication of our future performance.

Our quarterly operating results may not meet the expectations of securities analysts or investors, which in turn may have an adverse effect on the market price of our common stock.

An increase in the prices of goods and services could raise the costs associated with providing our services, diminish our ability to compete for new contracts or task orders and/or reduce customer buying power.

We may experience an increase in the costs in our supply and labor markets due to global inflationary pressures and other various geopolitical factors. We generate a portion of our revenues through various fixed-price and multi-year government contracts which anticipate moderate increases in costs over the term of the contract. With the current pace of inflation our standard approach to moderate annual price escalations in our bids for multi-year work may be insufficient to counter inflationary cost pressures. This could result in reduced profits, or even losses, as inflation increases, particularly for fixed-priced contracts and our longer-term multi-year contracts. In the competitive environment in which we operate as a government contractor, the lack of pricing leverage and ability to renegotiate long-term, multi-year contracts, could reduce our profits, disrupt our business, or otherwise materially adversely affect our results of operations.

We may lose money or generate less than anticipated profits if we do not accurately estimate the cost of an engagement which is conducted on a fixed-price basis.

We generated 27.3% and 30.2% of our total revenues in fiscal 2024 and 2023, respectively, from fixed-price contracts. Fixed-price contracts require us to price our contracts by predicting our expenditures in advance. In addition, some of our engagements obligate us to provide ongoing maintenance and other supporting or ancillary services on a fixed-price basis or with limitations on our ability to increase prices. Many of our engagements are also on a time-and-materials basis. While these types of contracts are generally subject to less uncertainty than fixed-price contracts, to the extent that our actual labor costs are higher than the contract rates, our actual results could differ materially and adversely from those anticipated.

When making proposals for engagements on a fixed-price basis, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding our capability to complete the task efficiently. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside of our control, could make these contracts less profitable or unprofitable. From time to time, unexpected costs and unanticipated delays have caused us to incur losses on fixed-price contracts, primarily in connection with state government customers. On rare occasions, these losses have been significant. In the event that we encounter such problems in the future, our actual results could differ materially and adversely from those anticipated.

Our earnings and margins may vary based on the mix of our contracts and programs.

At June 30, 2024, our backlog included cost reimbursable, time-and-materials and fixed-price contracts. Cost reimbursable and time-and-materials contracts generally have lower profit margins than fixed-price contracts. Our earnings and margins may therefore vary materially and adversely depending on the relative mix of contract types, the costs incurred in their performance, the achievement of other performance objectives and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined.

Risks Related to our Acquisitions

We may have difficulty identifying and executing acquisitions on favorable terms and therefore may grow at a slower rate than we historically have grown.

One of our key growth strategies has been to selectively pursue acquisitions. Through acquisitions, we have expanded our base of federal government customers, increased the range of solutions we offer to our customers and deepened our penetration of existing markets and customers. We may encounter difficulty identifying and executing suitable acquisitions. To the extent that management is involved in identifying acquisition opportunities or integrating new acquisitions into our business, our management may be diverted from operating our core business. Without acquisitions, we may not grow as rapidly as we historically have grown, which could cause our actual results to differ materially and adversely from those anticipated. We may encounter other risks in executing our acquisition strategy, including:

- increased competition for acquisitions may increase the costs of our acquisitions;

- our failure to discover material liabilities during the due diligence process, including the failure of prior owners of any acquired businesses or their employees to comply with applicable laws or regulations, such as the Federal Acquisition Regulation and health, safety and environmental laws, or their failure to fulfill their contractual obligations to the federal government or other customers; and

- acquisition financing may not be available on reasonable terms or at all.

Each of these types of risks could cause our actual results to differ materially and adversely from those anticipated.

We may have difficulty integrating the operations of any companies we acquire, which could cause actual results to differ materially and adversely from what we anticipated.

The success of our acquisition strategy will depend upon our ability to continue to successfully integrate any businesses we may acquire in the future. The integration of these businesses into our operations may result in unforeseen operating difficulties, absorb significant management attention and require significant financial resources that would otherwise be available for the ongoing development of our business. These integration difficulties include the integration of personnel with disparate business backgrounds, the transition to new information systems, coordination of geographically dispersed organizations, loss of key employees of acquired companies, and reconciliation of different corporate cultures. For these or other reasons, we may be unable to retain key customers of acquired companies. Moreover, any acquired business may fail to generate the revenues or net income we expected or produce the efficiencies or cost-savings we anticipated. Any of these outcomes could cause our actual results to differ materially and adversely from those anticipated.

We have substantial investments in recorded goodwill as a result of prior acquisitions, and changes in future business conditions could cause these investments to become impaired, requiring substantial write-downs that would reduce our operating income.

As of June 30, 2024, goodwill accounts for $4.2 billion of our recorded total assets. We evaluate the recoverability of recorded goodwill amounts annually or when evidence of potential impairment exists. The annual impairment test is based on several factors requiring judgment. Principally, a decrease in expected reporting unit cash flows or changes in market conditions may indicate potential impairment of recorded goodwill. If there is an impairment, we would be required to write down the recorded amount of goodwill, which would be reflected as a charge against operating income.

Risks Related to our Indebtedness

Our senior secured credit facility (the Credit Facility) imposes certain restrictions on our ability to take certain actions which may have an impact on our business, operating results and financial condition.

The Credit Facility imposes certain operating and financial restrictions on us and requires us to meet certain financial covenants. These restrictions may significantly limit or prohibit us from engaging in certain transactions, and include the following:

- incurring or guaranteeing certain amounts of additional debt;

- paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock in excess of specific limits;

- making certain investments, loans and advances;

- exceeding specific levels of liens on our assets;

- issuing or selling equity in our subsidiaries;

- transforming or selling certain assets currently held by us, including certain sale and lease-back transactions;

- amending or modifying certain agreements, including those related to indebtedness; and

- engaging in certain mergers, consolidations or acquisitions.

The failure to comply with any covenants in the Credit Facility would cause a default under the Credit Facility. A default, if not waived, could cause our debt to become immediately due and payable. In such situations, we may not be able to repay our debt or borrow sufficient funds to refinance it, and even if new financing is available, it may not contain terms that are acceptable to us.

Despite our outstanding debt, we may incur additional indebtedness.

The Credit Facility consists of a $1,975.0 million revolving credit facility (the Revolving Facility) and a $1,225.0 million term loan facility (the Term Loan). The Revolving Facility has sub-facilities of $100.0 million for same-day swing line loan borrowings and $25.0 million for stand-by letters of credit. At any time and so long as no default has occurred, the Company has the right to increase the Revolving Facility or the Term Loan in an aggregate principal amount of up to the greater of $500.0 million and 75% of the Company's EBITDA plus an unlimited amount of indebtedness subject to 3.75 times, calculated assuming the revolving Facility is fully drawn, with applicable lender approvals. As of June 30, 2024, $415.0 million was outstanding under the Revolving Facility and $1,133.1 million was outstanding under the Term Loan. In addition, the terms of the Credit Facility allow us to incur additional indebtedness from other sources so long as we satisfy the covenants in the agreement governing the Credit Facility. If new debt is added to our current debt levels, the risks related to our ability to service that debt could increase.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

The Credit Facility matures on December 13, 2026. Principal payments under the term loan are due in quarterly installments. Our business may not generate cash flow from operations sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive.

A change in control or fundamental change may adversely affect us.

The Credit Facility provides that certain change in control events will constitute a default.

Risks Related to our Operations

We must comply with a variety of laws and regulations, and our failure to comply could cause our actual results to differ materially from those anticipated.

We must observe laws and regulations relating to the formation, administration and performance of federal government contracts which affect how we do business with our customers and may impose added costs on our business. For example, the Federal Acquisition Regulation and the industrial security regulations of the DoD and related laws include provisions that:

- allow our federal government customers to terminate or not renew our contracts if we come under foreign ownership, control or influence;

- require us to divest work if an OCI related to such work cannot be mitigated to the government's satisfaction;

- require us to disclose and certify cost and pricing data in connection with contract negotiations; and

- require us to prevent unauthorized access to classified information, covered defense information, and controlled unclassified information.

Our failure to comply with these or other laws and regulations could result in contract termination, loss of security clearances, suspension or debarment from contracting with the federal government, civil fines and damages and criminal prosecution and penalties, any of which could cause our actual results to differ materially and adversely from those anticipated.

Systems failures may disrupt our business and have an adverse effect on our operating results.

Any systems failures, including network, software or hardware failures, whether caused by us, a third party service provider, unauthorized intruders and hackers, computer viruses, natural disasters, power shortages or terrorist attacks, could cause loss of data or interruptions or delays in our business or that of our customers. Like other global companies, we have experienced cyber security threats to our data and systems, our company sensitive information, and our information technology infrastructure, including malware and computer virus attacks, unauthorized access, systems failures and temporary disruptions. Prior cyber attacks directed at us have not had a material adverse impact on our business or our financial results, and we believe that our continuing commitment toward threat detection and mitigation processes and procedures will reduce such impact in the future. Due to the evolving nature of these security threats, however, the impact of any future incident cannot be predicted. In addition, the failure or disruption of our mail, communications or utilities could cause us to interrupt or suspend our operations or otherwise harm our business. Our property and business interruption insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption and, as a result, our actual results could differ materially and adversely from those anticipated.

The systems and networks that we maintain for our customers, although highly redundant in their design, could also fail. If a system or network we maintain were to fail or experience service interruptions, we might experience loss of revenues or face claims for damages or contract termination. Our errors and omissions liability insurance may be inadequate to compensate us for all the damages that we might incur and, as a result, our actual results could differ materially and adversely from those anticipated.

Customer systems failures could damage our reputation and adversely affect our operating results.

Many of the systems that we develop, integrate, maintain, otherwise support or use involve managing and protecting intelligence, national security, and other sensitive government information. While we have programs designed to protect such information and comply with all relevant privacy and security requirements, the threats that our clients face have grown more frequent and sophisticated. A security breach or system failure in a system that we develop, integrate, maintain or otherwise support could result in a loss of revenues, remediation costs, claims for damages or contract termination and our errors and omissions liability insurance may be inadequate to compensate us for all the damages that we might incur. Any such event could also cause serious damage to our reputation and prevent us from having access to or being eligible for further work on such sensitive systems for U.S. government customers.

In addition, in order to provide services to our customers, we often depend upon or use customer systems that are supported by the customer or third parties. Any security breach or system failure in such systems could result in an interruption of our customer's operations, significant delays under a contract, and a material adverse effect on our results of operations.

Our operations involve several risks and hazards, including potential dangers to our employees and to third parties that are inherent in aspects of our federal business (e.g., counterterrorism training services). If these risks and hazards are not adequately insured, it could adversely affect our operating results.

Our federal business includes the maintenance of global networks and the provision of special operations services (e.g., counterterrorism training) that require us to dispatch employees to various countries around the world. These countries may be experiencing political upheaval or unrest, and in some cases war or terrorism. It is possible that certain of our employees or executives will suffer injury or bodily harm, or be killed or kidnapped in the course of these deployments. We could also encounter unexpected costs for reasons beyond our control in connection with the repatriation of our employees or executives. Any of these types of accidents or other incidents could involve significant potential claims of employees, executives and/or third parties who are injured or killed or who may have wrongful death or similar claims against us.

We maintain insurance policies that mitigate against risk and potential liabilities related to our operations. This insurance is maintained in amounts that we believe are reasonable. However, our insurance coverage may not be adequate to cover those claims or liabilities, and we may be forced to bear significant costs from an accident or incident. Substantial claims in excess of our related insurance coverage could cause our actual results to differ materially and adversely from those anticipated.

Our failure to adequately protect our confidential information and proprietary rights may harm our competitive position.

Our success depends, in part, upon our ability to protect our proprietary information. Although our employees are subject to confidentiality obligations, this protection may be inadequate to deter misappropriation of our proprietary information. In addition, we may be unable to detect unauthorized use of our proprietary information in order to take appropriate steps to enforce our rights. If we are unable to prevent third parties from infringing or misappropriating our proprietary information, our competitive position could be harmed and our actual results could differ materially and adversely from those anticipated.

We face additional risks which could harm our business because we have international operations.

We conduct the majority of our international operations in the U.K. and the Netherlands. As a percentage of our total revenues, our international operations generated 3.0% and 2.8% in fiscal 2024 and 2023, respectively. Our international operations are subject to risks associated with operating in a foreign country. These risks include fluctuations in the value of the British pound and the Euro, longer payment cycles, changes in foreign tax laws and regulations and unexpected legislative, regulatory, economic or political changes.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

CACI is committed to maintaining a robust cybersecurity management and oversight program to mitigate cybersecurity risks to our systems and to protect both our and our customer's confidential and sensitive information. We employ technologies and have implemented programs and processes to continually assess, identify, and manage cybersecurity risks as we aim to incorporate industry best practices throughout our cybersecurity program.

CACI's cybersecurity program is integrated into our overall risk management program and is primarily managed by our Chief Information Security Officer ("CISO") who is responsible for coordinating cross-functional internal and external resources to establish processes and procedures to monitor potential cybersecurity risks, identify cybersecurity incidents, implement appropriate mitigation measures, report cybersecurity breaches and maintain our cybersecurity program. Our CISO has extensive experience assessing and managing cybersecurity programs and cybersecurity risk and monitors prevention, detection, mitigation, and remediation efforts through regular communication and reporting from experienced cybersecurity professionals in the information security team, and with technological tools and software. We continuously monitor cybersecurity threats and assess the robustness of our mitigation and prevention measures through routine internal and independent audits, threat simulations, vulnerability and penetration testing and employee cybersecurity training. Our cybersecurity program is designed to be aligned with applicable industry standards and we continue to invest in capabilities to protect all information assets in our possession.

As a government contractor, we have designed our cybersecurity risk management program to align with the National Institute of Standards and Technology ("NIST") standards and comply with extensive regulations, including but not limited to U.S. government cybersecurity regulations. Additionally, our cybersecurity program is routinely assessed by the government and our network is penetration tested biannually by a third-party independent assessor. We work closely with our subcontractors and suppliers to identify and manage cybersecurity risks and, as appropriate, require them to comply with applicable laws and regulations, including implementing certain security controls and complying with certain reporting obligations. Although we perform due diligence on all service providers to identify potential cybersecurity risks and establish controls through onboarding procedures and contractual requirements, our ability to monitor the cybersecurity practices of our service providers and ensure that we can prevent or mitigate the risk of any compromise or failure in the information system, software, networks and other assets owned or controlled by our vendors is limited.

In the event of a cybersecurity incident, the Company has established an incident response plan to address the matter promptly and effectively. Our CISO leads our Cybersecurity Incident Response Team ("CIRT") that is responsible for leading and coordinating CACI's response to cybersecurity incidents in accordance with CACI's established cybersecurity incident response plan and response processes. In accordance with these policies, cybersecurity events and data incidents are evaluated, ranked by severity and prioritized for escalation to CACI's Executive Incident Assessment Committee. The plan includes procedures for investigating and containing incidents, notifying affected parties, and implementing corrective actions to prevent future occurrences.

Board Oversight

The Audit and Risk Committee ("Audit Committee") has oversight responsibility for risks and incidents relating to cybersecurity, including compliance with regulatory requirements, cooperation with law enforcement, and related effects on financial and other risks. The Audit Committee receives regular briefings on our cybersecurity posture, cybersecurity trends and cybersecurity risks from management and, if they occur, is briefed regarding any material cybersecurity incidents. The Audit Committee reports any findings or recommendations to the Board, as appropriate.

Cybersecurity Threats

To date, we have not identified any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business operations or financial condition. While the Company has taken significant steps to manage cybersecurity risks, there can be no assurance that these measures will prevent all potential incidents. For more information on our cybersecurity related risks, see Item 1A Risk Factors of this Annual Report on Form 10-K.

Item 2. Properties

As of June 30, 2024, we leased building space (including offices, manufacturing plants, warehouses, laboratories and other facilities) at 127 U.S. locations containing an aggregate of approximately 3.5 million square feet located in 26 states and the District of Columbia. In four countries outside the U.S., we leased office space at 11 locations containing an aggregate of approximately 0.1 million square feet. Our corporate headquarters is located at 12021 Sunset Hills Road, Reston, Virginia. We believe our facilities are in good condition and adequate for their current use. We may improve, replace, or reduce facilities as considered appropriate to meet the needs of our operations. See "Note 10 – Leases" in Part II of this Annual Report on Form 10-K for additional information.

Item 3. Legal Proceedings

Al Shimari, et al. v. L-3 Services, Inc. et al.

On June 30, 2008, Plaintiff Al Shimari filed a twenty-count complaint in the United States District Court for the Southern District of Ohio. Plaintiff Al Shimari is an Iraqi who claimed that he suffered significant physical injury and emotional distress while held at Abu Ghraib prison in Iraq. The lawsuit named CACI International Inc, CACI Premier Technology, Inc. and former CACI employee Timothy Dugan as Defendants, along with L-3 Services, Inc. The complaint alleged that the Defendants conspired with U.S. military personnel to engage in illegal treatment of Iraqi detainees. The complaint did not allege any interaction between Plaintiff Al Shimari and any CACI employee. Plaintiff Al Shimari sought, inter alia, compensatory damages, punitive damages, and attorney's fees. On August 8, 2008, the court granted CACI's motion to transfer the action to the United States District Court for the Eastern District of Virginia. Thereafter, an amended complaint was filed adding three plaintiffs. On September 12, 2008, Mr. Dugan was dismissed from the case without prejudice. On October 2, 2008, CACI filed a motion to dismiss the case. CACI also moved to stay discovery pending further proceedings. The court granted CACI's motion to stay discovery. On March 18, 2009, the court granted in part and denied in part CACI's motion to dismiss. On March 23, 2009, CACI filed a notice of appeal with respect to the March 18, 2009 decision. Plaintiffs filed a motion to strike CACI's notice of appeal and a motion to lift the stay on discovery. The United States District Court for the Eastern District of Virginia denied both motions. On April 27, 2009, Plaintiffs filed a motion to dismiss the appeal in the United States Court of Appeals for the Fourth Circuit. The United States Court of Appeals for the Fourth Circuit deferred any ruling on Plaintiffs' motion and issued a briefing schedule. Plaintiffs filed a notice of cross-appeal, which CACI moved to dismiss. The Court of Appeals dismissed the Plaintiffs' cross-appeal. On October 26, 2010, the United States Court of Appeals for the Fourth Circuit heard oral argument in the appeal and took the matter under advisement. On September 21, 2011, the United States Court of Appeals for the Fourth Circuit reversed the decision of the United States District Court for the Eastern District of Virginia and remanded the action with instructions to dismiss the action. On October 5, 2011, Plaintiffs filed a petition for a rehearing en banc, which the Court of Appeals granted. The Court of Appeals also invited the United States to participate in the en banc rehearing of the appeal as amicus curiae. The United States participated in that capacity in the en banc rehearing. On January 27, 2012, the Court of Appeals, sitting en banc, heard oral argument. On May 11, 2012, the Court of Appeals, in an 11-3 decision, held that it lacked jurisdiction over the appeal and dismissed the appeal. The action returned to the district court for further proceedings.

On October 12, 2012, the district court conducted a status conference at which the court asked the parties to prepare and submit a plan for discovery in the action. The parties subsequently filed a joint discovery plan, which the court approved. The Court also lifted the stay of discovery, and reinstated the claims arising under the Alien Tort Statute (ATS) that the Court had previously dismissed. On December 26, 2012, Plaintiffs filed a Second Amended Complaint. Defendants moved to dismiss several counts of the Second Amended Complaint. On March 8, 2013, the Court dismissed the conspiracy claims in the Second Amended Complaint, and dismissed CACI International Inc from the action. Subsequently, the Court allowed Plaintiffs to file a Third Amended Complaint for the purpose of repleading the conspiracy claims. On March 28, 2013, Plaintiffs filed a Third Amended Complaint, and on April 15, 2013, Defendant CACI Premier Technology, Inc. moved to dismiss the conspiracy claims in the Third Amended Complaint.

On March 19, 2013, the Court granted a motion for reconsideration filed by Defendants with respect to the statute of limitations applicable to the common law tort claims of three of the four Plaintiffs, and dismissed those claims. Defendant CACI Premier Technology, Inc. also filed a motion for sanctions with respect to the failure of three of the four Plaintiffs to appear for depositions and medical examinations as ordered by the court. On April 12, 2013, the Court denied that motion but entered an order requiring the three Plaintiffs to appear for depositions and medical examinations no later than April 26, 2013 and stating that if the three Plaintiffs did not comply with the order their claims were subject to dismissal. Plaintiffs did not appear for depositions in the United States as of April 26, 2013. Defendant CACI Premier Technology, Inc. then renewed its motion for sanctions, seeking dismissal, for the three Plaintiffs' violation of the Court order to appear for depositions and medical examinations. Defendant CACI Premier Technology, Inc. also filed a motion to dismiss the ATS claims of all four Plaintiffs for lack of jurisdiction in light of the U.S. Supreme Court's April 17, 2013 decision in Kiobel v. Royal Dutch Petroleum, and a motion to dismiss the common law claims of the single Plaintiff with those claims on various grounds.

On June 26, 2013, the Court issued a Memorandum Opinion and Order granting Defendant CACI Premier Technology, Inc.'s motions with respect to Plaintiffs' ATS claims and Plaintiffs' common law claims, and dismissing the Third Amended Complaint without prejudice. The Court also denied all other pending motions, including Defendant CACI Premier Technology, Inc.'s motions for sanctions and to dismiss the conspiracy claims, as moot.

On July 24, 2013, Plaintiffs filed a Notice of Appeal of the district court's June 26 decision.

On March 18, 2014, a three judge panel of the United States Court of Appeals for the Fourth Circuit held a hearing on Plaintiffs' appeal and took the matters under advisement. On June 30, 2014, the three judge panel vacated the district court's June 26, 2013 Order and remanded Plaintiffs' claims for further proceeding.

On remand, Defendant CACI Premier Technology, Inc. moved to dismiss Plaintiffs' claims based upon the political question doctrine. On June 18, 2015, the Court issued an Order granting Defendant CACI Premier Technology, Inc.'s motion to dismiss, and on June 26, 2015 entered a final judgment in favor of Defendant CACI Premier Technology, Inc.

On July 23, 2015, Plaintiffs filed a Notice of Appeal of the district court's June 2015 decision. On October 21, 2016, the Court of Appeals vacated and remanded the District Court's judgment with instructions for the District Court to make further determinations regarding the political question doctrine. The District Court conducted an initial status conference on December 16, 2016. On June 9, 2017, the District Court dismissed Plaintiff Rashid without prejudice from the action based upon his inability to participate. On July 19, 2017, CACI Premier Technology, Inc. filed a motion to dismiss the action on numerous legal grounds. The Court held a hearing on that motion on September 22, 2017, and denied the motion pending issuance of a written decision. On January 17, 2018, CACI filed a third-party complaint naming the United States and John Does 1-60, asserting claims for contribution, indemnification, exoneration and breach of contract in the event that CACI Premier Technology, Inc. is held liable to Plaintiffs, as Plaintiffs are seeking to hold CACI Premier Technology, Inc. liable on a co-conspirator theory and a theory of aiding and abetting. On February 21, 2018, the District Court issued a Memorandum Opinion and Order dismissing with prejudice the claims of direct abuse of the Plaintiffs by CACI personnel (Counts 1, 4 and 7 of the Third Amended Complaint) in response to the motion to dismiss filed by CACI on July 19, 2017, and denying the balance of the motion to dismiss. On March 14, 2018, the United States filed a motion to dismiss the third party complaint or, in the alternative, for summary judgment. On April 13, 2018, the Court held a hearing on the United States' motion to dismiss and took the matter under advisement.

On April 13, 2018, the Plaintiffs filed a motion to reinstate Plaintiff Rashid, which CACI opposed. On April 20, 2018, the District Court granted that motion subject to Plaintiff Rashid appearing for a deposition. On May 21, 2018, CACI filed a motion to dismiss for lack of subject matter jurisdiction based on a recent Supreme Court decision. On June 25, 2018, the District Court denied that motion. On October 25, 2018, the District Court conducted a pre-trial conference at which the District Court addressed remaining discovery matters, the scheduling for dispositive motions that CACI intends to file, and set a date of April 23, 2019 for trial, if needed, to start. On December 20, 2018, CACI filed a motion for summary judgment and a motion to dismiss based on the state secrets privilege. On January 3, 2019, CACI filed a motion to dismiss for lack of subject matter jurisdiction. On February 15, 2019, the United States filed a motion for summary judgment with respect to CACI's third-party complaint. On February 27, 2019, the District Court denied CACI's motion for summary judgment and motions to dismiss for lack of subject matter jurisdiction and on the state secrets privilege. On February 28, 2019, CACI filed a motion seeking dismissal on grounds of derivative sovereign immunity.

On March 22, 2019, the District Court denied the United States' motion to dismiss on grounds of sovereign immunity and CACI's motion to dismiss on grounds of derivative sovereign immunity. The District Court also granted the United States' motion for summary judgment with respect to CACI's third-party complaint. On March 26, 2019, CACI filed a Notice of Appeal of the District Court's March 22, 2019 decision. On April 2, 2019, the U.S. Court of Appeals for the Fourth Circuit issued an Accelerated Briefing Order for the appeal. On April 3, 2019, the District Court issued an Order cancelling the trial schedule and holding matters in abeyance pending disposition of the appeal. On July 10, 2019, the U.S. Court of Appeals for the Fourth Circuit heard oral argument in Spartanburg, South Carolina on CACI's appeal. On August 23, 2019, the Court of Appeals issued an unpublished opinion dismissing the appeal. A majority of the panel that heard the appeal held that rulings denying derivative sovereign immunity are not immediately appealable even where they present pure questions of law. The panel also ruled, in the alternative, that even if such a ruling was immediately appealable, review was barred because there remained disputes of material fact with respect to CACI's derivative sovereign immunity defenses. The Court of Appeals subsequently denied CACI's request for rehearing *en banc.* CACI then filed a motion to stay issuance of the mandate pending the filing of a petition for a writ of *certiorari.* On October 11, 2019, the Court of Appeals, by a 2-1 vote, denied the motion to stay issuance of the mandate. CACI then filed an application to stay issuance of the mandate with Chief Justice Roberts in his capacity as Circuit Justice for the U.S. Court of Appeals for the Fourth Circuit. After CACI filed that application, the Court of Appeals issued the mandate on October 21, 2019, returning jurisdiction to the district court. On October 23, Chief Justice Roberts denied the stay application "without prejudice to applicants filing a new application after seeking relief in the district court." CACI then filed a motion in the district court to stay the action pending filing and disposition of a petition for a writ of *certiorari.* On November 1, 2019, the district court granted CACI's motion and issued an Order staying the action until further order of the court. On November 15, 2019, CACI filed a petition for a writ of *certiorari* in the U.S. Supreme Court. On January 27, 2020, the U.S. Supreme Court issued an Order inviting the Solicitor General to file a brief in the case expressing the views of the United States. On August 26, 2020, the Solicitor General filed a brief recommending that CACI's petition for a writ of *certiorari* be held pending the Supreme Court's disposition of *Nestle USA, Inc. v. Doe,* cert. granted, No. 19-416 (July 2, 2020), and *Cargill, Inc. v. Doe,* cert. granted, No. 19-453 (July 2, 2020). The United States' brief recommended that if the Supreme Court's decisions in *Nestle* and *Cargill* did not effectively eliminate the claims in *Al Shimari,* then the Supreme Court should grant CACI's petition for a writ of *certiorari.* On June 17, 2021, the Supreme Court issued its decision in the *Nestle* and *Cargill* cases, holding that the allegations of domestic conduct in the cases were general corporate activity insufficient to establish subject matter jurisdiction. As a result, the Supreme Court remanded the cases for dismissal. On June 28, 2021, the Supreme Court denied CACI's petition for a writ of *certiorari.*

On July 16, 2021, the District Court granted CACI's consent motion to lift the stay of the action, and ordered the parties to submit status reports to the District Court by August 4, 2021. On July 23, 2021, CACI filed a motion to dismiss the action for lack of subject matter jurisdiction based on, among other things, the recent Supreme Court decision in the *Nestle* and *Cargill* cases. On August 4, 2021, the parties submitted status reports to the District Court.

On September 10, 2021, the Court conducted a hearing on CACI's motion to dismiss for lack of subject matter jurisdiction and took the motion under advisement. The Court issued an Order directing the plaintiffs to provide the Court with a calculation of specific damages sought by each plaintiff. In response, plaintiffs advised the Court that, if the case is tried, they do not intend to request a specific amount of damages.

On October 1, 2021, the plaintiffs filed an estimate of compensatory damages between $6.0 million and $9.0 million ($2.0 million to $3.0 million per plaintiff) and an estimate of punitive damages between $23.5 million and $64.0 million.

On July 18, 2022, CACI filed a memorandum of supplemental authority in support of its motion to dismiss filed on July 23, 2021, asserting that a recent decision from the U.S. Court of Appeals for the Fourth Circuit regarding the test for extraterritoriality supported dismissal for lack of subject matter jurisdiction. Also on July 18, 2022, CACI filed a second motion to dismiss for lack of subject matter jurisdiction on the grounds that three decisions issued by the Supreme Court in June 2022 demonstrate that courts should not recognize claims under the ATS that arise out of the United States' prosecution of war.

On July 31, 2023, the District Court denied the July 23, 2021 motion to dismiss and the July 18, 2022 motion to dismiss. On September 7, 2023, CACI filed a petition for a writ of mandamus with the U.S. Court of Appeals for the Fourth Circuit, asserting that the District Court had disregarded binding precedent and asking the Court of Appeals to dismiss the action for lack of subject matter jurisdiction. On September 13, 2023, the Court of Appeals issued an Order requiring the plaintiffs to respond to the petition. On September 25, 2023, the plaintiffs filed their response to CACI's petition, opposing the relief sought. On October 2, 2023, the District Court entered an Order setting the case for a jury trial on April 15, 2024. On November 2, 2023, the Court of Appeals denied without opinion the petition for a writ of mandamus. Trial commenced on April 15, 2024. During trial, the plaintiffs abandoned their claim of war crimes. On May 9, 2024, the jury notified the District Court that it was deadlocked and could not reach a unanimous verdict on any claim. The District Court then dismissed the jury and declared a mistrial.

On May 16, 2024, plaintiffs filed a motion for a new trial, and CACI filed a motion for judgment as a matter of law. On June 14, 2024, the District Court granted plaintiffs' motion, denied CACI's motion, and proposed dates in October 2024 for a new trial. The District Court subsequently scheduled the new trial to start on October 30, 2024.

Abbass, et al v. CACI Premier Technology, Inc. and CACI International Inc, Case No. 1:13CV1186-LMB/JFA (EDVA)

On September 20, 2013, fifty-five Plaintiffs filed a nine-count complaint in the United States District Court for the Eastern District of Virginia styled Abbass, et al. v. CACI Premier Technology, Inc., et al. Plaintiffs are Iraqi nationals who assert that their allegations are essentially the same as those of the plaintiffs in Al Shimari. Plaintiffs claim that they suffered significant physical injury and emotional distress while in U.S. custody in Iraq. The lawsuit names CACI International Inc and CACI Premier Technology, Inc. as Defendants. The complaint alleges that Defendants conspired with U.S. military personnel to engage in illegal treatment of Iraqi detainees. The complaint does not allege any interaction between Plaintiffs and any CACI employee. Plaintiffs' claims are brought pursuant to the Alien Tort Statute and the Torture Victims Protection Act. Plaintiffs seek, inter alia, compensatory damages, punitive damages, and attorney's fees.

Plaintiffs' action was originally filed in 2009 in U.S. District Court for the District of Columbia, but was voluntarily dismissed without prejudice in September 2011 after the Supreme Court denied certiorari in Saleh v. Titan Corp. and Ibrahim v. Titan Corp., 580 F.3d 1 (D.C. Cir. 2009).

The CACI Defendants have moved to dismiss the complaint. Before deciding the motion to dismiss, the district court stayed the action pending a decision from the Court of Appeals in Al Shimari v. L-3 Services, Inc.

We are vigorously defending the above-described legal proceedings, and based on our present knowledge of the facts, believe the lawsuits are completely without merit.

On September 13, 2021, the Court issued an Order directing plaintiffs' counsel to file a report advising the Court of the status of each plaintiff, and indicating that any plaintiff whom counsel is unable to contact may be dismissed from the action. On October 4, 2021, plaintiffs' counsel filed a memorandum stating that the action was brought by forty-six plaintiffs, and that plaintiffs' counsel was in contact with many of the plaintiffs but needed additional time to provide the Court with a final report. On October 4, 2021, the Court entered an Order extending plaintiffs' response to October 25, 2021. On October 25, 2021, plaintiffs' counsel filed a memorandum stating that he was in communication with 46 plaintiffs or their representatives.

On June 21, 2024, CACI filed a motion to lift the stay. Plaintiffs filed an opposition to that motion on June 26, 2024. On June 28, 2024, the District Court denied CACI's motion without prejudice. CACI subsequently filed a Notice of Appeal to the U.S. Court of Appeals for the Fourth Circuit, as well as a Petition for a Writ of Mandamus in the Court of Appeals, asking the Court of Appeals to issue an order requiring the District Court to lift the stay.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the New York Stock Exchange under the ticker symbol "CACI".

We have never paid a cash dividend. Our present policy is to retain earnings to provide funds for the operation and expansion of our business. We do not intend to pay any cash dividends at this time. The Board of Directors will determine whether to pay dividends in the future based on conditions existing at that time, including our earnings, financial condition, and capital requirements, as well as economic and other conditions as the board may deem relevant.

As of July 26, 2024, the number of stockholders of record of our common stock was approximately 155. The number of stockholders of record is not representative of the number of beneficial stockholders due to the fact that many shares are held by depositories, brokers, or nominees.

The following table provides certain information with respect to our purchases of shares of CACI International Inc's common stock during the three months ended June 30, 2024:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (1)
April 2024	8,101	$ 377.86	8,101	920,539
May 2024	—	—	—	920,539
June 2024	—	—	—	920,539
Total	8,101	$ 377.86	8,101	

_____

(1)   Number of shares determined based on the closing price of $430.13 as of June 30, 2024.

The following graph compares the cumulative five-year total return to shareholders on CACI International Inc's common stock relative to the cumulative total returns of the Russell 1000 index and the Dow Jones U.S. Computer Services Total Stock Market index. The graph assumes that the value of the investment in our common stock and in each of the indexes (including reinvestment of dividends) was $100 on June 30, 2019 and tracks it through June 30, 2024.



$100 invested on 6/30/19 in stock or index—including reinvestment of dividends. Fiscal year ending June 30.

	June 30,										
	2019		2020		2021		2022		2023		2024
CACI International Inc	$	100.00	$	106.01	$	124.70	$	137.73	$	166.60	$ 210.24
Russell 1000	$	100.00	$	107.48	$	153.78	$	133.73	$	159.63	$ 197.74
Dow Jones U.S. Computer Services Index	$	100.00	$	96.88	$	129.04	$	116.69	$	120.36	$ 144.92

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition & Results of Operations

The following discussion and analysis of our financial condition and results of operations is provided to enhance the understanding of, and should be read together with, our consolidated financial statements and the Notes to those statements that appear elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Unless otherwise specifically noted, all years refer to our fiscal year which ends on June 30.

In this section, we discuss our financial condition, changes in financial condition and results of our operations for fiscal 2024 compared to fiscal 2023. For a discussion and analysis comparing our results for fiscal 2023 to fiscal 2022, see our Annual Report on Form 10-K for fiscal 2023, filed with the SEC on August 10, 2023, under Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Overview

We are a leading provider of Expertise and Technology to customers in support of national security in the intelligence, defense, and federal civilian sectors, both domestically and internationally. The demand for our Expertise and Technology, in large measure, is created by the increasingly complex network, systems, and information environments in which governments and businesses operate, and by the need to stay current with emerging technology while increasing productivity, enhancing security, and, ultimately, improving performance.

Some of our key initiatives include the following:

- Continue to grow organic revenues across our large, addressable market;

- Deliver strong profitability and robust cash flow;

- Differentiate ourselves through our investments, including our strategic mergers and acquisition program, allowing us to enhance our current capabilities and create new customer access points;

- Recruit, hire, train, and retain a world class workforce to execute on our growing backlog; and

- Continue our unwavering commitment to our customers while supporting the communities in which we work and live.

Budgetary Environment

We carefully follow federal budget, legislative and contracting trends and activities and evolve our strategies to take these into consideration. For the government fiscal year (GFY) ending September 30, 2023 (GFY23), defense and nondefense funding levels represented increases of approximately 10% and 6%, respectively, over GFY22 enacted levels. On June 3, 2023, the President signed into law legislation that suspended the federal debt limit until January 2025 and capped discretionary spending in GFY24 and GFY25. Specifically, GFY24 defense spending is capped at $886 billion, an increase of 3% and in-line with the President's GFY24 budget request, and GFY24 nondefense spending is capped at levels similar to GFY22 (though after various adjustments would essentially be flat with GFY23 levels). For GFY25, discretionary spending growth (both defense and nondefense) is capped at 1%. On March 23, 2024, the President signed into law an appropriations bill that funds the federal government for GFY24, generally consistent with the terms set forth in the debt limit legislation signed in June 2023. Earlier in March, the President released his GFY25 budget request that was also generally consistent with the terms set forth in the debt limit legislation signed in June 2023. While future levels of defense and nondefense spending may vary and are difficult to project, we believe that there continues to be bipartisan support for defense and national security-related spending, particularly given the heightened current global threat environment, including the conflict in Ukraine.

While we view the budget environment as constructive and believe there is bipartisan support for continued investment in the areas of defense and national security, it is uncertain when in any particular GFY that appropriations bills will be passed. During those periods of time when appropriations bills have not been passed and signed into law, government agencies operate under a continuing resolution (CR), a temporary measure allowing the government to continue operations at prior year funding levels.

Depending on their scope, duration, and other factors, CRs can negatively impact our business due to delays in new program starts, delays in contract award decisions, and other factors. When a CR expires, unless appropriations bills have been passed by Congress and signed by the President, or a new CR is passed and signed into law, the government must cease operations, or shutdown, except in certain emergency situations or when the law authorizes continued activity. We continuously review our operations in an attempt to identify programs potentially at risk from CRs so that we can consider appropriate contingency plans.

Market Environment

We provide Expertise and Technology to government customers. We believe that the total addressable market for our offerings is sufficient to support the Company's plans and is expected to continue to grow over the next several years. Approximately 70% of our revenue comes from defense-related customers, including those in the Intelligence Community (IC), with additional revenue coming from non-defense IC, homeland security, and other federal civilian customers.

We continue to align the Company's capabilities with well-funded budget priorities and take steps to maintain a competitive cost structure in line with our expectations of future business opportunities. In light of these actions, as well as the budgetary environment discussed above, we believe we are well positioned to continue to win new business in our large addressable market. We believe that the following trends will influence the USG's spending in our addressable market:

- A stable-to-higher USG budget environment, particularly in defense and intelligence-related areas;

- Increased focus on cyber, space, and the electromagnetic spectrum as key domains for National Security;

- Increased spend on network and application modernization and enhancements to cyber security posture;

- Increased investments in advanced technologies (e.g., Artificial Intelligence), particularly software-based technologies;

- Increasing focus on near-peer competitors and other nation state threats;

- Continued focus on counterterrorism, counterintelligence, and counter proliferation as key U.S. security concerns; and

- Increased demand for innovation and speed of delivery.

We believe that our customers' use of lowest price/technically acceptable (LPTA) procurements, which contributed to pricing pressures in past years, has moderated, though price still remains an important factor in procurements. We also continue to see protests of major contract awards and delays in USG procurement activities. In addition, many of our federal government contracts require us to employ personnel with security clearances, specific levels of education and specific past work experience. Depending on the level of clearance, security clearances can be difficult and time-consuming to obtain and competition for skilled personnel in the information technology services industry is intense. Additional factors that could affect USG spending in our addressable market include changes in set-asides for small businesses, changes in budget priorities, and budgetary priorities limiting or delaying federal government spending in general.

Results of Operations

Our results of operations were as follows:

	Year Ended June 30,		Year to Year Change	
	2024	2023	2023 to 2024	
	Dollars		Dollars	Percent
	(dollars in thousands)			
Revenues	$ 7,659,832	$ 6,702,546	$ 957,286	14.3 %
Costs of revenues:				
Direct costs	5,147,540	4,402,728	744,812	16.9
Indirect costs and selling expenses	1,720,439	1,590,754	129,685	8.2
Depreciation and amortization	142,145	141,564	581	0.4
Total costs of revenues	7,010,124	6,135,046	875,078	14.3
Income from operations	649,708	567,500	82,208	14.5
Interest expense and other, net	105,059	83,861	21,198	25.3
Income before income taxes	544,649	483,639	61,010	12.6
Income taxes	124,725	98,904	25,821	26.1
Net income	$ 419,924	$ 384,735	$ 35,189	9.1

Revenues. The increase in revenues was primarily attributable to organic growth of 13.7%, including new contract awards and growth on existing programs.

Revenues by customer type with related percentages of revenues were as follows:

		Year Ended June 30,		
	2024		2023	
	Dollars	Percent	Dollars	Percent
	(dollars in thousands)			
Department of Defense	$ 5,695,408	74.4 %	$ 4,817,470	71.9 %
Federal Civilian Agencies	1,588,262	20.7	1,533,295	22.9
Commercial and other	376,162	4.9	351,781	5.2
Total	$ 7,659,832	100.0 %	$ 6,702,546	100.0 %

- DoD revenues include Expertise and Technology provided to various Department of Defense customers.

- Federal civilian agencies' revenues primarily include Expertise and Technology provided to non-DoD agencies and departments of the U.S. federal government, including intelligence agencies and Departments of Justice, Agriculture, Health and Human Services, and State.

- Commercial and other revenues primarily include Expertise and Technology provided to U.S. state and local governments, commercial customers, and certain foreign governments and agencies through our International reportable segment.

Direct Costs. The increase in direct costs was primarily attributable to direct labor and subcontractor costs from organic growth on existing programs and higher materials costs. As a percentage of revenues, total direct costs were 67.2% and 65.7% for fiscal 2024 and 2023, respectively. Direct costs include direct labor, subcontractor costs, materials, and other direct costs.

Indirect Costs and Selling Expenses. As a percentage of revenues, indirect costs and selling expenses were 22.5% and 23.7% for fiscal 2024 and 2023, respectively, driven by cost efficiencies across the Company. The increase in indirect costs and selling expenses was primarily attributable to an increase in fringe benefit expenses on a higher labor base.

Depreciation and Amortization. Depreciation and amortization for fiscal 2024 was consistent with the prior year period.

Interest Expense and Other, Net. The increase in interest expense and other, net was primarily attributable to higher interest rates and higher outstanding debt balances.

Income Taxes. The Company's effective income tax rate was 22.9% and 20.4% for fiscal 2024 and 2023, respectively. The effective tax rate for fiscal 2024 was favorably impacted by research and development tax credits, offset by state income taxes. The effective tax rate for fiscal 2023 was favorably impacted primarily by federal research tax credits and the remeasurement of state deferred taxes. See "Note 16 – Income Taxes" in Part II of this Annual Report on Form 10-K for additional information.

Contract Backlog

The Company's backlog represents value on existing contracts that has the potential to be recognized into revenues as work is performed. The Company includes unexercised option years in its backlog and excludes the value of task orders that may be awarded under multiple award IDIQ vehicles until such task orders are issued.

The Company's backlog as of period end is either funded or unfunded:

- Funded backlog represents contract value for which funding has been appropriated less revenues previously recognized on these contracts.

- Unfunded backlog represents estimated values that have the potential to be recognized into revenue from executed contracts for which funding has not been appropriated and unexercised contract options.

As of June 30, 2024, the Company had total backlog of $31.6 billion, compared with $25.8 billion a year ago, an increase of 22.5%. Funded backlog as of June 30, 2024 was $3.8 billion. The total backlog consists of remaining performance obligations plus unexercised options. See "Note 5 – Revenues" in Part II of this Annual Report on Form 10-K for additional information related to remaining performance obligations.

There is no assurance that all funded or potential contract value will result in revenues being recognized. The Company continues to monitor backlog as it is subject to change from execution of new contracts, contract modifications or extensions, government deobligations, early terminations, or other factors. Based on this analysis, an adjustment to the period end balance may be required.

Revenues by Contract Type

The Company generates revenues under three basic contract types:

- *Cost-plus-fee contracts*: This contract type provides for reimbursement of allowable direct expenses and allocable indirect expenses plus an additional negotiated fee. The fee component of the contract may include fixed fees, award fees and incentive fees. Fixed fees are fees that are negotiated and fixed at the inception of the contract. In general, award fees are more subjective in performance criteria and are earned based on overall cost, schedule, and technical performance as measured against contractual requirements. Incentive fees have more objective cost or performance criteria and generally contain a formula based on the relationship of actual costs incurred to target costs.

- *Fixed-price contracts*: This contract type provides for a fixed-price for specified Expertise and Technology and is often used when there is more certainty regarding the estimated costs to complete the contractual statement of work. Since the contractor bears the risk of cost overruns, there is higher risk and potential profit associated with this contract type.

- *Time-and-materials contracts:* This contract type provides for a fixed hourly rate for defined contractual labor categories, with reimbursement of billable material and other direct costs. For this contract type, the contractor bears the risk that its labor costs and allocable indirect expenses are greater than the fixed hourly rate defined within the contract.

As discussed further within Item 1A, Risk Factors in this Annual Report on Form 10-K, our earnings and margins may vary based on the mix of our contract types. We generated the following revenues by contract type for the periods presented:

	Year Ended June 30,				
	2024			2023	
	Dollars	Percent		Dollars	Percent
	(dollars in thousands)				
Cost-plus-fee	$ 4,654,689	60.8 %	$	3,896,725	58.1 %
Fixed-price	2,091,179	27.3		2,023,968	30.2
Time-and-materials	913,964	11.9		781,853	11.7
Total	$ 7,659,832	100.0 %	$	6,702,546	100.0 %

Effects of Inflation

During fiscal 2024, 60.8% of our revenues were generated under cost-reimbursable contracts which automatically adjust revenues to cover costs that are affected by inflation. 11.9% of our revenues were generated under time-and-materials contracts where we adjust labor rates periodically, as permitted. The remaining portion of our business is fixed-price and may span multiple years. We generally have been able to price our time-and-materials and fixed-price contracts in a manner that accommodates the rates of inflation experienced in recent years.

Liquidity and Capital Resources

Existing cash and cash equivalents and cash generated by operations are our primary sources of liquidity, as well as sales of receivables under our Master Accounts Receivable Purchase Agreement (MARPA) and available borrowings under our Credit Facility. As of June 30, 2024, we had $134.0 million in cash and cash equivalents.

The Company has a $3,200.0 million Credit Facility, which consists of an $1,975.0 million Revolving Facility and a $1,225.0 million Term Loan. The Revolving Facility is a secured facility that permits continuously renewable borrowings and has subfacilities of $100.0 million for same-day swing line borrowings and $25.0 million for stand-by letters of credit. As of June 30, 2024, $1,133.1 million was outstanding under the Term Loan, $415.0 million was outstanding under the Revolving Facility and no borrowings on the swing line.

The Term Loan is a five-year secured facility under which principal payments are due in quarterly installments of $7.7 million through December 31, 2023 and $15.3 million thereafter until the balance is due in full on December 13, 2026. The Credit Facility contains customary financial and restrictive covenants with which we have been in compliance since inception.

Interest rates applicable to loans under the Credit Facility are floating interest rates that, at our option, equal a base rate or a Secured Overnight Financing Rate (SOFR) rate, plus in each case, an applicable margin based upon our consolidated total net leverage ratio.

During fiscal year 2023, a provision of the Tax Cuts and Jobs Act of 2017 (TCJA) went into effect which eliminated the option to deduct domestic research and development costs in the year incurred and instead requires taxpayers to capitalize and amortize such costs over five years. This provision decreased fiscal year 2024 cash flows from operations by $73.9 million and increased net deferred tax assets by a similar amount. The future impact of this provision will depend on any guidance issued by the Treasury Department regarding the identification of appropriate costs for capitalization, and the amount of future research and development expenses paid or incurred (among other factors).

See "Note 6 – Sales of Receivables" and "Note 12 – Debt" in Part II of this Annual Report on Form 10-K for additional information.

A summary of cash flow information is presented below:

	Year Ended June 30,	
	2024	2023
	(dollars in thousands)	
Net cash provided by operating activities	$ 497,331	$ 388,056
Net cash used in investing activities	(151,952)	(75,717)
Net cash used in financing activities	(326,895)	(316,108)
Effect of exchange rate changes on cash and cash equivalents	(299)	4,741
Net change in cash and cash equivalents	18,185	972

Net cash provided by operating activities increased $109.3 million primarily as a result of a $46.6 million reduction in CARES Act payroll tax payments, a $36.5 million reduction in income taxes payments, a $7.8 million increase in cash received from the Company's MARPA, and $18.4 million of other net favorable changes, primarily increases in net income adjusted for non-cash items driven by revenue growth, partially offset by unfavorable changes in other operating assets and liabilities.

Net cash used in investing activities increased $76.2 million primarily as a result of a $75.8 million increase in cash used in acquisitions of businesses.

Net cash used in financing activities increased $10.8 million primarily as a result of a $117.3 million increase in net repayments under our Credit Facility, partially offset by a $111.7 million decrease in repurchases of our common stock

We believe that the combination of internally generated funds, available bank borrowings, and cash and cash equivalents on hand will provide the required liquidity and capital resources necessary to fund on-going operations, customary capital expenditures, debt service obligations, and other working capital requirements over the next twelve months. We may in the future seek to borrow additional amounts under a long-term debt security. Over the longer term, our ability to generate sufficient cash flows from operations necessary to fulfill the obligations under the Credit Facility and any other indebtedness we may incur will depend on our future financial performance which will be affected by many factors outside of our control, including current worldwide economic conditions and financial market conditions.

Contractual Obligations

For a description of the Company's contractual obligations related to debt, leases, and retirement plans refer to "Note 10 – Leases", "Note 12 – Debt", and "Note 17 – Retirement Plans" in Part II of this Annual Report on Form 10-K.

Commitments and Contingencies

We are subject to a number of reviews, investigations, claims, lawsuits, other uncertainties and future obligations related to our business. For a discussion of these items, see "Note 19 – Commitments and Contingencies" in Part II of this Annual Report on Form 10-K.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. We consider the accounting policies and estimates addressed below to be the most important to our financial position and results of operations, either because of the significance of the financial statement item or because they require the exercise of significant judgment and/or use of significant estimates. Although we believe that the estimates are reasonable based on reasonably available facts, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods may differ.

We believe the following accounting policies require significant judgment due to the complex nature of the underlying transactions:

Revenue Recognition

The Company generates almost all of our revenues from three different types of contractual arrangements with the U.S. government: cost-plus-fee, fixed-price, and time-and-materials contracts. Our contracts with the U.S. government are generally subject to the Federal Acquisition Regulation (FAR) and are competitively priced based on estimated costs of providing the contractual goods or services.

We account for a contract when the parties have approved the contract and are committed to perform on it, the rights of each party and the payment terms are identified, the contract has commercial substance, and collectability is probable. At contract inception, the Company determines whether the goods or services to be provided are to be accounted for as a single performance obligation or as multiple performance obligations. This evaluation requires professional judgment as it may impact the timing and pattern of revenue recognition. If multiple performance obligations are identified, we generally use the cost plus a margin approach to determine the relative standalone selling price of each performance obligation.

When determining the total transaction price, the Company identifies both fixed and variable consideration elements within the contract. Variable consideration includes any amount within the transaction price that is not fixed, such as: award or incentive fees; performance penalties; unfunded contract value; or other similar items. For our contracts with award or incentive fees, the Company estimates the total amount of award or incentive fee expected to be recognized into revenue. Throughout the performance period, we recognize as revenue a constrained amount of variable consideration only to the extent that it is probable that a significant reversal of the cumulative amount recognized to date will not be required in a subsequent period. Our estimate of variable consideration is periodically adjusted based on significant changes in relevant facts and circumstances. In the period in which we can calculate the final amount of award or incentive fee earned - based on the receipt of the customer's final performance score or determining that more objective, contractually-defined criteria have been fully satisfied - the Company will adjust our cumulative revenue recognized to date on the contract.

We generally recognize revenues over time throughout the performance period as the customer simultaneously receives and consumes the benefits provided on our services-type revenue arrangements. This continuous transfer of control for our U.S. government contracts is supported by the unilateral right of our customer to terminate the contract for a variety of reasons without having to provide justification for its decision. For our services-type revenue arrangements in which there are a repetitive amount of services that are substantially the same from one month to the next, the Company applies the series guidance. We use a variety of input and output methods that approximate the progress towards complete satisfaction of the performance obligation, including: costs incurred, labor hours expended, and time-elapsed measures for our fixed-price stand ready obligations. For certain contracts, primarily our cost-plus and time-and-materials services-type revenue arrangements, we apply the right-to-invoice practical expedient in which revenues are recognized in direct proportion to our present right to consideration for progress towards the complete satisfaction of the performance obligation.

When a performance obligation has a significant degree of interrelation or interdependence between one month's deliverables and the next, when there is an award or incentive fee, or when there is a significant degree of customization or modification, the Company generally records revenue using a percentage of completion method. For these revenue arrangements, substantially all revenues are recognized over time using a cost-to-cost input method based on the ratio of costs incurred to date to total estimated costs at completion. When estimates of total costs to be incurred on a contract exceed total revenues, a provision for the entire loss on the contract is recorded in the period in which the loss is determined.

Contract modifications are reviewed to determine whether they should be accounted for as part of the original performance obligation or as a separate contract. When contract modifications add distinct goods or services and increase the contract value by an amount that reflects the standalone selling price, those modifications are accounted for as separate contracts. When contract modifications include goods or services that are not distinct from those already provided, the Company records a cumulative adjustment to revenues based on a remeasurement of progress towards the complete satisfaction of the not yet fully delivered performance obligation.

Based on the critical nature of our contractual performance obligations, the Company may proceed with work based on customer direction prior to the completion and signing of formal contract documents. The Company has a formal review process for approving any such work that considers previous experiences with the customer, communications with the customer regarding funding status, and our knowledge of available funding for the contract or program.

Business Combinations

We record all tangible and intangible assets acquired and liabilities assumed in a business combination at fair value as of the acquisition date, with any excess purchase consideration recorded as goodwill. Determining the fair value of acquired assets and liabilities assumed, including intangible assets, requires management to make significant judgments about expected future cash flows, weighted-average cost of capital, discount rates, and expected long-term growth rates. During the measurement period, not to exceed one year from the acquisition date, we may adjust provisional amounts recorded to reflect new information subsequently obtained regarding facts and circumstances that existed as of the acquisition date.

Goodwill and Intangible Assets

Goodwill represents the excess of the fair value of consideration paid for an acquisition over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. We recognize purchased intangible assets in connection with our business acquisitions at fair value on the acquisition date. Goodwill and intangible assets, net represent 68.1% and 69.6% of our total assets as of June 30, 2024 and June 30, 2023, respectively.

We evaluate goodwill for both of our reporting units for impairment at least annually on the first day of the fiscal fourth quarter, or whenever events or circumstances indicate that the carrying value may not be recoverable. The evaluation includes comparing the fair value of the relevant reporting unit to its respective carrying value, including goodwill, and utilizes both income and market approaches. The analysis relies on significant judgements and assumptions about expected future cash flows, weighted-average cost of capital, discount rates, expected long-term growth rates, and financial measures derived from observable market data of comparable public companies. During the fourth quarter of fiscal 2024, we completed our annual goodwill assessment and determined that each reporting unit's fair value significantly exceeded its carrying value.

Intangible assets with finite lives are amortized using the method that best reflects how their economic benefits are utilized or, if a pattern of economic benefits cannot be reliably determined, on a straight-line basis over their estimated useful lives, which is generally over periods ranging from one to twenty years. Intangible assets with finite lives are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Recently Adopted and Issued Accounting Pronouncements

See "Note 3 – Recent Accounting Pronouncements" in Part II of this Annual Report on Form 10-K for additional information.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The interest rates on both the Term Loan and the Revolving Facility are affected by changes in market interest rates. We have the ability to manage these fluctuations in part through interest rate hedging alternatives in the form of interest rate swaps. We have entered into floating-to-fixed interest rate swap agreements for an aggregate notional amount of $1,100.0 million related to a portion of our floating rate indebtedness. All remaining balances under our Term Loan, and any additional amounts that may be borrowed under our Revolving Facility, are currently subject to interest rate fluctuations. With every one percent fluctuation in the applicable interest rate, interest expense on our variable rate debt for the twelve months ended June 30, 2024 would have fluctuated by approximately $7.4 million.

Approximately 3.0% and 2.8% of our total revenues in fiscal 2024 and 2023, respectively, were generated from our international operations headquartered in the U.K. Our practice in our international operations is to negotiate contracts in the same currency in which the predominant expenses are incurred, thereby mitigating the exposure to foreign currency exchange rate fluctuations. To the extent that it is not possible to do so, there is some risk that profits will be affected by foreign currency exchange rate fluctuations. As of June 30, 2024, we held a combination of euros and pounds sterling in the U.K. and in the Netherlands equivalent to approximately $78.8 million. Although these balances are generally available to fund ordinary business operations without legal or other restrictions, a significant portion is not immediately available to fund U.S. operations unless repatriated. Our intention is to reinvest earnings from our foreign subsidiaries. This allows us to better utilize our cash resources on behalf of our foreign subsidiaries, thereby mitigating foreign currency conversion risks.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of CACI International Inc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of CACI International Inc and its subsidiaries (the "Company") as of June 30, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income, of shareholders' equity and of cash flows for each of the two years in the period ended June 30, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of June 30, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognized Over Time

As described in Notes 2 and 5 to the consolidated financial statements, the Company's consolidated revenues for the year ended June 30, 2024, were $7.7 billion. The Company generally recognizes revenues over time throughout the performance period as the customer simultaneously receives and consumes the benefit provided. The Company accounts for a contract when the parties have approved the contract and are committed to perform on it, the rights of each party and the payment terms are identified, the contract has commercial substance, and collectability is probable. Contract modifications are reviewed to determine whether they should be accounted for as part of the original performance obligation or as a separate contract. The Company uses a variety of input and output methods that approximate the progress towards complete satisfaction of a performance obligation, including costs incurred, labor hours expended, time-elapsed measure and right-to-invoice practical expedient. When a performance obligation has a significant degree of interrelation or interdependence between one month's deliverables and the next, when there is an award or incentive fee, or when there is a significant degree of customization or modification, the Company generally records revenue using a percentage of completion method. For these revenue arrangements, substantially all revenues are recognized over time using a cost-to-cost input method based on the ratio of costs incurred to date to total estimated costs at completion. The cost-to-cost input method requires the Company to use professional judgment when assessing risks, estimating contract revenues and costs, estimating variable consideration, and making assumptions for schedule and technical issues. The Company periodically reassesses its assumptions and updates its estimates as needed.

The principal consideration for our determination that performing procedures relating to revenue recognized over time is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the estimates of contract revenues and costs. These procedures also included, among others, (i) obtaining and inspecting executed agreements for a selection of contracts to understand the obligations, method of revenue recognition, current progress towards completion, and whether contract modifications are part of the original performance obligation or a separate contract; (ii) for the contracts selected in item (i), evaluating the appropriateness of the over time revenue recognition input and output methods; (iii) testing, on a sample basis, the completeness and accuracy of costs incurred to date; (iv) for the contracts selected in item (i) where the cost-to-cost input method was applied, (a) performing a retrospective comparison of incurred costs to prior costs incurred on the same contract or on similar completed contracts to evaluate the reasonableness of the total estimated costs at completion and (b) performing a retrospective comparison of estimated variable consideration to prior variable consideration on the same contract or on similar completed contracts to evaluate the reasonableness of the total estimated variable consideration.

/s/ PricewaterhouseCoopers LLP
Washington, District Of Columbia
August 8, 2024

We have served as the Company's auditor since 2022.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CACI International Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows of CACI International Inc (the Company) for the year ended June 30, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended June 30, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the account or disclosures to which they relate.

Revenue recognition based on the percentage of completion method

Description of the Matter	As described in Notes 2 and 5 to the consolidated financial statements, the Company records revenue using the percentage of completion method based on costs incurred for applicable contracts. For those contracts, the Company estimates variable consideration (e.g., award or incentive fees) and the estimated costs at completion (EAC). Changes in variable consideration and contract EACs can occur over the contract performance period for a variety of reasons including changes in contract scope and schedule and technical issues that may affect the award or incentive fee earned and total costs at completion. Significant changes in estimates could have a material effect on the Company's results of operations.
	Auditing revenue recognition based on the percentage of completion method involved subjective auditor judgment because the Company's estimates include time and materials necessary to complete the contract and management's expectation of award and incentive fees that will be earned. These estimates are based on management's assessment of the current status of the contract as well as historical results.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's accounting for percentage of completion revenue recognition. For example, we tested controls over the determination of significant assumptions regarding award or incentive fees that will be earned, future costs based on the current status of the contract, and changes in EAC estimates.
	To test the estimate of revenue recognition based on the percentage of completion method, our audit procedures included among others, comparing estimates of hours and materials and award or incentive fees to historical results of similar contracts, agreeing the key terms, including the terms of the award and incentive fees, to contract documentation and management's estimates, and obtaining an understanding of contract performance through review of customer correspondence.

Valuation of Acquired Intangible Assets

Description of the matter

As described in Notes 2 and 4 to the consolidated financial statements, the Company completed acquisitions during the year ended June 30, 2022. The Company's accounting for the acquisitions included determining the fair value of the intangible assets acquired, which primarily included technology and customer relationships.

Auditing the Company's accounting for certain acquired intangible assets involved subjective auditor judgment due to the significant estimation required in management's determination of the fair value of intangible assets. The significant estimation was primarily due to the sensitivity of the respective fair values to underlying assumptions including discount rates, projected revenue growth rates and profit margins. These assumptions relate to the future performance of certain of the acquired businesses, are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process for accounting for certain acquired intangible assets. For example, we tested controls over management's review of the valuation of intangible assets, including the review of the valuation model and significant assumptions used in the valuation.

To test the fair value of these certain acquired intangible assets, our audit procedures included, among others, evaluating the Company's use of valuation methodologies, evaluating the prospective financial information and testing the completeness and accuracy of underlying data. We involved our valuation specialists to assist in testing the significant assumptions used to value the certain acquired intangible assets. For example, we compared the significant assumptions to current industry, market and economic trends, historical results of the acquired business and to other relevant factors. We also performed sensitivity analyses of the significant assumptions to evaluate the change in the fair value resulting from changes in the assumptions.

/s/ Ernst & Young LLP

We served as the Company's auditor from 2002 to 2022.

Tysons, Virginia
August 11, 2022

CACI INTERNATIONAL INC

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	June 30,	
	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 133,961	$ 115,776
Accounts receivable, net	1,031,311	894,946
Prepaid expenses and other current assets	209,257	199,315
Total current assets	1,374,529	1,210,037
Goodwill	4,154,844	4,084,705
Intangible assets, net	474,354	507,835
Property, plant and equipment, net	195,443	199,519
Operating lease right-of-use assets	305,637	312,989
Supplemental retirement savings plan assets	99,339	96,739
Accounts receivable, long-term	13,311	11,857
Other long-term assets	178,644	177,127
Total assets	$ 6,796,101	$ 6,600,808
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 61,250	$ 45,938
Accounts payable	287,142	198,177
Accrued compensation and benefits	316,514	372,354
Other accrued expenses and current liabilities	413,354	377,502
Total current liabilities	1,078,260	993,971
Long-term debt, net of current portion	1,481,387	1,650,443
Supplemental retirement savings plan obligations, net of current portion	111,208	104,912
Deferred income taxes	169,808	120,545
Operating lease liabilities, noncurrent	325,046	329,432
Other long-term liabilities	112,185	177,171
Total liabilities	3,277,894	3,376,474
COMMITMENTS AND CONTINGENCIES (NOTE 19)		
Shareholders' equity:		
Preferred stock $0.10 par value, 10,000 shares authorized, no shares issued or outstanding	—	—
Common stock $0.10 par value, 80,000 shares authorized; 43,042 issued and 22,301 outstanding at June 30, 2024 and 42,923 issued and 22,797 outstanding at June 30, 2023	4,304	4,292
Additional paid-in capital	631,191	546,334
Retained earnings	4,360,540	3,940,616
Accumulated other comprehensive loss	(12,657)	(5,051)
Treasury stock, at cost (20,740 and 20,126 shares, respectively)	(1,465,306)	(1,261,992)
Total CACI shareholders' equity	3,518,072	3,224,199
Noncontrolling interest	135	135
Total shareholders' equity	3,518,207	3,224,334
Total liabilities and shareholders' equity	$ 6,796,101	$ 6,600,808

See Notes to Consolidated Financial Statements

CACI INTERNATIONAL INC

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

		Year Ended June 30,				
		2024		2023		2022
Revenues	$	7,659,832	$	6,702,546	$	6,202,917
Costs of revenues:						
Direct costs		5,147,540		4,402,728		4,051,188
Indirect costs and selling expenses		1,720,439		1,590,754		1,520,719
Depreciation and amortization		142,145		141,564		134,681
Total costs of revenues		7,010,124		6,135,046		5,706,588
Income from operations		649,708		567,500		496,329
Interest expense and other, net		105,059		83,861		41,757
Income before income taxes		544,649		483,639		454,572
Income taxes		124,725		98,904		87,778
Net income	$	419,924	$	384,735	$	366,794
Basic earnings per share	$	18.76	$	16.59	$	15.64
Diluted earnings per share	$	18.60	$	16.43	$	15.49
Weighted-average basic shares outstanding		22,381		23,196		23,446
Weighted-average diluted shares outstanding		22,573		23,413		23,677

See Notes to Consolidated Financial Statements

CACI INTERNATIONAL INC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

| | Year Ended June 30, | | |
	2024	2023	2022
Net income	$ 419,924	$ 384,735	$ 366,794
Other comprehensive income (loss):			
Foreign currency translation adjustment	(326)	8,267	(29,401)
Change in fair value of interest rate swap agreements, net of tax	(7,453)	17,714	33,633
Effects of post-retirement adjustments, net of tax	173	44	983
Total other comprehensive income (loss), net of tax	(7,606)	26,025	5,215
Comprehensive income	$ 412,318	$ 410,760	$ 372,009

See Notes to Consolidated Financial Statements

34

CACI INTERNATIONAL INC

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Year Ended June 30,	
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 419,924	$ 384,735	$ 366,794
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	142,145	141,564	134,681
Amortization of deferred financing costs	2,194	2,233	2,276
Loss on extinguishment of debt	—	—	891
Non-cash lease expense	67,898	69,400	69,382
Stock-based compensation expense	53,904	39,643	31,732
Deferred income taxes	(49,763)	(146,013)	9,570
Changes in operating assets and liabilities, net of effect of business acquisitions:			
Accounts receivable, net	(127,878)	32,081	(4,463)
Prepaid expenses and other assets	580	(43,568)	(13,605)
Accounts payable and other accrued expenses	125,173	(6,629)	80,874
Accrued compensation and benefits	(58,352)	(34,422)	(55,037)
Income taxes payable and receivable	(27,227)	10,997	187,854
Operating lease liabilities	(73,905)	(75,586)	(74,080)
Long-term liabilities	22,638	13,621	8,685
Net cash provided by operating activities	497,331	388,056	745,554
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(63,686)	(63,717)	(74,564)
Acquisitions of businesses, net of cash acquired	(90,240)	(14,462)	(615,508)
Other	1,974	2,462	923
Net cash used in investing activities	(151,952)	(75,717)	(689,149)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings under bank credit facilities	3,102,000	3,238,000	2,508,595
Principal payments made under bank credit facilities	(3,257,938)	(3,276,625)	(2,508,542)
Payment of financing costs under bank credit facilities	—	—	(6,286)
Proceeds from employee stock purchase plans	11,290	10,225	9,728
Repurchases of common stock	(161,487)	(273,235)	(9,785)
Payment of taxes for equity transactions	(20,760)	(14,473)	(14,919)
Net cash used in financing activities	(326,895)	(316,108)	(21,209)
Effect of exchange rate changes on cash and cash equivalents	(299)	4,741	(8,423)
Net change in cash and cash equivalents	18,185	972	26,773
Cash and cash equivalents, beginning of year	115,776	114,804	88,031
Cash and cash equivalents, end of year	$ 133,961	$ 115,776	$ 114,804
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid (refunds received) during the period for income taxes	$ 182,800	$ 219,343	$ (121,998)
Cash paid during the period for interest	$ 93,441	$ 72,723	$ 37,652
Non-cash financing and investing activities:			
Accrued capital expenditures	2,043	3,031	1,863
Landlord sponsored tenant incentives	$ 13,706	$ 3,958	$ 2,788

See Notes to Consolidated Financial Statements

CACI INTERNATIONAL INC

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total CACI Shareholders' Equity	Noncontrolling Interest	Total Shareholders' Equity
	Shares	Amount				Shares	Amount			
Balance at June 30, 2021	42,676	$ 4,268	$ 484,260	$ 3,189,087	$ (36,291)	19,122	$ (976,181)	$ 2,665,143	$ 135	$ 2,665,278
Net income	—	—	—	366,794	—	—	—	366,794	—	366,794
Stock-based compensation expense	—	—	31,732	—	—	—	—	31,732	—	31,732
Tax withholdings on restricted share vestings	144	14	(14,883)	—	—	—	—	(14,869)	—	(14,869)
Other comprehensive income, net of tax	—	—	—	—	5,215	—	—	5,215	—	5,215
Repurchases of common stock	—	—	70,477	—	—	318	(80,262)	(9,785)	—	(9,785)
Treasury stock issued under stock purchase plans	—	—	64	—	—	(36)	9,114	9,178	—	9,178
Balance at June 30, 2022	42,820	$ 4,282	$ 571,650	$ 3,555,881	$ (31,076)	19,404	$ (1,047,329)	$ 3,053,408	$ 135	$ 3,053,543
Net income	—	—	—	384,735	—	—	—	384,735	—	384,735
Stock-based compensation expense	—	—	39,643	—	—	—	—	39,643	—	39,643
Tax withholdings on restricted share vestings	103	10	(14,409)	—	—	—	—	(14,399)	—	(14,399)
Other comprehensive income, net of tax	—	—	—	—	26,025	—	—	26,025	—	26,025
Repurchases of common stock	—	—	(50,614)	—	—	759	(224,562)	(275,176)	—	(275,176)
Treasury stock issued under stock purchase plans	—	—	64	—	—	(37)	9,899	9,963	—	9,963
Balance at June 30, 2023	42,923	$ 4,292	$ 546,334	$ 3,940,616	$ (5,051)	20,126	$ (1,261,992)	$ 3,224,199	$ 135	$ 3,224,334
Net income	—	—	—	419,924	—	—	—	419,924	—	419,924
Stock-based compensation expense	—	—	53,904	—	—	—	—	53,904	—	53,904
Tax withholdings on restricted share vestings	119	12	(20,379)	—	—	—	—	(20,367)	—	(20,367)
Other comprehensive loss, net of tax	—	—	—	—	(7,606)	—	—	(7,606)	—	(7,606)
Repurchases of common stock	—	—	50,951	—	—	649	(214,064)	(163,113)	—	(163,113)
Treasury stock issued under stock purchase plans	—	—	381	—	—	(35)	10,750	11,131	—	11,131
Balance at June 30, 2024	43,042	$ 4,304	$ 631,191	$ 4,360,540	$ (12,657)	20,740	$ (1,465,306)	$ 3,518,072	$ 135	$ 3,518,207

See Notes to Consolidated Financial Statements

CACI INTERNATIONAL INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of Operations and Basis of Presentation

CACI International Inc (collectively, with its consolidated subsidiaries, "CACI", the "Company", "we", "us" and "our") is a leading provider of Expertise and Technology to customers in support of national security in the intelligence, defense, and federal civilian sectors, both domestically and internationally. CACI's customers include agencies and departments of the U.S. government, various state and local government agencies, foreign governments, and commercial enterprises. We operate in two reportable segments: Domestic Operations and International Operations.

The accompanying consolidated financial statements of the Company have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) and include the assets, liabilities, results of operations and cash flows for the Company, including its subsidiaries and ventures that are majority-owned or otherwise controlled by the Company. All intercompany balances and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported periods. The most significant of these estimates and assumptions relate to estimating contract revenues and costs, measuring progress against the Company's performance obligations, assessing the fair value of acquired assets and liabilities accounted for through business acquisitions, valuing and determining the amortization periods for long-lived intangible assets, assessing the recoverability of long-lived assets, reserves for accounts receivable, and reserves for contract related matters. Management evaluates its estimates on an ongoing basis using the most current and available information. However, actual results may differ significantly from estimates. Changes in estimates are recorded in the period in which they become known.

Business Combinations

The Company records all tangible and intangible assets acquired and liabilities assumed in a business combination at fair value as of the acquisition date, with any excess purchase consideration recorded as goodwill. Determining the fair value of acquired assets and liabilities assumed, including intangible assets, requires management to make significant judgments about expected future cash flows, weighted-average cost of capital, discount rates, and expected long-term growth rates. During the measurement period, not to exceed one year from the acquisition date, the Company may adjust provisional amounts recorded to reflect new information subsequently obtained regarding facts and circumstances that existed as of the acquisition date.

Acquisition and Integration Costs

Costs associated with legal, financial and other professional advisors related to acquisitions, whether successful or unsuccessful, as well as applicable integration costs are expensed as incurred.

Revenue Recognition

The Company generates almost all of our revenues from three different types of contractual arrangements with the U.S. government: cost-plus-fee, fixed-price, and time-and-materials contracts. Our contracts with the U.S. government are generally subject to the Federal Acquisition Regulation (FAR) and are competitively priced based on estimated costs of providing the contractual goods or services.

We account for a contract when the parties have approved the contract and are committed to perform on it, the rights of each party and the payment terms are identified, the contract has commercial substance, and collectability is probable.

At contract inception, the Company determines whether the goods or services to be provided are to be accounted for as a single performance obligation or as multiple performance obligations. This evaluation requires professional judgment and it may impact the timing and pattern of revenue recognition. If multiple performance obligations are identified, we generally use the cost plus a margin approach to determine the relative standalone selling price of each performance obligation.

When determining the total transaction price, the Company identifies both fixed and variable consideration elements within the contract. Variable consideration includes any amount within the transaction price that is not fixed, such as: award or incentive fees; performance penalties; unfunded contract value; or other similar items. For our contracts with award or incentive fees, the Company estimates the total amount of award or incentive fee expected to be recognized into revenues. Throughout the performance period, we recognize as revenue a constrained amount of variable consideration only to the extent that it is probable that a significant reversal of the cumulative amount recognized to date will not be required in a subsequent period. Our estimate of variable consideration is periodically adjusted based on significant changes in relevant facts and circumstances. In the period in which we can calculate the final amount of award or incentive fee earned - based on the receipt of the customer's final performance score or determining that more objective, contractually-defined criteria have been fully satisfied - the Company will adjust our cumulative revenue recognized to date on the contract.

We generally recognize revenues over time throughout the performance period as the customer simultaneously receives and consumes the benefits provided on our services-type revenue arrangements. This continuous transfer of control for our U.S. government contracts is supported by the unilateral right of our customer to terminate the contract for a variety of reasons without having to provide justification for its decision. For our services-type revenue arrangements in which there are a repetitive amount of services that are substantially the same from one month to the next, the Company applies the series guidance. We use a variety of input and output methods that approximate the progress towards complete satisfaction of the performance obligation, including: costs incurred, labor hours expended, and time-elapsed measures for our fixed-price stand ready obligations. For certain contracts, primarily our cost-plus and time-and-materials services-type revenue arrangements, we apply the right-to-invoice practical expedient in which revenues are recognized in direct proportion to our present right to consideration for progress towards the complete satisfaction of the performance obligation.

When a performance obligation has a significant degree of interrelation or interdependence between one month's deliverables and the next, when there is an award or incentive fee, or when there is a significant degree of customization or modification, the Company generally records revenue using a percentage of completion method. For these revenue arrangements, substantially all revenues are recognized over time using a cost-to-cost input method based on the ratio of costs incurred to date to total estimated costs at completion. When estimates of total costs to be incurred on a contract exceed total revenue, a provision for the entire loss on the contract is recorded in the period in which the loss is determined.

Contract modifications are reviewed to determine whether they should be accounted for as part of the original performance obligation or as a separate contract. When a contract modification changes the scope or price and the additional performance obligations are at their standalone selling price, the original contract is terminated and the Company accounts for the change prospectively when the new goods or services to be transferred are distinct from those already provided. When the contract modification includes goods or services that are not distinct from those already provided, the Company records a cumulative adjustment to revenues based on a remeasurement of progress towards the complete satisfaction of the not yet fully delivered performance obligation.

Based on the critical nature of our contractual performance obligations, the Company may proceed with work based on customer direction prior to the completion and signing of formal contract documents. The Company has a formal review process for approving any such work that considers previous experiences with the customer, communications with the customer regarding funding status, and our knowledge of available funding for the contract or program.

Costs of Revenues

Costs of revenues includes all direct contract costs such as labor, materials, subcontractor costs, and indirect costs that are allowable and allocable to contracts under federal procurement standards. Costs of revenues also includes expenses that are unallowable under applicable procurement standards and are not allocable to contracts for billing purposes. Such unallowable expenses do not directly generate revenues but are necessary for business operations.

Changes in Estimates on Contracts

The Company recognizes revenues on many of its fixed-price, award fee, and incentive fee arrangements over time primarily using a cost-to-cost input method based on the ratio of costs incurred to date to total estimated costs at completion. The process requires the Company to use professional judgment when assessing risks, estimating contract revenues and costs, estimating variable consideration, and making assumptions for schedule and technical issues. The Company periodically reassesses its assumptions and updates its estimates as needed. When estimates of total costs to be incurred on a contract exceed total revenues, a provision for the entire loss on the contract is recorded in the period in which the loss is determined.

Contract Balances

Contract assets include unbilled receivables in which our right to consideration is conditional on factors other than the passage of time. Contract assets exclude billed and billable receivables.

In addition, the costs to fulfill and obtain a contract are considered for capitalization based on contract specific facts and circumstances. The incremental costs to fulfill a contract (e.g., ramp up costs at the beginning of the period of performance) may be capitalized when expenses are incurred prior to satisfying a performance obligation. The incremental costs of obtaining a contract (e.g., sales commissions) are capitalized as an asset when the Company expects to recover them either directly or indirectly through the revenue arrangement's profit margins. These capitalized costs are subsequently expensed over the revenue arrangement's period of performance. The Company has elected to apply the practical expedient to immediately expense the costs to obtain a contract when the performance obligation will be completed within twelve months of contract inception.

Contract assets are periodically reassessed based on reasonably available information as of the balance sheet date to ensure they do not exceed their net realizable value.

Contract liabilities primarily include advance payments received from a customer in excess of revenues that may be recognized as of the balance sheet date. The advance payment is subsequently recognized into revenues as the performance obligation is satisfied.

Remaining Performance Obligations

Remaining performance obligations (RPO) represent the expected revenues to be recognized for the satisfaction of remaining performance obligations on existing contracts. This balance excludes unexercised contract option years and task orders that may be issued underneath an Indefinite Delivery/Indefinite Quantity (IDIQ) vehicle until such task orders are awarded. The RPO balance generally increases with the execution of new contracts and converts into revenues as contractual performance obligations are satisfied. The Company continues to monitor this balance as it is subject to change from execution of new contracts, contract modifications or extensions, government deobligations, or early terminations.

Cash and Cash Equivalents

The Company considers all investments with an original maturity of three months or less on their trade date to be cash equivalents. The Company classifies investments with an original maturity of more than three months but less than twelve months on their trade date as short-term marketable securities.

Receivables

Receivables include billed and billable receivables, and unbilled receivables. Amounts billable and unbilled receivables are recognized at estimated realizable value and consist of costs and fees, substantially all of which are expected to be billed and collected generally within one year. When events or conditions indicate that amounts outstanding from customers may become uncollectible, an allowance is estimated and recorded. Upon determination that a specific receivable is uncollectible, the receivable is written off against the allowance for expected credit losses. The Company's allowance for expected credit losses was $6.1 million and $7.0 million at June 30, 2024 and June 30, 2023, respectively.

Accounting for Sales of Financial Assets

The Company accounts for receivable transfers under its Master Accounts Receivable Purchase Agreement (MARPA) as sales under ASC 860, *Transfers and Servicing*, and derecognizes the sold receivables from its balance sheets.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk include accounts receivable and cash equivalents. Management believes that credit risk related to the Company's accounts receivable is limited due to a large number of customers in differing segments and agencies of the U.S. government. Accounts receivable credit risk is also limited due to the credit worthiness of the U.S. government. Management believes the credit risk associated with the Company's cash equivalents is limited due to the credit worthiness of the obligors of the investments underlying the cash equivalents. In addition, although the Company maintains cash balances at financial institutions that exceed federally insured limits, these balances are placed with high quality financial institutions.

Inventories

Inventories are stated at the lower of cost (average cost or first-in, first-out) or net realizable value and are included in prepaid expenses and other current assets on the accompanying consolidated balance sheets. The Company periodically assesses its current inventory balances and records a provision for damaged, deteriorated, or obsolete inventory based on historical patterns and forecasted sales.

Goodwill and Intangible Assets

Goodwill represents the excess of the fair value of consideration paid for an acquisition over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. The Company evaluates goodwill for both of its reporting units for impairment at least annually on the first day of the fiscal fourth quarter, or whenever events or circumstances indicate that the carrying value may not be recoverable. The evaluation includes a qualitative assessment or a quantitative assessment that compares the fair value of the relevant reporting unit to its respective carrying value, including goodwill, and utilizes both income and market approaches. The analysis relies on significant judgements and assumptions about expected future cash flows, weighted-average cost of capital, discount rates, expected long-term growth rates, and financial measures derived from observable market data of comparable public companies.

Intangible assets with finite lives are amortized using the method that best reflects how their economic benefits are utilized or, if a pattern of economic benefits cannot be reliably determined, on a straight-line basis over their estimated useful lives, which is generally over periods ranging from one to twenty years. Intangible assets with finite lives are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Property, Plant and Equipment

Purchases of property, plant and equipment are capitalized at cost. Depreciation of equipment and furniture has been provided over the estimated useful life of the respective assets (ranging from three to eight years) using the straight-line method. Leasehold improvements are generally amortized using the straight-line method over the remaining lease term or the useful life of the improvements, whichever is shorter. Repairs and maintenance costs are expensed as incurred.

We evaluate our long-lived assets for potential impairment whenever there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable and the carrying amount of the asset exceeds its estimated fair value.

External Software Development Costs

Costs incurred in creating software to be sold or licensed for external use are expensed as incurred until technological feasibility has been established. Technological feasibility is established upon completion of a detailed program design or, in its absence, completion of a working model. Thereafter, all such software development costs are capitalized and subsequently reported at the lower of unamortized cost or estimated net realizable value. Capitalized costs are amortized on a straight-line basis over the remaining estimated economic life of the software.

Leases

The Company enters into contractual arrangements primarily for the use of real estate facilities, information technology equipment, and certain other equipment. These arrangements contain a lease when the Company controls the underlying asset and has the right to obtain substantially all of the economic benefits or outputs from the asset. All of our leases are operating leases.

The Company records a right of use (ROU) asset and lease liability as of the lease commencement date equal to the present value of the remaining lease payments. Most of our leases do not provide an implicit rate that can be readily determined. Therefore, we use a discount rate based on the Company's incremental borrowing rate, which is determined using our credit rating and information available as of the commencement date. The ROU asset is then adjusted for initial direct costs and certain lease incentives included in the contractual arrangement. The Company has elected to not apply the lease recognition guidance for short-term equipment leases and to separate lease from non-lease components. Our operating lease arrangements may contain options to extend the lease term or for early termination. We account for these options when it is reasonably certain we will exercise them. ROU assets are evaluated for impairment in a manner consistent with the treatment of other long-lived assets.

Operating lease expense is recognized on a straight-line basis over the lease term and is recorded primarily within indirect costs and selling expenses on the consolidated statement of operations. Variable lease expenses are generally recorded in the period they are incurred and are excluded from the ROU asset and lease liability.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and amounts included in other current assets and current liabilities that meet the definition of a financial instrument approximate fair value because of the short-term nature of these amounts.

The fair value of the Company's debt under its bank credit facility approximates its carrying value at June 30, 2024. The fair value of the Company's debt under its bank credit facility was estimated using Level 2 inputs based on market data on companies with a corporate rating similar to CACI's that have recently priced credit facilities.

Earnings Per Share

Basic earnings per share excludes dilution and is computed by dividing income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock but not securities that are anti-dilutive. Using the treasury stock method, diluted earnings per share includes the incremental effect of restricted stock units (RSUs) that are no longer subject to a market or performance condition. Information about the weighted-average number of basic and diluted shares is presented in "Note 14 – Earnings Per Share".

Income Taxes

Income taxes are accounted for using the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. Estimates of the realizability of deferred tax assets are based on the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Liabilities for uncertain tax positions are recognized when it is more likely than not that a tax position will not be sustained upon examination and settlement with taxing authorities. Liabilities for uncertain tax positions are measured based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax penalties and interest are included in income tax expense.

Supplemental Retirement Savings Plan

The Company maintains the CACI International Inc Group Executive Retirement Plan (the Supplemental Savings Plan) and maintains the underlying assets in a Rabbi Trust. The Supplemental Savings Plan is a non-qualified defined contribution supplemental retirement savings plan for certain key employees whereby participants may elect to defer and contribute a portion of their compensation, as permitted by the plan. Each participant directs his or her investments in the Supplemental Savings Plan (see "Note 17 – Retirement Plans").

A Rabbi Trust is a grantor trust established to fund compensation for a select group of management. The assets of this trust are available to satisfy the claims of general creditors in the event of bankruptcy of the Company. The assets held by the Rabbi Trust are invested in corporate owned life insurance (COLI) products. The COLI products are recorded at cash surrender value in the consolidated financial statements as supplemental retirement savings plan assets. The amounts due to participants are based on contributions, participant investment elections, and other participant activity and are recorded as supplemental retirement savings plan obligations.

Foreign Currency

The assets and liabilities of the Company's foreign subsidiaries whose functional currency is other than the U.S. dollar are translated at the exchange rate in effect on the reporting date, and income and expenses are translated at the weighted-average exchange rate during the period. The Company's primary practice is to negotiate contracts in the same currency in which the predominant expenses are incurred, thereby mitigating the exposure to foreign currency fluctuations. The net translation gains and losses are recorded as accumulated other comprehensive income (loss) in shareholders' equity. Foreign currency transaction gains and losses are recorded as incurred in indirect costs and selling expenses in the accompanying consolidated statements of operations.

Other Comprehensive Income (Loss)

Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Other comprehensive income (loss) refers to revenue, expenses, and gains and losses that under U.S. GAAP are included in comprehensive income, but excluded from the determination of net income. The elements within other comprehensive income consist of foreign currency translation adjustments; the changes in the fair value of interest rate swap agreements, net of tax benefit (expense) of $2.5 million, $(6.1) million and $(11.8) million for the years ended June 30, 2024, 2023 and 2022, respectively; and differences between actual amounts and estimates based on actuarial assumptions and the effect of changes in actuarial assumptions made under the Company's post-retirement benefit plans, net of tax (see Note 13).

As of June 30, 2024, 2023 and 2022, the accumulated other comprehensive loss balance included gains (losses) of $(37.4) million, $(37.0) million, and $(45.3) million respectively, related to foreign currency translation adjustments, $23.4 million, $30.9 million, and $13.1 million, respectively, related to the fair value of interest rate swap agreements, and $1.3 million, $1.1 million, and $1.1 million, respectively, related to unrecognized post-retirement costs.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Note 3 – Recent Accounting Pronouncements

Accounting Standards Updates Issued but Not Yet Adopted

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, *Improvements to Reportable Segment Disclosures*, which requires disclosure of significant segment expenses and other segment items in annual and interim periods. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. We are currently evaluating the impacts of the new standard.

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*, which requires disaggregated information about an entity's effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, and should be applied prospectively. Retrospective application is permitted. We are currently evaluating the impacts of the new standard.

Accounting Standards Updates Adopted

There have been no recently adopted accounting pronouncements that are material to the Company's consolidated financial statements.

Note 4 – Acquisitions

Fiscal 2024

During fiscal 2024, the Company completed three acquisitions that enhance our capabilities and/or customer relationships. The aggregate purchase consideration was approximately $108.6 million, net of cash acquired, which includes initial cash payments, deferred consideration, and estimated contingent consideration. The Company preliminarily recognized fair values of the assets acquired and liabilities assumed and allocated $70.0 million to goodwill and $40.1 million to intangible assets. At June 30, 2024, the Company had not finalized the determination of fair values allocated to assets and liabilities.

Fiscal 2023

During fiscal 2023, CACI Limited completed the acquisition of a business in the United Kingdom that provides software engineering, data analysis and cyber services to the national security sector. The purchase consideration was approximately $15.4 million, net of cash acquired. The Company recognized fair values of the assets acquired and liabilities assumed and allocated $14.9 million to goodwill and $2.0 million to intangible assets.

Fiscal 2022

During fiscal 2022, CACI completed four acquisitions that provide technology to sensitive government customers. Their capabilities include open source intelligence solutions, specialized cyber, satellite communications, multi-domain photonics technologies for free-space optical communications, and commercial solutions for classified security technologies. The aggregate purchase consideration was approximately $616.6 million. The Company recognized fair values of the assets acquired and liabilities assumed and allocated $450.5 million to goodwill, largely attributable to intellectual capital and the acquired assembled workforces, and $180.6 million to intangible assets. The intangible assets consist of customer relationships of $98.4 million and technology of $82.2 million. The fair value attributed to intangible assets is being amortized on an accelerated basis over a range of approximately 15 to 20 years for customer relationships and over a range of approximately 5 to 10 years for technology. The fair value attributed to the intangible assets acquired was based on assumptions and other information compiled by management, including independent valuations that utilized established valuation techniques. Of the value attributed to goodwill and intangible assets, approximately $493.2 million is deductible for income tax purposes.

Note 5 – Revenues

Disaggregation of Revenues

The Company disaggregates revenues by contract type, customer type, prime vs. subcontractor, and whether the solution provided is primarily Expertise or Technology. These categories represent how the nature, amount, timing, and uncertainty of revenues and cash flows are affected.

Disaggregated revenues by contract type were as follows (in thousands):

	Year Ended June 30, 2024			Year Ended June 30, 2023			Year Ended June 30, 2022		
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Cost-plus-fee	$ 4,654,689	$ —	$ 4,654,689	$ 3,896,725	$ —	$ 3,896,725	$ 3,632,359	$ —	$ 3,632,359
Fixed-price	1,950,286	140,893	2,091,179	1,888,414	135,554	2,023,968	1,690,480	132,741	1,823,221
Time-and-materials	827,770	86,194	913,964	727,799	54,054	781,853	688,220	59,117	747,337
Total	$ 7,432,745	$ 227,087	$ 7,659,832	$ 6,512,938	$ 189,608	$ 6,702,546	$ 6,011,059	$ 191,858	$ 6,202,917

Disaggregated revenues by customer type were as follows (in thousands):

	Year Ended June 30, 2024			Year Ended June 30, 2023			Year Ended June 30, 2022		
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Department of Defense	$ 5,695,408	$ —	$ 5,695,408	$ 4,817,470	$ —	$ 4,817,470	$ 4,331,327	$ —	$ 4,331,327
Federal civilian agencies	1,588,262	—	1,588,262	1,533,295	—	1,533,295	1,549,791	—	1,549,791
Commercial and other	149,075	227,087	376,162	162,173	189,608	351,781	129,941	191,858	321,799
Total	$ 7,432,745	$ 227,087	$ 7,659,832	$ 6,512,938	$ 189,608	$ 6,702,546	$ 6,011,059	$ 191,858	$ 6,202,917

Disaggregated revenues by prime vs. subcontractor were as follows (in thousands):

	Year Ended June 30, 2024			Year Ended June 30, 2023			Year Ended June 30, 2022		
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Prime contractor	$ 6,649,114	$ 200,735	$ 6,849,849	$ 5,801,840	$ 171,860	$ 5,973,700	$ 5,389,870	$ 175,052	$ 5,564,922
Subcontractor	783,631	26,352	809,983	711,098	17,748	728,846	621,189	16,806	637,995
Total	$ 7,432,745	$ 227,087	$ 7,659,832	$ 6,512,938	$ 189,608	$ 6,702,546	$ 6,011,059	$ 191,858	$ 6,202,917

Disaggregated revenues by Expertise or Technology were as follows (in thousands):

	Year Ended June 30, 2024			Year Ended June 30, 2023			Year Ended June 30, 2022		
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Expertise	$ 3,473,434	$ 83,555	$ 3,556,989	$ 3,021,621	$ 69,751	$ 3,091,372	$ 2,796,038	$ 73,279	$ 2,869,317
Technology	3,959,311	143,532	4,102,843	3,491,317	119,857	3,611,174	3,215,021	118,579	3,333,600
Total	$ 7,432,745	$ 227,087	$ 7,659,832	$ 6,512,938	$ 189,608	$ 6,702,546	$ 6,011,059	$ 191,858	$ 6,202,917

Changes in Estimates

Aggregate net changes in estimates reflected an increase to income before income taxes of $25.0 million ($0.83 per diluted share), an increase of $23.4 million ($0.74 per diluted share), and an increase of $29.8 million ($0.93 per diluted share) during fiscal 2024, 2023, and 2022, respectively. The Company uses its statutory tax rate when calculating the impact to diluted earnings per share.

Revenues recognized from previously satisfied performance obligations were $0.7 million for fiscal 2024, $1.7 million for fiscal 2023, and nominal for fiscal 2022. The change in revenues generally relates to final true-up adjustments for estimated award or incentive fees in the period in which the customer's final performance score was received or when it can be determined that more objective, contractually-defined criteria have been fully satisfied.

Remaining Performance Obligations

As of June 30, 2024, the Company had $10.3 billion of remaining performance obligations and expects to recognize approximately 47% and 69% over the next 12 and 24 months, respectively, with the remainder to be recognized thereafter.

Contract Balances

Contract balances consisted of the following (in thousands):

Description of Contract Related Balance	Financial Statement Classification	June 30, 2024	June 30, 2023
Billed and billable receivables	Accounts receivable, net	$ 885,552	$ 763,547
Contract assets – current unbilled receivables	Accounts receivable, net	145,759	131,399
Contract assets – current costs to obtain	Prepaid expenses and other current assets	6,142	5,163
Contract assets – noncurrent unbilled receivables	Accounts receivable, long-term	13,311	11,857
Contract assets – noncurrent costs to obtain	Other long-term assets	12,310	8,294
Contract liabilities – current deferred revenue and other contract liabilities	Other accrued expenses and current liabilities	(139,745)	(138,469)
Contract liabilities – noncurrent deferred revenue and other contract liabilities	Other long-term liabilities	(4,607)	(5,522)

During fiscal 2024 and 2023, respectively, we recognized $127.8 million and $84.8 million of revenue that was included in a previously recorded contract liability as of the beginning of the period.

Note 6 – Sales of Receivables

On December 20, 2023, the Company amended its Master Accounts Receivable Purchase Agreement (MARPA) with MUFG Bank, Ltd. (Purchaser), for the sale of certain designated eligible U.S. government receivables. The amendment extended the term of the MARPA to December 20, 2024. Under the MARPA, the Company can sell eligible receivables, including certain billed and unbilled receivables up to a maximum amount of $250.0 million. The Company's receivables are sold under the MARPA without recourse for any U.S. government credit risk.

The Company accounts for receivable transfers under the MARPA as sales under ASC 860, *Transfers and Servicing*, and derecognizes the sold receivables from its balance sheets. The fair value of the sold receivables approximated their book value due to their short-term nature.

The Company does not retain an ongoing financial interest in the transferred receivables other than cash collection and administrative services. The Company estimated that its servicing fee was at fair value and therefore no servicing asset or liability related to these receivables was recognized as of June 30, 2024. Proceeds from the sold receivables are reflected in our operating cash flows on the statement of cash flows.

MARPA activity consisted of the following (in thousands):

	As of and for the Year Ended June 30,	
	2024	2023
Beginning balance:	$ 200,000	$ 157,785
Sales of receivables	3,471,335	2,856,936
Cash collections	(3,421,335)	(2,814,721)
Outstanding balance sold to Purchaser: (1)	250,000	200,000
Cash collected, not remitted to Purchaser (2)	(110,750)	(71,677)
Remaining sold receivables	$ 139,250	$ 128,323

_____
(1) During fiscal 2024 and 2023, the Company recorded a net cash inflow in its cash flows from operating activities of $50.0 million and a net cash inflow of $42.2 million, respectively, from sold receivables. MARPA cash flows are calculated as the change in the outstanding balance during the fiscal year.
(2) Includes the cash collected on behalf of but not yet remitted to Purchaser as of June 30, 2024 and 2023. This balance is included in other accrued expenses and current liabilities as of the balance sheet date.

Note 7 – Inventories

Inventories consisted of the following (in thousands):

	June 30,			
	2024		2023	
Materials, purchased parts and supplies	$	77,743	$	78,691
Work in process		13,331		21,894
Finished goods		27,365		30,006
Total	$	118,439	$	130,591

Note 8 – Goodwill and Intangible Assets

Goodwill

Changes in the carrying amount of goodwill by reportable segment were as follows (in thousands):

	Domestic		International		Total	
Balance at June 30, 2022	$	3,934,625	$	123,666	$	4,058,291
Goodwill acquired (1)		6,072		15,506		21,578
Foreign currency translation		(633)		5,469		4,836
Balance at June 30, 2023	$	3,940,064	$	144,641	$	4,084,705
Goodwill acquired (1)		34,681		34,726		69,407
Foreign currency translation		78		654		732
Balance at June 30, 2024	$	3,974,823	$	180,021	$	4,154,844

(1) Includes goodwill initially allocated to new business combinations as well as measurement period adjustments, when applicable. The final purchase price allocations for our fiscal 2024 acquisitions remain open as of June 30, 2024.

No impairments of goodwill are included in the balances above.

Intangible Assets

Intangible assets, net consisted of the following (in thousands):

	June 30, 2024						June 30, 2023					
	Gross carrying value		Accumulated amortization		Net carrying value		Gross carrying value		Accumulated amortization		Net carrying value	
Customer contracts and related customer relationships	$	695,944	$	(353,159)	$	342,785	$	655,877	$	(313,745)	$	342,132
Acquired technologies		271,285		(139,716)		131,569		277,180		(111,477)		165,703
Total intangible assets	$	967,229	$	(492,875)	$	474,354	$	933,057	$	(425,222)	$	507,835

Amortization expense related to intangible assets was $73.8 million, $75.4 million and $74.1 million for fiscal 2024, 2023, and 2022, respectively. Intangible assets with a gross carrying value of $6.1 million became fully amortized during fiscal 2024 and are no longer reflected in the gross carrying value and accumulated amortization as of June 30, 2024.

As of June 30, 2024, the estimated annual amortization expense is as follows (in thousands):

Fiscal Year Ending June 30,		Amount
2025	$	71,496
2026		63,634
2027		56,588
2028		48,213
2029		40,052
2030 and thereafter		194,371
Total intangible assets, net	$	474,354

Note 9 – Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

	June 30,			
	2024		2023	
Equipment and furniture	$	312,644	$	290,104
Leasehold improvements		262,402		236,491
Property, plant and equipment, at cost		575,046		526,595
Less accumulated depreciation and amortization		(379,603)		(327,076)
Total property, plant and equipment, net	$	195,443	$	199,519

Depreciation expense was $68.4 million, $66.1 million and $60.5 million in fiscal 2024, 2023, and 2022, respectively.

Note 10 – Leases

All of the Company's leases are operating leases. The current portion of operating lease liabilities is included in other accrued expenses and current liabilities in our consolidated balance sheets. Lease balances in our consolidated balance sheet are as follows (in thousands):

	June 30,			
	2024		2023	
Operating lease right-of-use assets	$	305,637	$	312,989
Operating lease liabilities, current		51,223		46,260
Operating lease liabilities, noncurrent		325,046		329,432
	$	376,269	$	375,692

The Company's total lease cost is recorded primarily within indirect costs and selling expenses and had the following impact on the consolidated statement of operations (in thousands):

	Year Ended June 30,					
	2024		2023		2022	
Operating lease cost	$	82,441	$	80,057	$	80,748
Short-term and variable lease cost		17,390		16,287		15,567
Sublease income		(366)		(344)		(404)
Total lease cost	$	99,465	$	96,000	$	95,911

The Company's future minimum lease payments under non-cancelable operating leases as of June 30, 2024 are as follows (in thousands):

Fiscal Year Ending June 30:		
2025	$	64,565
2026		82,663
2027		73,338
2028		57,016
2029		44,930
Thereafter		107,251
Total undiscounted lease payments		429,763
Less: imputed interest		(53,494)
Total discounted lease liabilities	$	376,269

The weighted-average remaining lease terms as of June 30, 2024 and 2023 were 6.22 years and 6.44 years and the weighted-average discount rates were 3.91% and 3.42%, respectively.

Cash paid for operating leases was $88.0 million, $86.1 million, and $85.2 million in fiscal 2024, 2023, and 2022, respectively. Operating lease liabilities arising from obtaining new ROU assets was $61.3 million, $64.5 million and $30.9 million in fiscal 2024, 2023, and 2022, respectively, which includes all noncash changes arising from new or remeasured operating lease arrangements.

Note 11 – Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The Company's financial assets and liabilities recorded at fair value on a recurring basis are categorized based on the priority of the inputs used to measure fair value. The inputs used in measuring fair value are categorized into three levels, as follows:

- Level 1 Inputs – unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2 Inputs – unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

- Level 3 Inputs – amounts derived from valuation models in which unobservable inputs reflect the reporting entity's own assumptions about the assumptions of market participants that would be used in pricing the asset or liability.

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis and the level they fall within the fair value hierarchy (in thousands):

| | | | As of June 30, | |
| | Financial Statement | Fair Value | 2024 | 2023 |
Description of Financial Instrument	Classification	Hierarchy	Fair Value	
Contingent consideration	Other accrued expenses and current liabilities	Level 3	$ (3,061)	$ —
Contingent consideration	Other long-term liabilities	Level 3	$ (13,737)	$ —
Interest rate swap agreements	Other long-term assets	Level 2	$ 33,327	$ 43,283

The Company uses interest rate swap agreements to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The Company also incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. Changes in the fair value of the interest rate swap agreements are recorded as a component of accumulated other comprehensive income or loss.

The Company recognized contingent consideration liabilities in connection with its current year acquisitions, representing potential earnout payments and other contingent payments. The fair values of these liabilities were determined using a valuation model which included an assessment of the most likely outcome, assumptions related to projected earnings of the acquired company and the application of a discount rate when applicable. Fair value of contingent consideration is reassessed quarterly, including an analysis of the significant inputs used in the evaluation, as well as the accretion of the discount. Changes are reflected within indirect costs and selling expenses.

Note 12 – Debt

Long-term debt consisted of the following (in thousands):

| | June 30, | |
	2024	2023
Bank credit facility – term loans	$ 1,133,125	$ 1,179,063
Bank credit facility – revolver loans	415,000	525,000
Principal amount of long-term debt	1,548,125	1,704,063
Less unamortized discounts and debt issuance costs	(5,488)	(7,682)
Total long-term debt	1,542,637	1,696,381
Less current portion	(61,250)	(45,938)
Long-term debt, net of current portion	$ 1,481,387	$ 1,650,443

Bank Credit Facility

The Company has a $3,200.0 million credit facility (the Credit Facility), which consists of a $1,975.0 million revolving credit facility (the Revolving Facility) and a $1,225.0 million term loan (the Term Loan). The Revolving Facility has sub-facilities of $100.0 million for same-day swing line loan borrowings and $25.0 million for stand-by letters of credit. At any time and so long as no default has occurred, the Company has the right to increase the Revolving Facility or the Term Loan in an aggregate principal amount of up to the greater of $500.0 million and 75% of the Company's EBITDA plus an unlimited amount of indebtedness subject to 3.75 times, calculated assuming the Revolving Facility is fully drawn, with applicable lender approvals. The Credit Facility is available to refinance existing indebtedness and for general corporate purposes, including working capital expenses and capital expenditures.

The Revolving Facility is a secured facility that permits continuously renewable borrowings of up to $1,975.0 million. As of June 30, 2024, the Company had $415.0 million outstanding under the Revolving Facility and no borrowings on the swing line. The Company pays a quarterly facility fee for the unused portion of the Revolving Facility.

The Term Loan is a five-year secured facility under which principal payments are due in quarterly installments of $7.7 million through December 31, 2023 and $15.3 million thereafter until the balance is due in full on December 13, 2026. As of June 30, 2024, the Company had $1,133.1 million outstanding under the Term Loan.

The interest rates applicable to loans under the Credit Facility are floating interest rates that, at the Company's option, equal a base rate or a SOFR rate, plus in each case, an applicable margin based upon the Company's consolidated total net leverage ratio. As of June 30, 2024, the effective interest rate, including the impact of the Company's floating-to-fixed interest rate swap agreements and excluding the effect of amortization of debt financing costs, for the outstanding borrowings under the Credit Facility was 4.59%.

The Credit Facility requires the Company to comply with certain financial covenants, including a maximum total leverage ratio and a minimum interest coverage ratio. The Credit Facility also includes customary negative covenants restricting or limiting the Company's ability to guarantee or incur additional indebtedness, grant liens or other security interests to third parties, make loans or investments, transfer assets, declare dividends or redeem or repurchase capital stock or make other distributions, prepay subordinated indebtedness and engage in mergers, acquisitions or other business combinations, in each case except as expressly permitted under the Credit Facility. As of June 30, 2024, the Company was in compliance with all of the financial covenants. A majority of the Company's assets serve as collateral under the Credit Facility.

All debt issuance costs are being amortized from the date incurred to the expiration date of the Credit Facility.

The aggregate maturities of long-term debt as of June 30, 2024, are as follows (in thousands):

Fiscal Year Ending June 30,		
2025	$	61,250
2026		61,250
2027		1,425,625
Principal amount of long-term debt	$	1,548,125

Cash Flow Hedges

The Company periodically uses derivative financial instruments as part of a strategy to manage exposure to market risks associated with interest rate fluctuations. The Company has entered into several floating-to-fixed interest rate swap agreements for an aggregate notional amount of $1,100.0 million which hedge a portion of the Company's floating rate indebtedness. The swaps mature at various dates through 2028. The Company has designated the swaps as cash flow hedges. Unrealized gains are recognized as assets while unrealized losses are recognized as liabilities. The interest rate swap agreements are highly correlated to the changes in interest rates to which the Company is exposed. Realized gains and losses in connection with each required interest payment are reclassified from accumulated other comprehensive income or loss to interest expense. The Company does not hold or issue derivative financial instruments for trading purposes.

The effect of derivative instruments in the consolidated statements of operations and accumulated other comprehensive loss for the periods presented was as follows (in thousands):

		Year Ended June 30,				
		2024		2023		2022
Gain recognized in other comprehensive income	$	19,937	$	30,874	$	22,751
Amounts reclassified to earnings from accumulated other comprehensive loss		(27,390)		(13,160)		10,882
Net current period other comprehensive income (loss)	$	(7,453)	$	17,714	$	33,633

Note 13 – Composition of Certain Financial Statement Captions

Accrued Compensation and Benefits

Accrued compensation and benefits consisted of the following (in thousands):

	June 30,			
		2024		2023
Accrued salaries and withholdings	$	218,529	$	199,455
Accrued leave		75,339		129,738
Other		22,646		43,161
Total accrued compensation and benefits	$	316,514	$	372,354

Other Accrued Expenses and Current Liabilities

Other accrued expenses and current liabilities consisted of the following (in thousands):

	June 30,			
		2024		2023
Deferred revenue, current	$	139,745	$	138,469
Vendor obligations		72,875		76,682
MARPA payable		110,750		71,677
Operating lease liabilities, current		51,223		46,260
Other		38,761		44,414
Total other accrued expenses and current liabilities	$	413,354	$	377,502

Other Long-Term Liabilities

Other long-term liabilities consisted of the following (in thousands):

	June 30,			
		2024		2023
Reserve for unrecognized tax benefits	$	75,988	$	154,498
Deferred and contingent acquisition consideration		16,140		—
Accrued post-retirement obligations		6,840		7,027
Deferred revenue, noncurrent		4,607		5,522
Other		8,610		10,124
Total other long-term liabilities	$	112,185	$	177,171

Accrued post-retirement obligations include projected liabilities for benefits the Company is obligated to provide under long-term care, group health, and executive life insurance plans, each of which is unfunded. Plan benefits are provided to certain current and former executives, their dependents and other eligible employees, as defined. Post-retirement obligations also include accrued benefits under supplemental retirement benefit plans covering certain executives. The expense recorded under these plans was $0.3 million, $0.7 million and $1.3 million during fiscal 2024, 2023, and 2022, respectively.

Note 14 – Earnings Per Share

Earnings per share and the weighted-average number of diluted shares are computed as follows (in thousands, except per share data):

	Year Ended June 30,					
		2024		2023		2022
Net income	$	419,924	$	384,735	$	366,794
Weighted-average number of basic shares outstanding during the period		22,381		23,196		23,446
Dilutive effect of RSUs after application of treasury stock method		192		217		231
Weighted-average number of diluted shares outstanding during the period		22,573		23,413		23,677
Basic earnings per share	$	18.76	$	16.59	$	15.64
Diluted earnings per share	$	18.60	$	16.43	$	15.49

Share Repurchases

On January 26, 2023, the Company's Board of Directors authorized a share repurchase program of up to $750.0 million of the Company's common stock (the "2023 Repurchase Program").

On January 30, 2023, CACI entered into an Accelerated Share Repurchase (ASR) Agreement with Citibank, N.A (Citibank). Under the ASR Agreement, we paid $250.0 million to Citibank and received an initial delivery of approximately 0.7 million shares of our common stock, which became treasury shares. On August 4, 2023, the ASR was completed and an additional 0.1 million shares of common stock were received which became treasury shares. In total, 0.8 million shares were repurchased at an average price per share of $303.57.

In addition to the ASR, during fiscal 2024, CACI repurchased 0.5 million shares of its outstanding common stock for $150.0 million on the open market at an average share price of $318.99 including commissions paid. The total remaining authorization for future common share repurchases under the 2023 Repurchase Program was $337.3 million as of June 30, 2024.

Note 15 – Stock-Based Compensation

Stock-based compensation is recognized in our consolidated statement of operations based on grant date fair values. The Company generally issues stock-based compensation awards in the form of non-performance-based restricted stock units (RSUs) and performance-based RSUs (PRSUs). Some of our performance-based awards have market conditions. The fair value of RSU and PRSU awards is determined based on the Company's common stock closing price on the date of grant. The fair value of PRSUs that also have market conditions is measured using a binomial lattice model.

Stock-based compensation expense is recognized on a straight-line basis ratably over the requisite service period, which is generally the vesting period, unless otherwise specifically noted. PRSUs are subject to achievement of performance conditions in addition to grantee service. Stock-based compensation expense for PRSUs with market conditions is recognized on an accelerated basis. The Company recognizes the effect of expected forfeitures of equity grants by estimating an expected forfeiture rate for grants of equity instruments. Amounts recognized for expected forfeitures are subsequently adjusted periodically and at major vesting dates to reflect actual forfeitures.

As of June 30, 2024, the Company had stock-based compensation awards outstanding under its 2016 Amended and Restated Incentive Compensation Plan (the 2016 Plan) and its Management Stock Purchase Plan (MSPP). Stock-based compensation expense and related income tax benefits recognized under all plans is as follows (in thousands):

| | Year Ended June 30, | | |
	2024	2023	2022
Stock-based compensation expense	$ 53,904	$ 39,643	$ 31,732
Income tax benefits recognized from stock-based compensation	16,486	10,110	8,218

During fiscal 2024, 2023, and 2022, the Company recognized $2.9 million, $1.1 million, and $5.2 million of excess tax benefits, respectively, which have been reported as operating cash inflows in the accompanying consolidated statements of cash flows.

Stock Incentive Plan

Under the terms of the 2016 Plan, the Company may issue, among others, non-qualified stock options, restricted stock, RSUs, SARs, and performance awards, collectively referred to herein as equity awards. During the periods presented, all equity awards issued were in the form of RSUs, including performance-based and non-performance-based RSUs.

The Company fulfills its obligations under the equity awards by either issuing new shares of authorized common stock or by issuing shares from treasury. The total number of shares authorized by shareholders for grants under the 2016 Plan was 2,400,000. The aggregate number of grants that may be made may exceed this approved amount as forfeited awards become available for future grants. As of June 30, 2024, cumulative grants of 1,681,869 equity awards underlying the shares authorized have been issued, and 298,988 have been forfeited.

Annual grants under the 2016 Plan are generally made to the Company's key employees and to members of the Company's Board of Directors during the second quarter of the Company's fiscal year. Annual grants consist of PRSUs and RSUs. With the approval of its Chief Executive Officer, the Company also issues equity awards to strategic new hires and to employees who have demonstrated superior performance. Performance-based stock awards vest and the stock is issued at the end of the performance period based upon the achievement of specific performance criteria. Non-performance based awards generally vest over a period of 3 years based upon required service.

Fiscal 2024, 2023 and 2022 PRSUs

For annual performance-based stock awards granted to key employees in fiscal 2024, 2023 and 2022, the awards vest at the end of a three-year period subject to continuous service, with the final number of PRSUs earned by participants based on the extent of achievement of a specified cumulative three-year EBITDA objective with minimum required performance.

Fiscal 2021 PRSUs

For annual performance-based stock awards granted to key employees in fiscal 2021, 50% of the award vests three years from the grant date and 50% vests four years from the grant date, with the final number of PRSUs earned by participants based on the achievement of an EPS target in the first year of the grant and on the average share price for the 90-day periods ended for the following three years. Depending on the degree that the 90-day average share price of the Company's stock in years one, two and three exceeds the 90-day average share price at the grant date, the number of shares ultimately awarded could range up to 200% of the specified target award.

The annual performance-based awards granted for each of the fiscal years presented were as follows:

	Performance-based stock awards granted	Number of additional shares earned under performance-based stock awards
Fiscal 2024	74,843	—
Fiscal 2023	51,600	—
Fiscal 2022	47,749	—

Changes in the number of unvested RSUs for each of the periods presented, together with the corresponding weighted-average fair values, are as follows:

	Restricted Stock Units	
	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at June 30, 2021	425,971	$ 209.60
Granted	237,723	249.04
Vested	(200,371)	114.01
Forfeited	(26,704)	249.09
Unvested at June 30, 2022	436,619	$ 253.02
Granted	187,046	262.13
Vested	(157,001)	235.73
Forfeited	(29,328)	257.58
Unvested at June 30, 2023	437,336	$ 259.75
Granted	194,106	307.68
Vested	(182,056)	253.26
Forfeited	(21,679)	282.35
Unvested at June 30, 2024	427,707	$ 283.12

The total intrinsic value of RSUs that vested during fiscal 2024, 2023, and 2022 was $58.6 million, $41.9 million and $49.6 million, respectively.

As of June 30, 2024, there was $69.1 million of unrecognized compensation cost related to RSUs, scheduled to be recognized over a weighted-average period of 1.88 years.

Stock Purchase Plans

The Company adopted the 2002 Employee Stock Purchase Plan (ESPP), MSPP and DSPP in November 2002, and implemented these plans beginning July 1, 2003. There are 1,500,000, 500,000, and 75,000 shares authorized for grants under the ESPP, MSPP and DSPP, respectively.

The ESPP allows eligible full-time employees to purchase shares of common stock at 95% of the fair market value of a share of common stock on the last day of the quarter. The maximum number of shares that an eligible employee can purchase during any quarter is equal to two times an amount determined as follows: 20% of such employee's compensation over the quarter, divided by 95% of the fair market value of a share of common stock on the last day of the quarter. The ESPP is a qualified plan under Section 423 of the Internal Revenue Code and, for financial reporting purposes, was amended effective July 1, 2005 so as to be considered non-compensatory. Accordingly, there is no stock-based compensation expense associated with shares acquired under the ESPP. As of June 30, 2024, participants have purchased 1,363,567 shares under the ESPP, at a weighted-average price per share of $83.16. Of these shares, 33,406 were purchased by employees at a weighted-average price per share of $321.68 during fiscal 2024. During the year ended June 30, 2013, the Company established a 10b5-1 plan to facilitate the open market purchase of shares of Company stock to satisfy its obligations under the ESPP.

The MSPP provides those senior executives with stock holding requirements a mechanism to receive RSUs in lieu of up to 100% of their annual bonus. For the fiscal 2024, 2023, and 2022, RSUs awarded in lieu of bonuses earned were granted at 100% of the closing price of a share of the Company's common stock on the date of the award, as reported by the New York Stock Exchange. RSUs granted under the MSPP vest at the earlier of 1) three-years from the grant date, 2) upon a change of control of the Company, 3) upon a participant's retirement at or after age 65, or 4) upon a participant's death or permanent disability. Vested RSUs are settled in shares of common stock. The Company recognizes the value of the discount applied to RSUs granted under the MSPP as stock compensation expense ratably over the three-year vesting period.

Activity related to the MSPP during the year ended June 30, 2024 is as follows:

	MSPP
RSUs outstanding, June 30, 2023	5,140
Granted	1,959
Issued	(3,221)
Forfeited	(355)
RSUs outstanding, June 30, 2024	3,523
Weighted average grant date fair value as adjusted for the applicable discount	$ 244.46

The DSPP allows members of the Company's Board of Directors to elect to receive RSUs at the market price of the Company's common stock on the date of the award in lieu of up to 100% of their annual retainer fees. Vested RSUs are settled in shares of common stock. There were no DSPP awards outstanding during fiscal 2024.

Note 16 – Income Taxes

The domestic and foreign components of income before provision for income taxes are as follows (in thousands):

	Year Ended June 30,		
	2024	2023	2022
Domestic	$ 480,145	$ 447,975	$ 421,942
Foreign	64,504	35,664	32,630
Income before income taxes	$ 544,649	$ 483,639	$ 454,572

The components of income tax expense are as follows (in thousands):

	Year Ended June 30,		
	2024	2023	2022
Current:			
Federal	$ 130,621	$ 184,040	$ 66,956
State and local	26,268	49,824	1,372
Foreign	17,599	11,053	9,880
Total current	174,488	244,917	78,208
Deferred:			
Federal	(42,322)	(109,894)	(12,884)
State and local	(6,827)	(36,717)	22,140
Foreign	(614)	598	314
Total deferred	(49,763)	(146,013)	9,570
Total income tax expense	$ 124,725	$ 98,904	$ 87,778

Income tax expense differs from the amounts computed by applying the U.S. federal statutory income tax rate of 21.0% as a result of the following (in thousands):

	Year Ended June 30,					
		2024		2023		2022
Expected tax expense computed at federal statutory rate	$	114,376	$	101,564	$	95,460
State and local taxes, net of federal benefit		16,508		15,900		21,295
Remeasurement of current year NOL		—		—		(1,124)
R&D tax credit, net		(12,604)		(14,205)		(15,708)
Stock-based compensation		(2,385)		(930)		(3,981)
Nonincludible and nondeductible items, net		4,368		1,105		1,588
Remeasurement of deferred taxes		(1,150)		(5,546)		(5,629)
Other		5,612		1,016		(4,123)
Total income tax expense	$	124,725	$	98,904	$	87,778
Effective income tax rate		22.9 %		20.4 %		19.3 %

The effective tax rate for fiscal 2024 was favorably impacted by research and development tax credits, offset by state income taxes. The effective tax rate for fiscal 2023 was favorably impacted primarily by federal research tax credits and the remeasurement of state deferred taxes. The effective tax rate for fiscal 2022 was favorably impacted primarily by the Company's method of accounting changes that resulted in a carryback of a federal income NOL and related income tax benefit as well as federal research tax credits.

The tax effects of temporary differences that give rise to deferred taxes are presented below (in thousands):

	June 30,			
		2024		2023
Deferred tax assets:				
Operating lease liabilities	$	97,911	$	102,679
Reserves and accruals		22,172		27,881
Capitalized research and development		170,086		191,872
Credits and net operating loss carryovers		9,407		4,284
Deferred compensation and post-retirement obligations		34,315		34,477
Stock-based compensation		12,362		11,032
Valuation allowance		(2,887)		—
Total deferred tax assets		343,366		372,225
Deferred tax liabilities:				
Goodwill and other intangible assets		(357,150)		(331,845)
Property, plant and equipment		(27,578)		(31,068)
Operating lease right-of-use assets		(74,769)		(78,670)
Deferred revenue		(23,591)		(26,543)
Prepaid expenses		(12,084)		(11,177)
Interest rate swaps		(8,322)		(10,943)
Other		(9,680)		(2,524)
Total deferred tax liabilities		(513,174)		(492,770)
Net deferred tax liability	$	(169,808)	$	(120,545)

During fiscal 2023, a provision of the TCJA went into effect that eliminated the option to deduct domestic research and development costs in the year incurred and instead requires taxpayers to capitalize and amortize such costs over five years. This provision decreased fiscal 2024 and 2023 cash flows from operations by $73.9 million and $95.0 million, respectively, and increased net deferred tax assets by a similar amount. The future impact of this provision will depend on any guidance issued by the Treasury Department regarding the identification of appropriate costs for capitalization, and the amount of future research and development expenses paid or incurred (among other factors).

The deferred tax assets and liabilities were remeasured in fiscal 2024 due to a reduction in the blended state effective tax rate.

The Company is subject to income taxes in the U.S. and various state and foreign jurisdictions. Tax statutes and regulations within each jurisdiction are subject to interpretation and require the application of significant judgment. The Company is currently under examination by the Internal Revenue Service (IRS) for fiscal 2017 through 2021 and one state jurisdiction for fiscal 2019 and 2020. Based on the current IRS audit status and expected conclusion timing, approximately $76.7 million of federal income tax receivables have been classified as long term as of June 30, 2024. The Company does not expect the resolution of these examinations to have a material impact on its results of operations, financial condition or cash flows.

U.S. income taxes have not been provided for undistributed earnings of foreign subsidiaries that have been permanently reinvested outside the United States. As of June 30, 2024, the estimated deferred tax liability associated with these undistributed earnings is approximately $2.9 million.

Changes in the Company's liability for unrecognized tax benefits is shown in the table below (in thousands):

	Year Ended June 30,		
	2024	2023	2022
Beginning of year	$ 153,860	$ 42,810	$ 31,505
Additions based on prior year tax positions	3,592	3,829	8,221
Additions based on current year tax positions	11,703	107,221	8,313
Reductions based on prior year tax positions	(96,111)	—	—
Settlement with taxing authorities	—	—	(5,229)
End of year	$ 73,044	$ 153,860	$ 42,810
Unrecognized tax benefits that, if recognized, would affect the effective tax rate	$ 73,044	$ 56,944	$ 42,810

The Company's total liability for unrecognized tax benefits as of June 30, 2024, 2023 and 2022 was approximately $73.0 million, $153.9 million and $42.8 million, respectively. During fiscal 2023, the Company recognized an increase in reserves related to the required capitalization of research and development expenses, which became effective in fiscal 2023, and current and prior year research and development tax credits. During fiscal 2024, the Company reduced its unrecognized tax benefit, primarily due to completing a detailed analysis of capitalized research and development costs which considered recent guidance issued by the IRS.

The Company recognizes net interest and penalties as a component of income tax expense. Over the next 12 months, the Company does not expect a significant increase or decrease in the unrecognized tax benefits recorded at June 30, 2024. As of June 30, 2024, the entire balance of unrecognized tax benefits is included in deferred taxes and other long-term liabilities.

Note 17 – Retirement Plans

Defined Contribution Plans

The Company sponsors various defined contribution plans in which most employees are eligible to participate. Company contribution expense for fiscal 2024, 2023, and 2022 was $78.7 million, $99.0 million and $100.3 million, respectively.

Supplemental Savings Plan

The Company maintains the Supplemental Savings Plan through which, on a calendar year basis, officers at the director level and above can elect to defer for contribution to the Supplemental Savings Plan up to 50% of their base compensation and up to 100% of their bonuses. The Company provides a contribution of 5% of compensation for each participant's compensation that exceeds the limit as set forth in IRC 401(a)(17) (currently $345,000 per year). The Company also has the option to make annual discretionary contributions. Company contributions vest five-years from the date of enrollment, and vesting is accelerated in the event of a change of control of the Company. Participant deferrals and Company contributions will be credited with the rate of return based on the investment options and asset allocations selected by the Participant. Participants may change their asset allocation as often as daily, if they so choose. A Rabbi Trust has been established to hold and provide a measure of security for the investments that finance benefit payments. Distributions from the Supplemental Savings Plan are made upon retirement, termination, death, or total disability. The Supplemental Savings Plan also allows for in-service distributions.

Supplemental Savings Plan obligations due to participants totaled $122.5 million at June 30, 2024, of which $11.3 million is included in accrued compensation and benefits in the accompanying consolidated balance sheet. Supplemental Savings Plan obligations increased by $8.1 million during fiscal 2024, consisting of $12.6 million of distributions and $6.0 million of investment gains, offset by $13.9 million of participant compensation deferrals and $1.0 million of Company contributions.

The Company maintains COLI assets in a Rabbi Trust to offset the obligations under the Supplemental Savings Plan. The value of the COLI in the Rabbi Trust was $99.4 million at June 30, 2024 and COLI gains were $5.2 million for fiscal 2024.

Contribution expense for the Supplemental Savings Plan during fiscal 2024, 2023, and 2022, was $1.0 million, $0.8 million, and $0.9 million, respectively.

Note 18 – Business Segments

The Company reports operating results and financial data in two segments: domestic operations and international operations. Domestic operations provide Expertise and Technology primarily to U.S. federal government agencies. International operations provide Expertise and Technology primarily to international government and commercial customers.

The Company evaluates the performance of its operating segments based on net income. Summarized financial information for the Company's reportable segments is as follows (in thousands):

	Year Ended June 30, 2024			Year Ended June 30, 2023			Year Ended June 30, 2022		
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Revenues	$ 7,432,745	$ 227,087	$ 7,659,832	$ 6,512,938	$ 189,608	$ 6,702,546	$ 6,011,059	$ 191,858	$ 6,202,917
Net income	384,553	35,371	419,924	354,937	29,798	384,735	339,381	27,413	366,794
Net assets	3,257,908	260,299	3,518,207	2,998,986	225,348	3,224,334	2,867,396	186,147	3,053,543
Goodwill	3,974,823	180,021	4,154,844	3,940,064	144,641	4,084,705	3,934,625	123,666	4,058,291
Total long-term assets	5,209,633	211,939	5,421,572	5,219,175	171,596	5,390,771	5,271,444	148,349	5,419,793
Total assets	6,442,853	353,248	6,796,101	6,305,758	295,050	6,600,808	6,380,745	248,686	6,629,431
Capital expenditures	60,898	2,788	63,686	61,201	2,516	63,717	72,736	1,828	74,564
Depreciation and amortization	138,548	3,597	142,145	138,879	2,685	141,564	131,401	3,280	134,681

Interest income and interest expense are not presented above as the amounts attributable to the Company's international operations are insignificant.

Customer Information

The Company earned 95.1%, 94.8% and 94.8% of its revenues from various agencies and departments of the U.S. government for fiscal 2024, 2023 and 2022, respectively.

Note 19 – Commitments and Contingencies

Legal Proceedings

The Company is involved in various lawsuits, claims, and administrative proceedings arising in the normal course of business. Management is of the opinion that any liability or loss associated with such matters, either individually or in the aggregate, will not have a material adverse effect on the Company's operations and liquidity.

Government Contracting

Payments to the Company on cost-plus-fee and time-and-materials contracts are subject to adjustment upon audit by the Defense Contract Audit Agency (DCAA) and other government agencies that do not utilize DCAA's services. The DCAA has completed audits of the Company's annual incurred cost proposals through fiscal year ended June 30, 2022. We are still negotiating the results of prior years' audits with the respective cognizant contracting officers and believe our reserves for such are adequate. In the opinion of management, adjustments that may result from these audits and the audits not yet started are not expected to have a material effect on the Company's financial position, results of operations, or cash flows as the Company has accrued its best estimate of potential disallowances. Additionally, the DCAA continually reviews the cost accounting and other practices of government contractors, including the Company. In the course of those reviews, cost accounting and other issues are identified, discussed and settled.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e), that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

The effectiveness of a system of disclosure controls and procedures is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of internal controls, and fraud. Due to such inherent limitations, there can be only reasonable, and not absolute, assurance that any system of disclosure controls and procedures will be successful in detecting or preventing all errors or fraud, or in making all material information known in a timely manner to the appropriate levels of management.

We performed an evaluation of the effectiveness of our disclosure controls and procedures under the supervision of the CEO and CFO, as of June 30, 2024. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of June 30, 2024.

Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of our management, an evaluation was also performed of any changes in our internal control over financial reporting that occurred during our last fiscal quarter ended June 30, 2024. Based on this evaluation, management determined there were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The management of CACI International Inc is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)   Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

(2)   Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

(3)   Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of CACI International Inc's internal control over financial reporting based on the framework and criteria established in *Internal Control-Integrated Framework (2013 Framework)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that CACI International Inc's internal control over financial reporting was effective as of June 30, 2024.

The effectiveness of the Company's internal control over financial reporting as of June 30, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears under Item 8.

Item 9B. Other Information

Disclosure of Trading Arrangements

During the fiscal quarter ended June 30, 2024, the following directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Regulation S-K, Item 408:

John S. Mengucci, our Chief Executive Officer, adopted a new Rule 10b5-1 trading arrangement on May 17, 2024 that will terminate no later than November 22, 2024. Under the trading arrangement, up to an aggregate of 10,000 shares of common stock are available to be sold by the broker upon reaching pricing targets defined in the trading arrangement.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

The Information required by Items 10, 11, 12, 13 and 14 of Part III of Form 10-K has been omitted in reliance on General Instruction G(3) and is incorporated herein by reference to our proxy statement to be filed with the SEC pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, as set forth below:

Item 10. Directors, Executive Officers and Corporate Governance

Except for the specific disclosures below, the information required by this Item 10 is included under the headings "Executive Officers," "Corporate Governance" and "Insider Trading Policy and Procedures" in our 2024 Proxy Statement for the annual meeting to be held with respect to the fiscal year ended June 30, 2024 (2024 Proxy Statement) and is incorporated by reference.

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. That code, our Standards of Ethics and Business Conduct, is posted in the "Investors Relations/Corporate Governance" section of our website at www.caci.com and a printed copy of such code will be furnished free of charge to any shareholder who requests a copy.

We intend to disclose any amendment to the Standards of Ethics and Business Conduct that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, and any waiver from a provision of the Standards of Ethics and Business Conduct granted to any director, principal executive officer, principal financial officer, principal accounting officer, or any other executive officer of the Company, in the "Investors" section of our website at www.caci.com within four business days following the date of such amendment or waiver.

Corporate Governance Guidelines

We have adopted a set of corporate governance guidelines in accordance with the requirements of Section 303A of the New York Stock Exchange Listed Company Manual. Those guidelines can be found posted on our website at www.caci.com and a printed copy will be furnished free of charge to any shareholder who requests a copy.

Item 11. Executive Compensation

The information required by this Item 11 will be incorporated herein by reference to the Proxy Statement for the 2024 Annual Meeting of Shareholders to be filed within 120 days after the end of the company's fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this Item 12 will be incorporated herein by reference to the Proxy Statement for the 2024 Annual Meeting of Shareholders to be filed within 120 days after the end of the company's fiscal year.

Item 13. Certain Relationships and Related Transactions

The information required by this Item 13 will be incorporated herein by reference to the Proxy Statement for the 2024 Annual Meeting of Shareholders to be filed within 120 days after the end of the company's fiscal year.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 will be incorporated herein by reference to the Proxy Statement for the 2024 Annual Meeting of Shareholders to be filed within 120 days after the end of the company's fiscal year.

Item 15. Exhibits and Financial Statement Schedules

(a)   The following documents are filed as part of this Annual Report:

      (1)   Financial Statements

            Consolidated Balance Sheets

            Consolidated Statements of Operations

            Consolidated Statements of Comprehensive Income

            Consolidated Statements of Cash Flows

            Consolidated Statements of Shareholders' Equity

            Notes to the Consolidated Financial Statements

      (2)   Financial Statements Schedules

            All schedules have been omitted because they are not applicable, not required or the information has been otherwise supplied in the consolidated financial statements or notes to consolidated financial statements.

      (3)   Exhibits

Exhibit No.	Description	Filed with this Form 10-K	Incorporated by Reference		
			Form	Filing Date	Exhibit No.
3.1	Certificate of Incorporation of CACI International Inc, as amended to date.		10-K	September 13, 2006	3.1
3.2	Amended and Restated By-laws of CACI International Inc, amended as of March 16, 2017.		8-K	March 21, 2017	3.1
4.1	Description of the Corporation's Securities Registered Pursuant to Section 12 of the Exchange Act of 1934.		10-K	August 14, 2020	4.1
10.1	Amended and Restated Credit Agreement, dated December 13, 2021, by and among CACI International Inc as borrower; Bank of America, N.A. as administrative agent, swing line lender and L/C issuer and each of the lenders named therein.		8-K	December 17, 2021	10.1
10.2	LIBOR Transition Amendment, dated April 12, 2023, between CACI International Inc and Bank of America, N.A., as administrative agent.		10-Q	April 27, 2023	10.1
10.3	Master Accounts Receivable Purchase Agreement, dated December 28, 2018, among CACI International Inc, CACI, Inc.-Federal, certain subsidiaries from time to time party thereto, MUFG Bank, Ltd., as Administrative Agent, and certain purchasers from time to time party thereto.		8-K	January 4, 2019	10.1
10.4	Performance Undertaking, dated December 28, 2018, made by CACI International Inc in favor of MUFG Bank, Ltd., as Administrative Agent, for the benefit of the purchasers.		8-K	January 4, 2019	10.2
10.5	Amendment No. 1 to Master Accounts Receivable Purchase Agreement dated December 27, 2019, among CACI, International Inc, CACI, Inc.-Federal, certain subsidiaries from time to time party thereto, MUFG Bank, Ltd., as Administrative Agent, and certain purchasers from time to time party thereto.		8-K	December 31, 2019	10.1

Exhibit No.	Description	Filed with this Form 10-K	Form	Filing Date	Exhibit No.
				Incorporated by Reference	
10.6	Amendment No. 2 to the Master Accounts Receivable Purchase Agreement dated December 24, 2020, among CACI, International Inc, CACI, Inc.-Federal, certain subsidiaries from time to time party thereto, MUFG Bank, Ltd., as Administrative Agent, and certain purchasers from time to time party thereto.		8-K	December 30, 2020	10.1
10.7	Amendment No. 3 to the Master Accounts Receivable Purchase Agreement dated December 23, 2021, among CACI, International Inc, CACI, Inc.-Federal, certain subsidiaries from time to time party thereto, MUFG Bank, Ltd., as Administrative Agent, and certain purchasers from time to time party thereto.		8-K	December 29, 2021	10.1
10.8	Amendment No. 4 to the Master Accounts Receivable Purchase Agreement dated December 22, 2022, among CACI, International Inc, CACI, Inc.-Federal, certain subsidiaries from time to time party thereto, MUFG Bank, Ltd., as Administrative Agent, and certain purchasers from time to time party thereto.		8-K	December 28, 2022	10.1
10.9	Amendment No. 5 to the Master Accounts Receivable Purchase Agreement dated December 20, 2023, among CACI, International Inc, CACI, Inc.-Federal, certain subsidiaries from time to time party thereto, MUFG Bank, Ltd., as Administrative Agent, and certain purchasers from time to time party thereto.		8-K	December 27, 2023	10.1
10.10	Amended and Restated Management Stock Purchase Plan of CACI International Inc. *		10-K	August 27, 2008	10.5
10.11	Amendment to the CACI International Inc Management Stock Purchase Plan dated June 23, 2010. *		10-K	August 25, 2010	10.34
10.12	Form of Restricted Stock Unit (RSU) Agreement under CACI International Inc Management Stock Purchase Plan. *		10-K	August 11, 2022	10.9
10.13	Amended and Restated Director Stock Purchase Plan of CACI International Inc. *		10-Q	May 4, 2012	10.1
10.14	Form of Stock Grant Agreement under CACI International Inc Director Stock Purchase Plan. *		S-8	February 6, 2012	10.15
10.15	CACI International Inc 2016 Amended and Restated Incentive Compensation Plan. *		Def 14A	October 1, 2020	Appendix A
10.16	Form of RSU Grant Agreement pursuant to the CACI International Inc 2016 Incentive Compensation Plan. *		10-K	August 11, 2022	10.13
10.17	Form of RSU Grant Agreement pursuant to the CACI International Inc 2016 Incentive Compensation Plan. *		10-Q	January 25, 2024	10.2
10.18	Form of Performance RSU Grant Agreement pursuant to the CACI International Inc 2016 Incentive Compensation Plan (Prior to FY2022). *		10-K	August 14, 2020	10.30
10.19	Form of Performance RSU Grant Agreement pursuant to the CACI International Inc 2016 Incentive Compensation Plan. *		10-K	August 11, 2022	10.15
10.20	Form of Performance RSU Grant Agreement pursuant to the CACI International Inc 2016 Incentive Compensation Plan. *		10-Q	January 25, 2024	10.3

Exhibit No.	Description	Filed with this Form 10-K	Incorporated by Reference		
			Form	Filing Date	Exhibit No.
10.21	Form of Non-Employee Director Restricted Stock Unit Grant Agreement issued pursuant to the 2016 Incentive Compensation Plan. *		10-K	August 21, 2017	10.30
10.22	Severance Compensation Agreement dated October 3, 2022 between Jeffrey D. MacLauchlan and CACI International Inc. *		8-K	October 3, 2022	10.25
10.23	Severance Compensation Agreement dated June 16, 2008 between Gregory R. Bradford and CACI International Inc. *		10-K	August 27, 2008	10.23
10.24	Supplemental Executive Retirement Plan dated June 3, 2019 between John S. Mengucci and CACI International Inc. *		10-K	August 21, 2019	10.32
10.25	Employment Agreement dated July 1, 2019 between John S. Mengucci and CACI International Inc. *		10-K	August 21, 2019	10.33
19.1	CACI International Inc Securities Trading Policy.	X			
21.1	Subsidiaries of the Registrant.	X			
23.1	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP).	X			
23.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP).	X			
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities and Exchange Commission.	X			
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities and Exchange Commission.	X			
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.	X			
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.	X			
101.INS	XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)				
101.SCH	Inline XBRL Taxonomy Extension Schema Document				
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101)				

---

*   Denotes a management contract, compensatory plan, or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized, on the 8th day of August 2024.

CACI International Inc
Registrant

Date: August 8, 2024   By: /s/ JOHN S. MENGUCCI

John S. Mengucci
President, Chief Executive Officer and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in capacities and on the dates indicated.

Signatures	Title	Date
/s/ JOHN S. MENGUCCI **John S. Mengucci**	President, Chief Executive Officer and Director (Principal Executive Officer)	August 8, 2024
/s/ JEFFREY D. MACLAUCHLAN **Jeffrey D. MacLauchlan**	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	August 8, 2024
/s/ ERIC F. BLAZER **Eric F. Blazer**	Senior Vice President, Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)	August 8, 2024
/s/ MICHAEL A. DANIELS **Michael A. Daniels**	Chairman of the Board of Directors	August 8, 2024
/s/ LISA S. DISBROW **Lisa S. Disbrow**	Director	August 8, 2024
/s/ SUSAN M. GORDON **Susan M. Gordon**	Director	August 8, 2024
/s/ WILLIAM L. JEWS **William L. Jews**	Director	August 8, 2024
/s/ GREGORY G. JOHNSON **Adm Gregory G. Johnson, USN (Ret.)**	Director	August 8, 2024
/s/ RYAN D. MCCARTHY **Ryan D. McCarthy**	Director	August 8, 2024
/s/ PHILIP O. NOLAN **Philip O. Nolan**	Director	August 8, 2024
/s/ DEBORA A. PLUNKETT **Debora A. Plunkett**	Director	August 8, 2024
/s/ STANTON D. SLOANE **Stanton D. Sloane**	Director	August 8, 2024
/s/ WILLIAM S. WALLACE **Gen William S. Wallace, USA (Ret.)**	Director	August 8, 2024

Exhibit 19.1

CACI International Inc
Securities Trading Policy

OVERVIEW

I. **Purpose**

CACI International Inc and its subsidiaries (the "Company") have adopted this Securities Trading Policy (the "Policy") to promote compliance with federal, state and foreign securities laws that prohibit individuals who are aware of material nonpublic information about a company from (i) trading in that company's securities or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

This Policy provides guidelines governing transactions in Company Securities (as defined below) and the appropriate handling of confidential information about the Company and the Company's customers and business partners.

II. **Scope**

This Policy applies to all directors, officers and employees of the Company, as well as their Family Members (as defined below) and Controlled Entities (as defined below), and all other persons who receive material nonpublic information from the Company. Please be aware that the restrictions outlined in this Policy are applicable for as long as the person subject to the Policy is in possession of material nonpublic information, even if their employment or other relationship with the Company has terminated.

Except as set forth below, this Policy applies to any and all transactions in Company Securities whether they are held in a brokerage account, a 401(k) or similar account, an employee stock purchase plan or otherwise.

III. **Definitions**

"Blackout Period" Period designated by the General Counsel in which a Covered Person may not conduct any transactions involving the Company's Securities, even during a Trading Window.

"CACI Stock Fund" CACI Stock Fund under the Company's 401(k) $mart Plan.

"Company" CACI International Inc and its subsidiaries and controlled affiliates.

"Company Securities" Common stock or any other securities that the Company may issue, including (but not limited to) options to purchase common stock, preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company that relate to the Company's Securities, such as call options or swaps.

"Controlled Entities" Entities that a Covered Person influences or controls, including any corporations, partnerships or trusts.

"Covered Person" Directors, officers and employees of the Company and all other persons who receive material nonpublic information from the Company.

"Designated Insider" Directors, executive officers and other employees subject to the reporting obligations contained in Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or as otherwise identified by the General Counsel. Generally, Designated Insiders are those individuals who regularly have access to nonpublic financial information concerning the Company.

"Family Members" Persons who reside with a Covered Person including a spouse, a child, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, and in-laws or anyone else who lives in a Covered Person's household. In addition, any Family Members who do not live in a Covered Person's household but whose transactions in Company Securities are directed by a Covered Person or are subject to their influence or control, such as parents or children who consult with them before they trade in Company Securities.

"Material Information" Information a reasonable investor would consider important or significant in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company's stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

- Projections of future earnings, losses or other financial guidance;

- Pending or proposed acquisitions, divestitures, merger or takeovers;

- Proposed new security issues;

- Significant contract awards or terminations or any other changes to the Company's relationships with customers or suppliers;

- Development of significant new products, processes and services;

- Pending or threatened litigation, regulatory proceedings or governmental investigations;

- Significant changes in the business or senior-level management; and

- Bank borrowings or other transactions out of the ordinary course of business.

Covered Persons should always treat information as "material" if they have any reason to believe that it may be important or significant in a decision to purchase, sell or hold securities. The General Counsel can be contacted for advice if there are any questions regarding the materiality of information.

"Nonpublic Information" Information that has not been widely disseminated to the general public through major newswire services, national news services, financial news services or a website posting. In addition, information that is only available to the Company's employees or a select group of third-parties is not considered to be widely disseminated. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. It is usually sufficient to wait at least 48 hours after publication. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.

"Policy" This CACI International Inc Securities Trading Policy.

"Restriction Period" Period beginning two weeks prior to the last day of any fiscal quarter or fiscal year end and ending two full Trading Days following the public release of the Company's earnings release and conference call for the previous fiscal quarter.

"Rule 10b5-1 Plan" Trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act.

"Tipping" Providing material nonpublic information to another person who may trade or advise others to trade on the basis of that information is known as "tipping".

"Trading Day" Day on which the New York Stock Exchange is open for trading.

"Trading Window" Period beginning two full Trading Days following the public release of the Company's earnings release and conference call for the previous fiscal quarter and ending two weeks prior to the last day of the any fiscal quarter or fiscal year end.

<u>STATEMENT OF POLICY</u>

It is the Company's policy that a Covered Person (or any other person designated by this Policy or the Company as subject to this Policy) who is aware of material nonpublic information relating to the Company or the Company's customers and business partners, or is otherwise subject to a Restriction Period or Blackout Period, may not directly or indirectly through Family Members, Controlled Entities or other persons or entities:

1. Purchase or sell such company's securities or engage in any other action to take personal advantage of that information (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1);

2. Provide trading advice of any kind related to such company's securities;

3. Disclose material nonpublic information or "Tip" within the Company, except on a need to know basis, or outside of the Company, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company's policies; or

4. Assist anyone engaged in the above activities.

A Covered Person who is aware of material nonpublic information must forego a transaction in Company Securities or the securities of another company even if (a) the transaction was planned prior to the Covered Person having knowledge of material nonpublic information, (b) money or potential profit may be lost by not completing the transaction, (c) the transaction may be necessary or seem justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or (d) the transaction is de minimis in nature. The securities laws do not recognize any mitigating circumstances, and even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct.

Please remember that a Covered Person may be in possession of material nonpublic information with respect to other companies and that the prohibitions included in this Policy apply to both the Company and any other company. In addition, whether or not information is used in violation of securities laws, each person employed or affiliated with the Company has a duty to maintain the confidentiality of information relating to the Company or obtained through a relationship of confidence.

In order to avoid the appearance of impropriety, additional restrictions on transactions involving Company Securities are provided under "Trading Guidelines and Requirements" and "Prohibited and Limited Transactions" below.

<u>**TRADING GUIDELINES AND REQUIREMENTS**</u>

The Company has established additional procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety. These additional procedures are applicable only to those individuals described below.

<u>**Financial Reporting Restriction Periods**</u>

A Covered Person, as well as their Family Members or Controlled Entities, may not conduct any transactions involving Company Securities (other than as specified by this Policy), during a "Restricted Period" beginning two weeks prior to the last day of any fiscal quarter or fiscal year end (March, June, September and December) and ending two full Trading Days following the public release of the Company's earnings release and conference call for the previous fiscal quarter. In other words, a Covered Person may only conduct transactions in Company Securities during the "Trading Window" beginning two full Trading Days following the public release of the Company's earnings release and conference call for the previous fiscal quarter and ending two weeks prior to the last day of the any fiscal quarter or fiscal year end.

Please note that even during the Trading Window, persons subject to this Policy may not conduct transactions in Company Securities if they are in possession of material nonpublic information.

<u>**Blackout Periods**</u>

The General Counsel has the authority to institute a "Blackout Period" and prohibit a Covered Person from engaging in transactions involving Company Securities, even during a Trading Window, or securities of another company. The General Counsel may notify a Covered Person of a Blackout Period without disclosing the reason for the restriction. Even if a person subject to this Policy has not been designated as a person who is subject to the Blackout Period, they should not trade while aware of material nonpublic information.

<u>**Pre-Clearance Procedures**</u>

Designated Insiders, together with their Family Members, may not engage in any transaction in Company Securities (including a stock plan transaction such as an option exercise, or a gift, loan, contribution to a trust, or any other transfer) without first obtaining pre-clearance of the Transaction from the General Counsel.

A request for pre-clearance should be submitted to the General Counsel at least two business days in advance of the proposed transaction and any pre-clearance is only valid for two business days. The General Counsel is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction.

All persons subject to these pre-clearance requirements who use a broker to execute his or her trades are responsible for instructing such broker about this pre-clearance procedure and ensuring that such broker complies with the procedure.

<u>**POLICY EXCEPTIONS**</u>

<u>**10b5-1 Plans**</u>

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, persons subject to this Policy must enter into a Rule 10b5-1 Plan for transactions in Company Securities that meets certain conditions specified in the Rule. If a person has entered into a Rule 10b5-1 Plan, Company Securities may be purchased or sold pursuant to the Rule 10b5-1 Plan without regard to certain insider trading restrictions. To comply with this Policy, a Rule 10b5-1 Plan must be approved by the General Counsel and entered into without possession of material nonpublic information. In addition, persons subject to this Policy may only enter into, terminate or otherwise modify a Rule 10b5-1 Plan during a Trading Window and a 10b5-1 Plan must have a minimum term of six months. Once the Rule 10b5-1 Plan is adopted, the person establishing the plan may not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Frequent amendment or entry into and termination of multiple Rule 10b5-1 Plans is discouraged, as it can be perceived as a method to circumvent the restrictions of this Policy and the applicable securities laws.

Any Rule 10b5-1 Plan must be submitted for approval to the General Counsel at least two business days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to an approved Rule 10b5-1 Plan will be required, but the Company requires a waiting period of 30 days between the date the Rule 10b5-1 plan is adopted and the date of the first possible transaction under the plan.

Company Benefit Plans

The purchase of Company Securities in the CACI Stock Fund or the CACI International Inc Employee Stock Purchase Plan (the "ESPP") resulting from periodic contributions of money pursuant to a payroll deduction election that was made previously during a Trading Window and in compliance with this Policy is not subject to the restrictions set forth in this Policy. This Policy does, however, apply to the following transactions:

- Sales of Company Securities acquired pursuant to the ESPP or CACI Stock Fund;
- Elections to participate in or terminate participation in the ESPP or CACI Stock Fund;
- Elections to to increase or decrease the periodic contributions in the ESPP or CACI Stock Fund;
- Elections to make an intra-plan transfer into or out of the CACI Stock Fund;
- Elections to borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of the CACI Stock Fund balance in the 401(k) plan account; and
- Elections to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the CACI Stock Fund pursuant to a previously made election.

Stock Option Exercises

This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company's plans that does not also involve a concurrent sale of the shares of Company common stock acquired upon exercise of the option, or to the exercise of a tax withholding right pursuant to which a person subject to this Policy elects to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or any related tax withholding, as this entails selling a portion of the underlying stock to cover those costs.

Restricted Stock and Restricted Stock Unit Awards

This Policy does not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which a Covered Person elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. The Policy does apply, however, to any market sale of restricted stock or shares acquired upon the vesting of restricted stock units.

PROHIBITED AND LIMITED TRANSACTIONS

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if a Covered Person, Family Members or Controlled Entities engage in certain types of transactions. It therefore is the Company's policy that any persons covered by this Policy may not engage in any of the following transactions, or should otherwise consider the Company's preferences as described below:

Short Sales

Short sales of Company Securities (*i.e.,* the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company's prospects. In addition, short sales may reduce a seller's incentive to seek to improve the Company's performance. For these reasons, short sales of Company Securities are prohibited by this Policy.

Publicly-Traded Options

Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a Covered Employee is trading based on material nonpublic information and focus a Covered Employee's attention on short-term performance at the expense of the Company's long-term objectives. Accordingly, transactions in put options, call options or other derivative securities involving Company Securities, on an exchange or in any other organized market, are prohibited by this Policy.

Hedging Transactions

Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a director, officer or employee to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company's other stockholders. Therefore, hedging or monetization transactions involving Company Securities are prohibited by this Policy.

Margin Accounts and Pledged Securities

Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan.

Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, the inclusion of Company Securities in margin accounts in which Company Securities are pledged as collateral, and pledging Company Securities as collateral for a loan is discouraged by this Policy.

Standing and Limit Orders

Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a Covered Employee is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on Company Securities.

POTENTIAL LIABILITY

Persons subject to this Policy have the individual responsibility to comply with federal, state or foreign securities laws and regulations, regardless of whether a transaction is executed outside of a Restricted Period or Blackout Period or is pre-cleared by the Company. A Covered Person is also responsible for the transactions of Family Members and Controlled Entities and therefore should make them aware of the requirements of this Policy and the need to confer with the Covered Person before they trade in Company Securities. A Covered Person should treat all transactions of Family Members and Controlled Entities for the purposes of this Policy and applicable securities laws as if the transactions were for such Covered Person's own account.

In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the General Counsel or any other person pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

Civil and Criminal Liability

Insider trading violations are pursued vigorously by the Securities and Exchange Commission ("SEC"), U.S. Attorneys and state enforcement authorities as well as officials acting under the laws of foreign jurisdictions.

Punishment for insider trading violations is severe, and could include significant fines and imprisonment. The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company's Securities, is prohibited by federal and state securities laws. The potential criminal and civil penalties for intentional violations include:

(a) a jail term of up to 20 years;

(b) a criminal fines up to $5,000,000; and

(c) a civil penalty up to three times the profit gained or loss avoided.

While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other "controlling persons" if they fail to take reasonable steps to prevent insider trading by company personnel. The potential criminal and civil penalties for the Company include criminal penalties up to $25,000,000 and civil penalties up to $1,000,000 or three times the profit gained or loss avoided.

Disciplinary Actions

In addition, a Covered Person's failure to comply with this Policy may subject the individual to Company imposed sanctions, including dismissal for cause, whether or not the Covered Person's failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person's reputation and irreparably damage a career.

ADDITIONAL RESOURCES

Potential Violations

Any person who becomes aware of a violation or potential violation of this Policy should immediately report such violation to the General Counsel or the Company's Compliance Hotline.

Inquiries

Any person who has a question about this Policy or its application to any proposed transaction, whether involving Company Securities or securities of another company, may obtain additional guidance from the General Counsel. Although the Company may answer questions related to this Policy, it is an individual's responsibility to refrain from (i) trading in that company's securities while in possession of material nonpublic information and (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

Related Policies

Please reference the following corporate policies for additional information related to the Company's confidentiality standards and the disclosure of Company information:

- CACI International Inc Standards of Ethics and Business Conduct

Exhibit 21.1

Subsidiaries of the Registrant

CACI, INC. – FEDERAL, a Delaware corporation

CACI, LLC – COMMERCIAL, a Delaware limited liability company

CACI NSS, LLC, a Delaware limited liability company

CACI N.V., a Netherlands corporation

CACI Limited, a United Kingdom private company limited by shares

CACI Technologies, LLC, a Virginia limited liability company (also does business as "CACI Productions Group")

CACI Dynamic Systems, LLC, a Virginia limited liability company

CACI Premier Technology, LLC, a Delaware limited liability company

CACI Enterprise Solutions, LLC, a Delaware limited liability company

CACI-ISS, LLC, a Delaware limited liability company

CACI Technology Insights, LLC, a Virginia limited liability company

CACI-CMS Information Systems, LLC, a Virginia limited liability company

CACI-WGI, LLC, a Delaware limited liability company (also does business as "The Wexford Group International")

CACI-Athena, LLC, a Delaware limited liability company

CACI Products Company, a Delaware corporation

LGS Innovations LLC, a Delaware limited liability company

Six3 Systems, LLC, a Delaware limited liability company

Six3 Advanced Systems, Inc., a Virginia corporation

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-257432, 333-148032, 333-146505, 333-146504, 333-104118, 333-91676, 333-157093, 333-164710, 333-179392, and 333-193781) of CACI International Inc of our report dated August 8, 2024 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K..

/s/ PricewaterhouseCoopers LLP
Washington, District of Columbia
August 8, 2024

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1. Registration Statement (Form S-8 No. 333-257432) pertaining to the 2002 Employee Stock Purchase Plan and the 2016 Amended and Restated Incentive Compensation Plan,
2. Registration Statement (Form S-8 No. 333-148032) pertaining to the 2016 Amended and Restated Incentive Compensation Plan,
3. Registration Statement (Form S-8 No. 333-146505) pertaining to the 2002 Employee Stock Purchase Plan,
4. Registration Statement (Form S-8 No. 333-146504) pertaining to the CACI $MART Plan,
5. Registration Statement (Form S-8 No. 333-104118) pertaining to the 2002 Employee, Management, and Director Stock Purchase Plans, as amended,
6. Registration Statement (Form S-8 No. 333-91676) pertaining to the CACI $MART Plan,
7. Registration Statement (Form S-8 No. 333-157093) pertaining to the 2016 Amended and Restated Incentive Compensation Plan,
8. Registration Statement (Form S-8 No. 333-164710) pertaining to the 2002 Employee Stock Purchase Plan, as amended,
9. Registration Statement (Form S-8 No. 333-179392) pertaining to the 2016 Amended and Restated Incentive Compensation Plan, and
10. Registration Statement (Form S-8 No. 333-193781) pertaining to the 2002 Employee Stock Purchase Plan, as amended;

of our report dated August 11, 2022, with respect to the consolidated financial statements of CACI International Inc included in this Annual Report (Form 10-K) of CACI International Inc for the year ended June 30, 2022.

/s/ Ernst & Young LLP

Tysons, Virginia
August 8, 2024

Exhibit 31.1

Section 302 Certification

I, John S. Mengucci certify that:

1. I have reviewed this Annual Report on Form 10-K, of CACI International Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 8, 2024

/s/ JOHN S. MENGUCCI

John S. Mengucci
President,
Chief Executive Officer and Director
(Principal Executive Officer)

Exhibit 31.2

Section 302 Certification

I, Jeffrey D. MacLauchlan, certify that:

1. I have reviewed this Annual Report on Form 10-K, of CACI International Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: August 8, 2024

/s/ JEFFREY D. MACLAUCHLAN

Jeffrey D. MacLauchlan
Executive Vice President, Chief Financial Officer
and Treasurer
(Principal Financial Officer)

Exhibit 32.1

Section 906 Certification

In connection with the Annual Report on Form 10-K of CACI International Inc (the "Company") for the fiscal year ended June 30, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned President and Chief Executive Officer of the Company certifies, to the best of his knowledge and belief pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 8, 2024

/s/ JOHN S. MENGUCCI

John S. Mengucci
President,
Chief Executive Officer and Director
(Principal Executive Officer)

Exhibit 32.2

Section 906 Certification

In connection with the Annual Report on Form 10-K of CACI International Inc (the "Company") for the fiscal year ended June 30, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Executive Vice President, Chief Financial Officer and Treasurer of the Company certifies, to the best of his knowledge and belief pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 8, 2024

/s/ JEFFREY D. MACLAUCHLAN
Jeffrey D. MacLauchlan
Executive Vice President, Chief Financial Officer
and Treasurer
(Principal Financial Officer)